     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 26, 1996

                                                   REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             COSTILLA ENERGY, INC.
             (Exact name of Registrant as specified in its charter)

            DELAWARE                           1311                     75-2658940
 (State or other jurisdiction of   (Primary Standard Industrial      (I.R.S. Employer
 incorporation or organization)    Classification Code Number)     Identification No.)

                           --------------------------

                         400 WEST ILLINOIS, SUITE 1000
                              MIDLAND, TEXAS 79701
                                 (915) 683-3092
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                          MICHAEL J. GRELLA, PRESIDENT
                             COSTILLA ENERGY, INC.
                         400 WEST ILLINOIS, SUITE 1000
                              MIDLAND, TEXAS 79701
                                 (915) 683-3092
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

               Richard T. McMillan                                   R. Joel Swanson
         Cotton, Bledsoe, Tighe & Dawson,                         Baker & Botts, L.L.P.
            a Professional Corporation                                910 Louisiana
                500 West Illinois                                  Houston, Texas 77002
                    Suite 300
               Midland, Texas 79701

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

                                                    PROPOSED OFFERING    PROPOSED MAXIMUM
    TITLE OF EACH CLASS OF         AMOUNT TO BE      PRICE PER SHARE    AGGREGATE OFFERING      AMOUNT OF
 SECURITIES TO BE REGISTERED      REGISTERED (1)           (2)              PRICE (2)        REGISTRATION FEE
Common Stock, $0.10 par value       4,600,000             $16.00           $73,600,000           $25,379

(1) Includes an aggregate of 600,000 shares subject to an Underwriters' over-allotment option.

(2) Estimated solely for the purpose of calculating the registration fee.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET
                  (PURSUANT TO ITEM 501(B) OF REGULATION S-K)

                    ITEM NUMBER AND HEADING                                 LOCATION OR CAPTION IN PROSPECTUS
- ----------------------------------------------------------------  -----------------------------------------------------
       1.  Forepart of the Registration Statement and Outside
            Front Cover of Prospectus...........................  Outside Front Cover Page
       2.  Inside Front and Outside Back Cover Pages of
            Prospectus..........................................  Inside Front and Outside Back Cover Pages
       3.  Summary Information, Risk Factors and Ratio of
            Earnings to Fixed Charges...........................  Prospectus Summary; Risk Factors; The Company; Pro
                                                                   Forma Condensed Financial Statements; Selected
                                                                   Financial Information
       4.  Use of Proceeds......................................  Prospectus Summary; Use of Proceeds
       5.  Determination of Offering Price......................  Outside Front Cover Page; Underwriting
       6.  Dilution.............................................  Risk Factors; Dilution
       7.  Selling Security Holders.............................  *
       8.  Plan of Distribution.................................  Outside Front Cover Page; Underwriting
       9.  Description of Securities to Be Registered...........  Outside Front Cover Page; Prospectus Summary;
                                                                   Description of Capital Stock
      10.  Interests of Named Experts and Counsel...............  *
      11.  Information with Respect to the Registrant...........  Prospectus Summary; Risk Factors; The Company;
                                                                   Dividend Policy; Capitalization; Pro Forma Condensed
                                                                   Financial Statements; Selected Financial
                                                                   Information; Management's Discussion and Analysis of
                                                                   Financial Condition and Results of Operations;
                                                                   Business and Properties; Management; Certain
                                                                   Transactions; Security Ownership of Certain
                                                                   Beneficial Owners and Management; Executive
                                                                   Compensation and Other Information; Description of
                                                                   Certain Indebtedness; Description of Capital Stock;
                                                                   Consolidated Financial Statements
      12.  Disclosure of Commission Position on Indemnification
            for Securities Act Liabilities......................  *

- ------------------------
* Omitted because item is not applicable.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR ANY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION - DATED JULY 26, 1996

PROSPECTUS
- --------------------------------------------------------------------------------

                                4,000,000 Shares

                             COSTILLA ENERGY, INC.

                                  Common Stock
- -------------------------------------------------------------------------

All of the shares of the Common Stock, $0.10 par value (the "Common Stock"), offered hereby (the "Common Stock Offering") are being sold by Costilla Energy, Inc., a Delaware corporation ("Costilla" or the "Company").

Concurrently with the Common Stock Offering, the Company is offering $100,000,000 of % Senior Subordinated Notes due 2006 (the "Notes") for sale to the public (the "Notes Offering," and together with the Common Stock Offering, the "Offerings") pursuant to an underwritten public offering. The Notes Offering and the Common Stock Offering are each conditioned on the consummation of the other.

Prior to this Common Stock Offering, there has been no public market for the Common Stock of the Company. It is currently anticipated that the initial public offering price will be between $14.00 and $16.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company will apply for inclusion of the Common Stock on The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the trading symbol "COSE."

SEE "RISK FACTORS" ON PAGES 9 TO 13 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
- --------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES  COMMISSION
      PASSED  UPON  THE  ACCURACY  OR ADEQUACY  OF  THIS  PROSPECTUS. ANY
       REPRESENTATION  TO   THE   CONTRARY   IS   A   CRIMINAL   OFFENSE.

                                                                  Underwriting
                                                   Price to       Discounts and     Proceeds to
                                                    Public       Commissions (1)    Company (2)
Per Share.....................................         $                $                $
Total (3).....................................         $                $                $

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated to be $      .

(3) The Company has granted the several Underwriters a 30-day over-allotment option to purchase up to 600,000 additional shares of Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the total Price to Public will be
    $      , the total Underwriting Discounts and Commissions will be $      and
    the total Proceeds to Company will be $      . See "Underwriting."
- --------------------------------------------------------------------------------

The shares of Common Stock are offered by the several Underwriters subject to delivery by the Company and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made at the office of Prudential Securities Incorporated, One New York Plaza, New York, New York, on
or about             , 1996.

PRUDENTIAL SECURITIES INCORPORATED  RAUSCHER PIERCE REFSNES, INC.

August   , 1996

                             COSTILLA ENERGY, INC.
                                GEOGRAPHIC FOCUS

         [GRAPHIC MATERIAL, AND DESCRIPTION THEREOF FOR EDGAR, TO COME]

                            ------------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZATION, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION, FINANCIAL STATEMENTS AND OTHER DATA APPEARING ELSEWHERE IN THIS PROSPECTUS. THE PRO FORMA INFORMATION GIVES EFFECT TO THE CONVERSION OF COSTILLA FROM A LIMITED LIABILITY COMPANY TO A CORPORATION, CERTAIN MATERIAL ACQUISITIONS AND THE OFFERINGS AND THE APPLICATION OF THE ESTIMATED NET PROCEEDS THEREFROM. SEE "-- SIGNIFICANT ACQUISITIONS," "THE COMPANY -- CORPORATE REORGANIZATION," AND "USE OF PROCEEDS." AS USED HEREIN, REFERENCES TO THE COMPANY OR TO COSTILLA ARE TO COSTILLA ENERGY, INC. AND ITS SUBSIDIARIES. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED. CERTAIN OIL AND GAS TERMS USED IN THIS PROSPECTUS ARE DEFINED IN THE "GLOSSARY" INCLUDED HEREIN.

                                  THE COMPANY

    Costilla is an independent energy company engaged in the exploration, acquisition and development of oil and gas properties. The Company's primary operations are in the Permian Basin, the Gulf Coast and the Rocky Mountain regions. The Company's strategy focuses on increasing reserves through a targeted exploration program, the exploitation of its existing properties and selective property acquisitions. In addition, the Company recently acquired an interest in a concession for the development of mineral interests in the Republic of Moldova, in Eastern Europe. The Company also has minor interests in the domestic gas gathering and transmission business.

    The Company's predecessor began operating in 1988 with the strategy of acquiring and exploiting undervalued oil and gas properties, and at December 31, 1992 had net proved reserves of 4.7 MMBOE. Since January 1, 1993, the Company has successfully closed seven transactions for an aggregate purchase price of approximately $101 million. As of March 31, 1996, the Company had total estimated net proved reserves of 16.5 Mmbbls of oil and 112.9 Bcf of gas, aggregating 35.3 MMBOE, with a PV-10 Value of approximately $179.5 million, assuming the 1996 Acquisition (as defined below) had occurred at March 31, 1996. The Company also has a substantial undeveloped acreage position consisting of 205,908 gross (141,384 net) acres. The Company has identified in excess of 200 drilling locations of which 82 are included in its proved reserves.

    Costilla has in-house exploration expertise which uses 3-D seismic technology as a primary tool to identify drilling opportunities and has experienced high rates of success in each of its first two major 3-D seismic drilling programs. Since 1994, the Company has drilled 23 wells based on these 3-D surveys, 20 of which have been productive. The Company has recently completed a third 3-D survey in Pecos County, Texas and intends to commence drilling on this acreage in the second half of 1996. Moreover, the Company is currently conducting two additional 3-D surveys. The Company currently plans to drill 81 wells through 1997 based on its 3-D surveys.

    Since 1993, Costilla has generated significant growth in reserves, production and EBITDA. The Company increased its estimated proved reserves from
6.0 MMBOE at December 31, 1993 to 35.3 MMBOE at March 31, 1996 (pro forma for the 1996 Acquisition), representing a compound annual growth rate of 114%. This reserve growth has been achieved at an average all-in finding cost of $3.49 per BOE over such period, a level which the Company believes is lower than industry averages. Concurrently, the Company increased its average net daily production from 827 BOE for the year ended December 31, 1993 to 10,703 BOE for the three months ended March 31, 1996 (pro forma for the 1996 Acquisition), representing a compound annual growth rate of 195%. EBITDA increased at a 240% compound annual growth rate from $1.8 million for 1993 to $20.8 million for 1995 (pro forma for the 1995 Acquisition and the 1996 Acquisition).

                               BUSINESS STRATEGY

    The Company's strategy is to increase its oil and gas reserves, production and cash flow from operations through a two-pronged approach which combines an active exploration program using 3-D seismic and other technological advances with the acquisition and exploitation of producing properties. The Company seeks to reduce its operating and commodity risks by holding a diverse portfolio of properties. The Company also seeks to manage the elements of its business strategy through the operation of a significant portion of its properties, the use of a disciplined rate of return analysis and the direct marketing and hedging of its oil and gas production. The elements of the Company's strategy may be further described as follows:

    - EXPLORATION EFFORTS. The Company uses extensive geological and geophysical analysis to carefully focus its 3-D seismic surveys. This focus allows the Company to successfully direct the size and scope of its exploration program in order to improve the likelihood of success while managing overall exploration costs. The Company's exploration efforts are concentrated currently on known producing regions. The Company plans to drill 26 exploratory wells during the remainder of 1996 and 36 exploratory wells in 1997. Capital budgeted for exploration activities is $8.4 million for the last nine months of 1996 and $10.8 million for 1997.

    - EXPLOITATION ACTIVITIES. The Company is actively pursuing numerous exploitation opportunities within its existing properties, including areas where no proved reserves are currently assigned. Exploitation activities currently in progress include a carbon dioxide flood, recompletions, workovers, infill and horizontal drilling and a secondary recovery project. The Company's capital budget for such activities is $8.9 million for the last nine months of 1996 and $9.2 million for 1997, which includes the drilling of 17 development wells in 1996 and 13 development wells in 1997.

    - PROPERTY ACQUISITIONS. The Company seeks to acquire producing properties where it has identified opportunities to increase production and reserves through both exploitation and exploration activities. The Company has increased the value of its acquisitions by aggressively managing the operations of existing proved properties and by successfully identifying and developing previously unproved reserves on acquired acreage. The Company seeks to acquire reserves which will fit its existing portfolio, are generally not being actively marketed and where a negotiated sale would be the method of purchase. The Company does not rely on major oil company divestitures or property auctions.

    - PROPERTY DIVERSIFICATION. The Company holds a portfolio of oil and gas properties located in the Permian Basin, the Gulf Coast and the Rocky Mountain regions. The Company believes that by conducting its activities in distinct regions it is able to reduce commodity price and other operational risks. The Company's Moldovan interest is an extension of this strategy and can be characterized by low initial costs, significant reserve potential and the availability of technical data that may be further developed by the Company.

    - CONTROL OF OPERATIONS. The Company prefers to operate and own the majority working interest in its properties. This allows the Company greater control over future development, drilling, completing and lifting costs and marketing of production. At December 31, 1995, the Company operated wells constituting approximately 65% of its total PV-10 Value (pro forma for the 1996 Acquisition).

                            SIGNIFICANT ACQUISITIONS

    1995 ACQUISITION. In a $46.6 million acquisition completed in June 1995, the Company acquired a group of oil and gas properties located in the Permian Basin, Gulf Coast and Rocky Mountain regions. At the date of acquisition, the net proved reserves included 6.9 Mmbbls of oil and 40.0 Bcf of gas, aggregating
13.6 MMBOE. From the date of acquisition until March 31, 1996, the Company produced 1.1 MMBOE from the acquired properties and sold a portion of the acquired properties for approximately $3.6 million. At March 31, 1996, the net proved reserves of the remaining properties were 13.4 MMBOE. The acquired properties also included 103,010 gross (93,786 net) undeveloped acres.

    1996 ACQUISITION. In June 1996, the Company acquired a group of oil and gas properties located primarily in the Permian Basin and Gulf Coast regions for approximately $42.5 million. This acquisition included properties with net proved reserves at March 31, 1996 of 5.0 Mmbbls of oil and 33.5 Bcf of gas, aggregating 10.6 MMBOE. The acquired properties also included 42,855 gross (10,172 net) undeveloped acres and a pipeline located in Pennsylvania which had an allocated purchase price of $3.5 million.

                              DRILLING ACTIVITIES

    Exploration efforts since January 1, 1996 include the drilling of two successful wells located on the Company's Edwards/McElroy Ranch 3-D Prospect in the Permian Basin. Production from the initial well averaged 344 BOE per day from its May 11 completion to June 30, 1996, while the second well is currently being completed. These successful wells confirm the Company's seismic interpretation of the continuation of a significant trend. As a result, the Company has identified 75 additional drilling locations, three of which are included in the Company's proved reserves. Through June 30, 1996, the Company had drilled 11 total wells in the prospect, 10 of which have been completed as producing wells.

    The Company has also drilled three exploratory wells in the McGyver-Green Acres 3-D Prospect since January 1, 1996, yielding two successful completions and bringing the total number of wells drilled in that prospect to 12. The average daily production from the 11 producing wells in this prospect is approximately 83 BOE per well. The Company has identified 41 additional drilling locations in the McGyver-Green Acres Prospect, 14 of which are included in the Company's proved reserves.

    The Company has also drilled and completed five development wells in the Permian Basin and Gulf Coast regions since the beginning of 1996. Currently, the Company's principal exploitation activities include a carbon dioxide flood in the East Goldsmith Unit, infill drilling primarily in the Permian Basin and horizontal drilling in the Susan Peak Field.

                           THE COMMON STOCK OFFERING

Common Stock Offered by the Company............  4,000,000 Shares(1)

Common Stock to be Outstanding after the
 Offering......................................  10,000,000 Shares(1)

Concurrent Notes Offering......................  Concurrently    with   the   Common   Stock
                                                 Offering,   the    Company   is    offering
                                                 $100,000,000  of      % Senior Subordinated
                                                 Notes due 2006.  See "Notes Offering."  The
                                                 closing  of  the  Notes  Offering  and  the
                                                 Common Stock Offering are each  conditioned
                                                 upon the consummation of the other.

Use of Proceeds................................  To  repay  existing  indebtedness,  to  pay certain costs incurred  in connection  with
                                                 the   Corporate  Reorganization,   and  for
                                                 general corporate  purposes.  See  "Use  of
                                                 Proceeds."

Nasdaq National Market Symbol..................  COSE

- ------------------------
(1) Excludes           shares of  Common Stock  reserved for  issuance under the
    Company's employee benefit plans. See "Executive Compensation and Other Information."

                         SUMMARY FINANCIAL INFORMATION

    The following table sets forth certain summary historical and pro forma financial data of the Company. The historical data should be read in conjunction with the Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus. The Company acquired significant producing oil and gas properties in certain of the periods presented which affect the comparability of the historical financial and operating data for the periods presented. The pro forma information should be read in conjunction with the Pro Forma Condensed Financial Statements and notes thereto included elsewhere in this Prospectus. Neither the historical results nor the pro forma results are necessarily indicative of the Company's future operations or financial results.

                                                                                                   THREE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                        MARCH 31,
                                               --------------------------------------------  -------------------------------
                                                         HISTORICAL              PRO FORMA        HISTORICAL       PRO FORMA
                                               -------------------------------  -----------  --------------------  ---------
                                                 1993       1994       1995       1995(1)      1995       1996      1996(1)
                                               ---------  ---------  ---------  -----------  ---------  ---------  ---------
                                                             (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues...................................  $   4,397  $   7,836  $  21,816   $  52,637   $   2,180  $   8,951  $  14,038
  Expenses:
    Oil and gas production...................      1,688      2,351     10,355      26,937         896      3,659      6,283
    General and administrative...............        952      1,184      3,571       4,850         459      1,362      1,505
    Exploration and abandonments.............        218        793      1,650       2,761       1,007        228        475
    Depreciation, depletion and
     amortization............................        884      1,847      6,095      14,313         462      1,986      3,166
    Interest.................................        605      1,458      4,454      11,631         407      1,704      2,908
    Other....................................         --         --          2           2          --         --         --
  Net income (loss) before income taxes......         50        203     (4,311)     (7,857)     (1,051)        12       (299)
  Pro forma earnings (loss) per common
   share.....................................         --         --         --       (0.80)         --         --      (0.03)
  Pro forma weighted average common shares
   outstanding...............................         --         --         --       9,861          --         --     10,000
STATEMENT OF CASH FLOWS DATA:
  Net cash provided by (used in):
    Operating activities.....................  $     322  $   1,527  $   6,366          --   $  (1,827) $   2,276         --
    Investing activities.....................     (6,731)   (12,146)   (62,467)         --      (1,389)    (5,132)        --
    Financing activities.....................      6,315     10,618     58,830          --       3,272      3,000         --
OTHER FINANCIAL DATA:
  Capital expenditures.......................  $   6,862  $  11,868  $  62,220          --   $   1,389  $   5,132         --
  EBITDA (2).................................      1,757      4,301      7,888   $  20,848         825      3,930  $   6,250
  EBITDA/Interest expense (3)................        2.9x       2.9x       1.8x        1.8x        2.0x       2.3x       2.1x
  Ratio of earnings to fixed charges (4).....        1.0        1.1         --          --          --        1.0         --
BALANCE SHEET DATA (AS OF PERIOD END):
  Working capital............................  $   1,612  $   1,081  $   2,496          --          --  $   2,104  $  15,955
  Total assets...............................     13,365     24,904     87,367          --          --     91,024    145,117
  Total debt.................................     12,006     23,591     71,494          --          --     74,494    100,000
  Redeemable members' capital................         --         --     11,320          --          --     11,678         --
  Members' capital...........................         51       (747)    (7,189)         --          --     (7,535)        --
  Pro forma stockholders' equity.............         --         --         --          --          --         --     35,843

- ------------------------------
(1) Assumes that the 1995 Acquisition, the 1996 Acquisition, the Corporate Reorganization (as defined in "The Company-- Corporate Reorganization") and the Offerings and the application of proceeds therefrom had taken place on March 31, 1996 for purposes of the Balance Sheet Data (to the extent not already reflected) and as of January 1, 1995 for purposes of Statement of Operations Data and Other Financial Data.

(2) EBITDA is presented because of its wide acceptance as a financial indicator as to a company's ability to service or incur debt. EBITDA (as used herein) is calculated by adding interest, income taxes, depreciation, depletion and amortization and exploration and abandonment costs to net income (loss). EBITDA should not be considered as an alternative to earnings (loss) as an indicator of the Company's financial performance or to cash flow as a measure of liquidity.

(3) Calculated by dividing EBITDA by interest. Interest includes interest expense accrued and amortization of deferred financing costs.

(4) For purposes of calculating the ratio of earnings to fixed charges, "earnings" are net income (loss) plus income taxes and fixed charges. Fixed charges are comprised of interest on indebtedness, amortization of deferred financing costs, and that portion of operating lease expense which is deemed to be representative of an interest factor. Earnings were insufficient to cover fixed charges by $4,314,000, and $1,051,000 for the historical periods ended December 31, 1995 and March 31, 1995, respectively and $7,857,000 and $299,000 for the pro forma periods ended December 31, 1995 and March 31, 1996, respectively.

                              SUMMARY RESERVE DATA

                                                                   AS OF DECEMBER 31,           AS OF MARCH 31, 1996
                                                             -------------------------------  ------------------------
                                                               1993       1994       1995      ACTUAL    PRO FORMA(1)
                                                             ---------  ---------  ---------  ---------  -------------
ESTIMATED PROVED RESERVES (2):
  Oil (MBbls)..............................................      2,365      4,009     10,788     11,479       16,476
  Gas (Mmcf)...............................................     21,619     27,512     78,152     79,420      112,920
  MBOE (6 Mcf/Bbl).........................................      5,968      8,594     23,813     24,716       35,297
  Percent of proved developed reserves.....................       67.0%      62.3%      76.1%      73.9%        78.2%
  Present value of estimated future net cash flow, before
   income taxes, discounted at 10% (in thousands)..........  $  26,377  $  36,779  $ 113,296  $ 129,091    $ 179,527
  Reserve life index (in years) (3)........................       19.7       14.4       13.6         --           --
RESERVE REPLACEMENT DATA:
  Production replacement ratio (4).........................        513%       549%       969%        --           --
  All-in finding costs per BOE (5).........................  $    4.31  $    3.67  $    3.53  $    2.84    $    2.84

- ------------------------------
(1) Gives effect to the 1995 Acquisition and the 1996 Acquisition as if such transactions had occurred as of January 1, 1995.

(2) Estimates of net proved oil and gas reserves at March 31, 1996 are based on reports prepared by Williamson Petroleum Consultants, Inc. ("Williamson"), independent petroleum engineers. The 1995 reserve estimates were prepared by the Company and such estimates of gross reserves with respect to certain of the Company's producing properties were subject to a limited review by Williamson. Prior reserve estimates are based on information compiled by the Company. See "Risk Factors -- Uncertainty of Estimates of Proved Reserves and Future Net Revenues" and "Business and Properties -- Oil and Gas Reserves."

(3) Calculated by dividing year-end proved reserves by annual production for the most recent year.

(4) Calculated by dividing reserve additions through acquisitions of reserves, extensions and discoveries and revisions during the year by production for such year.

(5) The average all-in finding costs over the period January 1, 1993 through March 31, 1996 (pro forma for the 1996 Acquisition) was $3.49 per BOE.

                             SUMMARY OPERATING DATA

                                                               YEAR ENDED DECEMBER 31,
                                                    ----------------------------------------------
                                                                                                    THREE MONTHS ENDED MARCH 31,
                                                              HISTORICAL             PRO FORMA(1)               1996
                                                    -------------------------------  -------------  ----------------------------
                                                      1993       1994       1995         1995         ACTUAL      PRO FORMA(1)
                                                    ---------  ---------  ---------  -------------  -----------  ---------------
PRODUCTION DATA:
  Oil (MBbls).....................................        158        330        950        2,085           338            502
  Gas (Mmcf)......................................        865      1,600      4,806       11,985         1,643          2,832
  MBOE............................................        302        597      1,751        4,083           612            974
AVERAGE SALES PRICE PER UNIT:
  Oil (per Bbl)...................................  $   16.93  $   15.25  $   15.53    $   15.75     $   17.32      $   17.37
  Gas (per Mcf)...................................       1.82       1.63       1.45         1.59          1.81           1.88
COSTS PER BOE:
  Production costs, including severance taxes
   (2)............................................  $    5.59  $    3.94  $    5.91    $    6.60     $    5.98      $    6.45
  Depreciation, depletion and amortization........       2.93       3.09       3.48         3.51          3.25           3.25

- ------------------------------
(1) Gives effect to the 1995 Acquisition and the 1996 Acquisition as if such transactions had occurred as of January 1, 1995.

(2) Production costs per BOE in 1995 and for the three months ended March 31, 1996 were unusually high as a result of relatively high workover expenses with respect to properties acquired in the 1995 Acquisition which did not produce related production improvements until subsequent periods. In addition, the Company expended approximately $1.6 million during 1995 in one field in the Permian Basin primarily for plugging wells to comply with applicable regulatory requirements.

                                  RISK FACTORS

    This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include, among others, statements regarding oil and gas reserves, future drilling and operations, future production of oil and gas and future net cash flows. Actual results could differ materially from those projected in the forward-looking statements as a result of various factors, including, without limitation, those set forth below and elsewhere in this Prospectus. Investors should carefully consider the following factors, in addition to other information contained in this Prospectus, in connection with an investment in the shares of Common Stock offered hereby.

    SIGNIFICANT LEVERAGE AND DEBT SERVICE. As of March 31, 1996, as adjusted for the 1996 Acquisition, the Corporate Reorganization, the Offerings and the application of the net proceeds therefrom, the Company's total debt and stockholders' equity would have been $100.0 million and $35.8 million, respectively. See "Capitalization." In addition, the Company may currently incur additional indebtedness under its Credit Facility (as defined under "Description of Certain Indebtedness"). Immediately following the consummation of the Offerings, the Company anticipates that the Credit Facility will afford it $50.0 million of available borrowing capacity, none of which is expected to be outstanding on such date. See "Description of Certain Indebtedness."

    The Company's level of indebtedness will have several important effects on its future operations, including (i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on its indebtedness and will not be available for other purposes, (ii) covenants contained in the Credit Facility and the Indenture governing the Notes (the "Indenture") will require the Company to meet certain financial tests, and other restrictions may limit its ability to borrow additional funds or to dispose of assets and may affect the Company's flexibility in planning for, and reacting to, changes in its business, including possible acquisition activities and (iii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired. The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. Based upon the current and anticipated level of operations, the Company believes that its cash flow from operations, together with amounts available under its Credit Facility and its other sources of liquidity, will be adequate to meet its anticipated requirements in the foreseeable future for working capital, capital expenditures, interest payments and scheduled principal payments. There can be no assurance, however, that the Company's business will continue to generate cash flow at or above current levels. If the Company is unable to generate sufficient cash flow from operations in the future to service its debt, it may be required to refinance all or a portion of its existing debt including the Notes, or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained.

    RESTRICTIONS IMPOSED BY LENDERS. The instruments governing the indebtedness of the Company and its subsidiaries impose significant operating and financial restrictions on the Company. The terms of the Indenture governing the Notes and the Credit Facility affect, and in many respects significantly limit or prohibit, among other things, the ability of the Company to incur additional indebtedness, pay dividends, repay indebtedness prior to its stated maturity, sell assets or engage in mergers or acquisitions. These restrictions could also limit the ability of the Company to effect future financing, make needed capital expenditures, withstand a future downturn in the Company's business or the economy in general, or otherwise conduct necessary corporate activities. A failure by the Company to comply with these restrictions could lead to a default under the terms of such indebtedness. In the event of default, the holders of such indebtedness could elect to declare all of the funds borrowed pursuant thereto to be due and payable together with accrued and unpaid interest. In such event, there can be no assurance that the Company would be able to make such payments or borrow sufficient funds from alternative sources to make any such payment. Even if additional financing could be obtained, there can be no assurance that it would be on terms that are favorable or acceptable to the Company. In addition, the Company's indebtedness under its Credit

Facility is expected to be secured by a substantial portion of the assets of the Company and its subsidiaries. The pledge of such collateral to existing lenders could impair the Company's ability to obtain additional financing. See "Description of Certain Indebtedness."

    POTENTIAL INABILITY TO FUND A CHANGE OF CONTROL OFFER. The Indenture governing the Notes provides that upon the occurrence of a Change of Control, the Company is required to offer to repurchase any or all of the outstanding Notes at a price equal to 101% of the aggregate principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase. Generally, a "Change of Control" includes any person or group other than Cadell
S. Liedtke, Michael J. Grella and Henry G. Musselman, the Chairman of the Board, President and Executive Vice President of the Company, respectively, acquiring 50% or more of the voting securities of the Company, and certain other events. If a Change of Control occurs, there is no assurance that the Company will have available funds sufficient to pay for the Notes tendered for repurchase. If an offer to repurchase is required to be made and the Company does not have available funds sufficient to pay for Notes tendered for repurchase, an event of default would occur under the Indenture.

    UNCERTAINTY OF ESTIMATES OF PROVED RESERVES AND FUTURE NET CASH FLOWS. There are numerous uncertainties in estimating quantities of proved reserves and in projecting future rates of production and the timing of development expenditures, including many factors beyond the control of the Company. The reserve data set forth in this Prospectus are estimates only. Reserve estimates are imprecise and should be expected to change as additional information becomes available. Furthermore, estimates of oil and gas reserves, of necessity, are projections based on engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be exactly measured, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Accordingly, estimates of the economically recoverable quantities of oil and gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery, and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. Moreover, there can be no assurance that the reserves set forth herein will ultimately be produced or that the proved undeveloped reserves will be developed within the periods anticipated. Variances from the estimates contained herein could be material. In addition, the estimates of future net revenues from proved reserves of the Company and the present value thereof are based upon certain assumptions about production levels, prices and costs, which may not be correct. The Company emphasizes with respect to such estimates that the discounted future net cash flows should not be construed as representative of the fair market value of the proved oil and gas properties belonging to the Company, because discounted future net cash flows are based upon projected cash flows that do not provide for changes in oil and gas prices or for escalation of expenses and capital costs. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they were based. Actual results may differ materially from the results estimated. Prospective purchasers of shares of Common Stock offered hereby are cautioned not to place undue reliance on the reserve data included in this Prospectus.

    ACQUISITION RISKS. The Company's rapid growth in recent years has been largely the result of acquisitions of producing properties. The Company expects to continue to evaluate and pursue acquisition opportunities available on terms management considers favorable to the Company. The successful acquisition of producing properties requires an assessment of recoverable reserves, future oil and gas prices, operating costs, potential environmental and other liabilities and other factors beyond the Company's control. Such an assessment is necessarily inexact and its accuracy is inherently uncertain. In connection with such an assessment, the Company performs a review of the subject properties it believes to be generally consistent with industry practices. Such a review, however, will not reveal all existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties fully to assess their deficiencies and capabilities. Inspections may not be performed on every well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. The Company is generally not entitled to contractual indemnification for preclosing liabilities, including environmental liabilities, and generally acquires interests in the properties on an "as is" basis.

    DRILLING RISKS. Drilling involves numerous risks, including the risk that no commercially productive oil or gas will be encountered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions and shortages or delays in the delivery of equipment. The Company's future drilling activities may not be successful and, if unsuccessful, such failure may have a material adverse effect on the Company's future results of operations and financial condition.

    OPERATING HAZARD AND UNINSURED RISKS. The Company's operations are subject to hazards and risks inherent in the drilling for and production and transportation of oil and gas, including fires, natural disasters, explosions, encountering formations with abnormal pressures, blowouts, cratering, pipeline ruptures, and spills, any of which can result in loss of hydrocarbons, environmental pollution, personal injury or loss of life, severe damage to and destruction of properties of the Company and others, and suspension of operations. Although the Company maintains insurance coverage that it considers to be adequate and customary in the industry, it is not fully insured against certain of these risks, either because such insurance is not available or because of high premium costs. The occurrence of a significant event not fully covered by insurance could have a material adverse effect on the Company's financial condition and results of operations.

    COMPETITION. The Company encounters substantial competition in acquiring properties, marketing oil and gas and securing trained personnel. Many competitors have substantially larger financial resources, staffs and facilities. See "Business and Properties -- Competition and Markets."

    VOLATILITY OF OIL AND GAS PRICES. The Company's financial results and, therefore, its ability to service its debt, including the Notes, are significantly affected by the price received for the Company's oil and gas production. Historically, the markets for oil and gas have been volatile and may continue to be volatile in the future. Prices of oil and gas are subject to wide fluctuations in response to market uncertainty, changes in supply and demand and a variety of additional factors, all of which are beyond the control of the Company. These factors include domestic and foreign political conditions, the overall level of supply of and demand for oil and gas, the price of imported oil and gas, weather conditions, the price and availability of alternative fuels and overall economic conditions. The Company's future financial condition and results of operations will be dependent, in part, upon the prices received for the Company's oil and gas production, as well as the costs of acquiring, finding, developing and producing reserves. To reduce its exposure to price risks in the sale of its oil and gas, the Company enters into hedging arrangements from time to time. Although the Company hedges a significant portion of its production, any substantial or extended decline in the price of oil and gas would have a material adverse effect on the Company's financial condition and results of operations, as well as reduce the amount of the Company's oil and gas that could be produced economically. Moreover, if oil and gas prices fall materially below their current levels, the availability of funds and the Company's ability to repay outstanding amounts under its Credit Facility and the Notes could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    DEPENDENCE ON KEY PERSONNEL. The Company depends to a large extent on the services of Messrs. Liedtke, Grella and Musselman. The loss of the services of any of Messrs. Liedtke, Grella or Musselman could have a material adverse effect on the Company's operations. Pursuant to employment agreements which are to be effective upon the consummation of the Offerings, Messrs. Liedtke, Grella and Musselman have agreed not to compete with the Company for a one year period should they voluntarily leave the Company's employment or should their employment be terminated for cause. The Company believes that its success is also dependent upon its ability to continue to employ and retain skilled technical personnel. See "Management."

    CONTROL OF THE COMPANY. If the Offerings are completed, Messrs. Liedtke, Grella and Musselman will own directly and indirectly, in the aggregate, 49.2% of the outstanding Common Stock (or 46.4% if the Underwriters' over-allotment option in the Common Stock Offering is exercised in full). Accordingly, Messrs. Liedtke, Grella and Musselman will be able to exercise significant influence over the election of the directors of the Company and the control of the Company's management, operations and affairs. The voting power held by such principal stockholders and their ability to exercise significant influence over the election of directors may have the effect of discouraging certain types of transactions involving an actual or potential change of control of the Company, including transactions in which the holders of Common Stock might otherwise receive a premium for their shares over then current market prices. See "Security Ownership of Certain Beneficial Owners and Management" and "Description of Capital Stock."

    FOREIGN INVESTMENT. The Company's investment in Moldova involves risks typically associated with investments in emerging markets such as foreign exchange restrictions and currency fluctuations, foreign taxation, changing political conditions, foreign and domestic monetary and tax policies, expropriation, nationalization, nullification, modification or renegotiation of contracts, war and civil disturbances and other risks that may limit or disrupt markets. In addition, if a dispute arises in its Moldovan operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of the United States. The Company attempts to conduct its business and financial affairs so as to protect against political and economic risks applicable to operations in Moldova, but there can be no assurance the Company will be successful in so protecting itself.

    GOVERNMENT LAWS AND REGULATIONS. The Company's operations are affected from time to time in varying degrees by political developments and federal, state and local laws and regulations. In particular, oil and gas production, operations and economics are or have been significantly affected by price controls, taxes and other laws relating to the oil and gas industry, by changes in such laws and by changes in administrative regulations. The Company cannot predict how existing laws and regulations may be interpreted by enforcement agencies or court rulings, whether additional laws and regulations will be adopted, or the effect such changes may have on its business, financial condition or results of operations. See "Business and Properties -- Regulation."

    ENVIRONMENTAL REGULATIONS. The Company's operations are subject to complex and constantly changing environmental laws and regulations adopted by federal, state and local governmental authorities. The Company believes that compliance with such laws has had no material adverse effect upon the Company's operations to date and that the cost of such compliance has not been material. Nevertheless, the discharge of oil, gas or other pollutants into the air, soil or water may give rise to significant liabilities on the part of the Company to the government and third parties and may require the Company to incur substantial costs of remediation. Moreover, the Company has agreed to indemnify sellers of producing properties from whom the Company has acquired reserves against certain liabilities for environmental claims associated with the properties being purchased by the Company, including, without limitation, in connection with both the 1995 Acquisition and the 1996 Acquisition. No assurance can be given that existing environmental laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations, will not materially adversely affect the Company's results of operations and financial condition or that material indemnity claims will not arise against the Company with respect to properties acquired by the Company. See "Business and Properties -- Environmental Matters."

    ABSENCE OF PUBLIC MARKET FOR THE COMMON STOCK AND POSSIBLE VOLATILITY OF STOCK PRICE. Prior to the Common Stock Offering, there has been no public market for the Common Stock of the Company and there can be no assurance that an active trading market will develop or be sustained after the Common Stock Offering, or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price of the Common Stock will be determined through negotiations between the Company and the Underwriters, and may bear no relationship to the market price of the Common Stock after the Common Stock Offering. Factors such as quarterly or cyclical variations in the Company's financial condition and results of operations, variations in interest rates, future announcements concerning the Company or its competitors, government regulation, general economic and other conditions and developments affecting the oil and gas industry could cause the market price of the Common Stock to fluctuate substantially. See "Underwriting."

    DILUTION. Purchasers of the Common Stock offered hereby will experience immediate and substantial dilution in the pro forma net tangible book value per share of Common Stock from the initial public offering price set forth on the cover of this Prospectus. Such dilution to new investors will be $11.80 per share

(assuming an initial public offering price of $15.00 per share), while the pro forma net tangible book value of the shares of Common Stock owned by the existing stockholders will increase by $5.79 per share. See "Dilution."

    NO INTENTION TO PAY DIVIDENDS. The Company intends to retain future earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future. In addition, the payment of dividends by the Company is limited and restricted by the Credit Facility and under the terms of the Indenture governing the Notes. See "-- Restrictions Imposed by Lenders," "Dividend Policy" and "Description of Certain Indebtedness."

    ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS. The Company's Certificate of Incorporation and bylaws provide that (i) the Company's Directors will be divided into classes, with the directors of each class serving staggered terms of three years each or until their respective successors are elected and qualified, and (ii) the Board of Directors may issue serial preferred stock with such rights and preferences as the Board may determine, without stockholder approval. These provisions may have the effect, either alone or in combination, of making more difficult or discouraging an acquisition or potential acquisition of the Company which is deemed undesirable by the Board of Directors. See "Description of Capital Stock
- -- Anti-Takeover Provisions."

    SHARES ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of Common Stock on the public market after the Common Stock Offering could adversely affect the market price of the Common Stock. Upon completion of the Common Stock Offering, the Company will have a total of 10,000,000 shares of Common Stock outstanding. Of these shares, the 4,000,000 shares of Common Stock offered hereby (4,600,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or registration under the Securities Act of 1933 (the "Securities Act") by persons other than "affiliates" of the Company, as defined under the Securities Act. The remaining 6,000,000 shares of Common Stock outstanding will be "restricted securities" as that term is defined by Rule 144 as promulgated under the Securities Act. The Company currently has only one option outstanding for 75,000 shares. See "Executive Compensation and Other Information."

    Under Rule 144 (and subject to the conditions thereof, including volume limitations), approximately 4,919,992 of the 6,000,000 restricted shares will become eligible for sale 90 days after the Common Stock Offering. All 6,000,000 of the restricted shares are subject to lockup restrictions as described below. The holders of these shares, which include certain of the Company's executive officers and directors and NationsBanc Capital Corp. ("NBCC"), have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract to sell, pledge, grant of any options to purchase or sale or disposition) of any shares of Common Stock or other capital stock of the Company, or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, for a period of 180 days from the date of this Prospectus. After such 180-day period, this restriction will expire and shares permitted to be sold under Rule 144 would be eligible for sale. In addition, NBCC has demand registration rights to require the Company to file up to two registration statements to effect the registration under the Securities Act of the shares of Common Stock held by such holder, and the other majory stockholders have "piggyback" registration rights, which would permit such holders to resell such shares without complying with Rule 144. Registration and sale of such shares could have an adverse effect on the trading price of the Common Stock. See "Description of Capital Stock -- Registration Rights" and "Shares Eligible for Future Sale."

    Prior to the Common Stock Offering, there has been no public market for the Common Stock and no predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional Common Stock will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

                                  THE COMPANY

GENERAL

    The Company is an independent energy company that is engaged in the acquisition, exploration, exploitation and development of oil and gas properties. The Company's primary operations are in the Permian Basin, the Gulf Coast and the Rocky Mountain regions. The Company recently acquired an interest in a concession for the development of mineral interests in the Republic of Moldova, in Eastern Europe. The Company also has minor interests in the domestic gas gathering and transmission business.

CORPORATE REORGANIZATION

    Costilla was incorporated in Delaware in June 1996 to consolidate and continue the activities previously conducted by Costilla Energy, L.L.C., a Texas limited liability company (the "LLC"), and its wholly owned subsidiaries, to acquire the assets of CSL Management Corporation ("CSL") (which owns certain office equipment used by the Company)., and to acquire the stock of Valley Gathering Company ("Valley"). Both CSL and Valley are owned by Messrs. Liedtke, Grella and Musselman. See "Certain Transactions."

    Contemporaneously with the closings of the Offerings: (1) the redeemable membership interests of NBCC in the LLC will be redeemed for $15.4 million; (2) the LLC will be merged into Costilla (the "Merger") and an aggregate of 6,000,000 shares of Common Stock will be issued to the four members of the LLC;
(3) Costilla will acquire all of the issued and outstanding stock of Valley and the assets of CSL for $0.7 million; and (4) $4.3 million in distributions will be made to the members of the LLC, $3.5 million of which, in the case of Messrs. Liedtke, Grella and Musselman, will be provided to such persons for certain estimated income tax effects of the Merger. These transactions are referred to throughout this Prospectus as the "Corporate Reorganization." As a result of the Corporate Reorganization, Costilla will have four wholly owned subsidiaries: (i) Costilla Petroleum Corporation, a Texas corporation ("CPC"), which operates properties owned by Costilla and owns minor interests in the same properties;
(ii) Statewide Minerals Corporation, a Texas corporation ("Statewide"), which is engaged in the purchase of small royalty and mineral interests; (iii) Valley, which owns several small gas gathering systems, a small gas processing plant, certain salt water disposal systems and gas compressors; and (iv) Costilla Pipeline Company, a Texas corporation ("Pipeline"), which owns a gas pipeline in Pennsylvania held for resale. CSL will be dissolved. Costilla and CPC are the sole members of two Texas limited liability companies through which the Company's Moldovan operations are conducted. Costilla also owns a 45.0% interest in a Texas limited liability company which owns and operates a gas pipeline and associated facilities in Louisiana.

    The Company's executive offices are located at 400 West Illinois, Suite 1000, Midland, Texas, 79701 and its telephone number is (915) 683-3092.

                                 NOTES OFFERING

    Concurrently with the Common Stock Offering, the Company is offering $100,000,000 of % Senior Subordinated Notes due 2006. The Notes Offering and the Common Stock Offering are each conditioned upon the consummation of the other.

                                USE OF PROCEEDS

    The net proceeds to the Company from the Common Stock Offering are expected to be $55.6 million, based upon an initial public offering price of $15.00 per share after deducting underwriting discounts and commissions and estimated offering expenses to the Company ($64.0 million if the Underwriters' over-allotment option is exercised). The net proceeds to the Company from the Notes Offerings are estimated to be $96.2 million. Approximately $125 million of such proceeds, including all the net proceeds of the Notes Offering, will be used to repay all of the existing senior indebtedness of the Company (the "Existing Debt") incurred in connection with the 1996 Acquisition, and to refinance its previous credit facility. The Existing Debt matures in June 1999. Approximately $30 million of the Existing Debt currently bears interest at 14.0% per annum and the balance currently bears interest at a rate selected by the Company equal to a base rate (generally the prime rate established by NationsBank, N.A.) plus 0.75% or LIBOR plus 3.0%. See "Description of Certain Indebtedness." In addition, $20.4 million of the net proceeds will be used to pay certain amounts incurred in connection with the Corporate Reorganization, including $15.4 million to redeem certain membership interests of NBCC in the LLC prior to the Merger, $0.7 million to acquire the stock of Valley and the assets of CSL and $4.3 million in distributions to the members of the LLC, $3.5 million of which, in the case of Messrs. Liedtke, Grella and Musselman, will be provided to such persons for certain estimated federal income tax effects of the Merger. See "Certain Transactions." The remaining estimated net proceeds of $6.4 million will be used by the Company for general corporate purposes.

    The following is a description of sources and uses of proceeds from the Offerings, assuming the Underwriters' over-allotment option in connection with the Common Stock Offering is not exercised (in millions):

Sources:
  Notes Offering............................................................  $   100.0
  Common Stock Offering.....................................................       60.0
                                                                              ---------
                                                                              $   160.0
                                                                              ---------
                                                                              ---------
Uses:
  Refinance Existing Debt...................................................  $   125.0
  Redeem membership interests...............................................       15.4
  Distributions to individual members to pay estimated income tax liability
   of such members..........................................................        3.5
  Pro rata distribution to remaining member.................................        0.8
  Purchase of stock of Valley and assets of CSL.............................        0.7
  Working capital...........................................................        6.4
  Estimated fees, commissions, underwriting discounts and expenses related
   to the Offerings.........................................................        8.2
                                                                              ---------
                                                                              $   160.0
                                                                              ---------
                                                                              ---------

                                DIVIDEND POLICY

    The Company intends to retain future earnings for use in its business and does not anticipate declaring or paying any cash dividends in the foreseeable future. The terms of the Credit Facility are expected to limit or prohibit the payment of dividends by the Company. In addition, the Indenture governing the Notes also contains provisions restricting the payment of dividends (or other restricted payments) generally to (i) 50% of consolidated net income of the Company (less 100% of losses) for the period commencing the first fiscal quarter after the closing of the Offerings to the most recently ended fiscal quarter, plus (ii) 100% of certain equity sales after the date of the Indenture. Subject to the restrictions imposed by the Company's lenders, future dividend policy will depend on a number of factors, including future earnings, capital requirements, the financial condition and future prospects of the Company and such other factors as the Board of Directors may deem relevant.

                                    DILUTION

    Purchasers of Common Stock offered hereby will experience an immediate and substantial dilution in the net tangible book value of the Common Stock from the initial public offering price. At March 31, 1996, the net tangible book value per share of Common Stock of the Company, on a pro forma basis after giving effect to the issuance of 6,000,000 shares in the Merger and the redemption of certain membership interests in the LLC was ($2.59). Such amount does not give effect to the Offerings or to the distributions to members of the LLC in the Corporate Reorganization. Net tangible book value per share represents the amount of the Company's tangible book value (total book value of tangible assets less total liabilities) divided by the total number of shares of Common Stock outstanding. After giving effect to the receipt of $55.6 million of estimated proceeds from the Common Stock Offering, the issuance of the Notes in the Notes Offering and the completion of the Corporate Reorganization, the net tangible book value of the Common Stock outstanding at March 31, 1996 would have been $32.0 million or $3.20 per share, representing an immediate increase in net tangible book value of approximately $5.79 per share to current stockholders and an immediate dilution of $11.80 per share (the difference between the assumed initial public offering price and the net tangible book value per share after the Offerings) to persons purchasing Common Stock at the assumed initial public offering price. The following table illustrates such per share dilution:

Assumed public offering price...............................             $   15.00
  Net tangible book value before Offerings..................  $   (2.59)
  Increase in net tangible book value attributable to sale
   of Common Stock in the Common Stock Offering.............       5.79
                                                              ---------
Net tangible book value after giving effect to the
 Offerings..................................................                  3.20
                                                                         ---------
Dilution in net tangible book value to new investors........             $   11.80
                                                                         ---------
                                                                         ---------

    Messrs. Liedtke, Grella and Musselman will receive 4,919,992 shares of Common Stock in the Corporate Reorganization. These shares of Common Stock will be issued to such persons in exchange for the membership interests in the LLC. The effective cash cost of these shares to Messrs. Liedtke, Grella and Musselman, on a per share basis, is not significant. In February 1995, upon formation of the LLC, NBCC contributed $10,000,000 in cash in exchange for a 30% membership interest in the LLC. Forty percent of such interest was immediately redeemable for $10,000,000 plus a premium. Therefore, the effective cost of the 1,080,008 shares of Common Stock to be received by NBCC in the Corporate Reorganization is deemed to be zero.

                                 CAPITALIZATION

    The following table sets forth the unaudited capitalization of the Company as of March 31, 1996, on an historical basis and on a pro forma basis giving effect to the 1996 Acquisition, the Corporate Reorganization and the Offerings and the application of the net proceeds therefrom, as if such transactions had been consummated as of March 31, 1996, assuming an initial public offering price for the Common Stock in the Common Stock Offering of $15.00 per share. The following table should be read in conjunction with the Consolidated Financial Statements of the LLC, the unaudited Pro Forma Condensed Financial Statements, the related notes, and the other information contained elsewhere in this Prospectus, including the information set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations." For further information regarding the terms of the long-term debt reflected in the following table, see "Description of Certain Indebtedness" and Note 7 and Note 12 of the Notes to Consolidated Financial Statements.

                                                                                                 MARCH 31, 1996
                                                                                            ------------------------
                                                                                            HISTORICAL    PRO FORMA
                                                                                            -----------  -----------
                                                                                                 (IN THOUSANDS)
Long-term debt:
  Existing debt...........................................................................   $  74,494    $      --
  Credit Facility.........................................................................          --           --
     % Senior Subordinated Notes due 2006.................................................          --      100,000
                                                                                            -----------  -----------
Total long-term debt......................................................................      74,494      100,000
                                                                                            -----------  -----------
Redeemable members' capital...............................................................      11,678           --
                                                                                            -----------  -----------
Members' capital and stockholders' equity:
  Members' capital........................................................................      (7,535)          --
  Preferred stock, $.10 par value (3,000,000 shares authorized; no shares issued or
   outstanding)...........................................................................          --           --
  Common Stock, $.10 par value (20,000,000 shares authorized; no shares outstanding
   actual, 10,000,000 shares outstanding pro forma).......................................          --        1,000
  Paid-in capital.........................................................................          --       34,843
                                                                                            -----------  -----------
Total members' capital and stockholders' equity...........................................     ( 7,535)      35,843
                                                                                            -----------  -----------
Total capitalization......................................................................   $  78,637    $ 135,843
                                                                                            -----------  -----------
                                                                                            -----------  -----------

                    PRO FORMA CONDENSED FINANCIAL STATEMENTS

    The unaudited Pro Forma Condensed Financial Statements of the Company have been prepared to give effect to the 1995 Acquisition and the 1996 Acquisition, the Corporate Reorganization, and the Offerings and the application of the estimated net proceeds therefrom as if such transactions (to the extent not already reflected) had taken place on March 31, 1996 for purposes of the Pro Forma Condensed Balance Sheet and as if the transactions had taken place on January 1, 1995 for purposes of the Pro Forma Condensed Statements of Operations. The Pro Forma Condensed Financial Statements of the Company are not necessarily indicative of the results for the periods presented had the 1995 Acquisition and the 1996 Acquisition, the Corporate Reorganization, and the Offerings and the application of the estimated net proceeds therefrom taken place on January 1, 1995. In addition, future results may vary significantly from the results reflected in the accompanying Pro Forma Condensed Financial Statements because of normal production declines, changes in product prices, and the success of future exploration and development activities, among other factors. This information should be read in conjunction with the Consolidated Financial Statements of Costilla Energy, L.L.C. and subsidiaries, and the Statements of Revenues and Direct Operating Expenses with respect to the properties acquired in the 1995 Acquisition and the 1996 Acquisition, all included elsewhere herein.

                             COSTILLA ENERGY, INC.

                 PRO FORMA CONDENSED BALANCE SHEET -- UNAUDITED

                                 MARCH 31, 1996

                                 (IN THOUSANDS)

                                                                                                                      PRO FORMA
                                                                                        PRE OFFERING    PRO FORMA     COSTILLA
                                                                           PRO FORMA      COSTILLA       OFFERING      ENERGY,
                        ASSETS                          COSTILLA L.L.C.   ADJUSTMENTS      L.L.C.      ADJUSTMENTS      INC.
- ------------------------------------------------------  ---------------  -------------  -------------  ------------  -----------
Current assets:
  Cash and cash equivalents...........................     $   2,760      $    (700)(3)   $   2,060     $  (4,259)(4)  $  13,498
                                                                                                          151,800(5)
                                                                                                         (136,103)(6)
  Restricted cash.....................................           250                            250                         250
  Accounts receivable.................................         7,584                          7,584                       7,584
  Prepaid and other current assets....................           800                            800                         800
                                                             -------                    -------------                -----------
      Total current assets............................        11,394                         10,694                      22,132
Oil and gas properties, using the successful efforts
 method of accounting:
  Proved properties...................................        83,965         40,500(1)      124,465                     124,465
  Unproved properties.................................         3,580                          3,580                       3,580
  Accumulated depreciation, depletion and
   amortization.......................................       (11,281)                       (11,281)                    (11,281)
                                                             -------                    -------------                -----------
                                                              76,264                        116,764                     116,764
Other property and equipment, net.....................         1,024            700(3)        1,724                       1,724
Deferred charges (Note 2).............................         1,658          3,650(1)        3,650         3,813(5)      3,813
                                                                             (1,658)(2)                    (3,650)(6)
Note receivable -- affiliate..........................           684                            684                         684
                                                             -------                    -------------                -----------
                                                           $  91,024                      $ 133,516                   $ 145,117
                                                             -------                    -------------                -----------
                                                             -------                    -------------                -----------

 LIABILITIES, REDEEMABLE MEMBERS' CAPITAL AND EQUITY
- ------------------------------------------------------
Current liabilities:
  Trade accounts payable..............................     $   6,190      $  (3,113)(1)   $   3,077                   $   3,077
  Undistributed revenue...............................         1,026                          1,026                       1,026
  Other current liabilities...........................         2,074                          2,074                       2,074
                                                             -------                    -------------                -----------
      Total current liabilities.......................         9,290                          6,177                       6,177
Long-term debt, less current maturities...............        74,494         47,263(1)      121,757     $ 100,000(5)    100,000
                                                                                                         (121,757)(6)
Deferred income.......................................         3,097                          3,097                       3,097
                                                             -------                    -------------                -----------
      Total liabilities...............................        86,881                        131,031                     109,274
Redeemable members' capital...........................        11,678                         11,678       (11,678)(6)         --
Members' capital and capital of affiliates............        (7,535)        (1,658)(2)      (9,193)        9,193(4)         --
Stockholders' equity..................................            --                             --        (2,668)(6)     35,843
                                                                                                           (4,259)(4)
                                                                                                           (9,193)(4)
                                                                                                           55,613(5)
                                                                                                           (3,650)(6)
                                                             -------                    -------------                -----------
                                                           $  91,024                      $ 133,516                   $ 145,117
                                                             -------                    -------------                -----------
                                                             -------                    -------------                -----------

 See accompanying notes to unaudited pro forma condensed financial statements.

                             COSTILLA ENERGY, INC.

            PRO FORMA CONDENSED STATEMENT OF OPERATIONS -- UNAUDITED

                          YEAR ENDED DECEMBER 31, 1995

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                    PRE OFFERING     PRO FORMA
                                                              1995         1996        PRO FORMA      COSTILLA       OFFERING
                                          COSTILLA L.L.C.  ACQUISITION  ACQUISITION   ADJUSTMENTS      L.L.C.       ADJUSTMENTS
                                          ---------------  -----------  -----------  -------------  -------------  -------------
Revenues................................     $  21,816      $  10,930    $  19,891                    $  52,637
Expenses:
  Oil and gas production................        10,355          5,473       11,409    $    (300)(3)      26,937
  General and administrative............         3,571             --           --         (172)(3)       4,850
                                                                                          1,451(7)
  Exploration and abandonments..........         1,650            109        1,002                        2,761
  Depreciation, depletion and
   amortization.........................         6,095             --           --          100(3)       14,313
                                                                                          8,118(8)
  Interest..............................         4,454             --           --        9,388(9)       13,842     $  (2,211)(10)
  Other.................................             2             --           --                            2
                                               -------     -----------  -----------                 -------------
                                                26,127          5,582       12,411                       62,705
                                               -------     -----------  -----------                 -------------
Net income (loss) before federal income
 taxes..................................        (4,311)         5,348        7,480                      (10,068)
Provision for federal income taxes......             3             --           --                            3
                                               -------     -----------  -----------                 -------------
Net income (loss).......................     $  (4,314)     $   5,348    $   7,480                    $ (10,071)
                                               -------     -----------  -----------                 -------------
                                               -------     -----------  -----------                 -------------
Net income (loss) per share.............

                                           PRO FORMA
                                           COSTILLA
                                            ENERGY,
                                             INC.
                                          -----------
Revenues................................   $  52,637
Expenses:
  Oil and gas production................      26,937
  General and administrative............       4,850

  Exploration and abandonments..........       2,761
  Depreciation, depletion and
   amortization.........................      14,313

  Interest..............................      11,631
  Other.................................           2
                                          -----------
                                              60,494
                                          -----------
Net income (loss) before federal income
 taxes..................................      (7,857)
Provision for federal income taxes......           3
                                          -----------
Net income (loss).......................   $  (7,860)
                                          -----------
                                          -----------
Net income (loss) per share.............   $   (0.80)
                                          -----------
                                          -----------

 See accompanying notes to unaudited pro forma condensed financial statements.

                             COSTILLA ENERGY, INC.

            PRO FORMA CONDENSED STATEMENT OF OPERATIONS -- UNAUDITED

                       THREE MONTHS ENDED MARCH 31, 1996

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                             PRO FORMA
                                                                1996         PRO FORMA     PRE OFFERING      OFFERING
                                           COSTILLA L.L.C.   ACQUISITION    ADJUSTMENTS   COSTILLA L.L.C.   ADJUSTMENTS
                                           ---------------  -------------  -------------  ---------------  -------------
Revenues.................................     $   8,951       $   5,087                      $  14,038
Expenses:
  Oil and gas production.................         3,659           2,699     $     (75)(3)        6,283
  General and administrative.............         1,362                           (43)(3)        1,505
                                                                                  186(7)
  Exploration and abandonments...........           228             247                            475
  Depreciation, depletion and
   amortization..........................         1,986                            25(3)         3,166
                                                                                1,155(8)
  Interest...............................         1,704                         2,330(9)         4,034      $  (1,126)(10)
                                                 ------          ------                        -------
                                                  8,939           2,946                         15,463
                                                 ------          ------                        -------
Net income (loss) before federal income
 taxes...................................            12           2,141                         (1,425)
                                                 ------          ------                        -------
Net income (loss)........................     $      12       $   2,141                      $  (1,425)
                                                 ------          ------                        -------
                                                 ------          ------                        -------
Net income (loss) per share..............

                                            PRO FORMA
                                            COSTILLA
                                             ENERGY,
                                              INC.
                                           -----------
Revenues.................................   $  14,038
Expenses:
  Oil and gas production.................       6,283
  General and administrative.............       1,505

  Exploration and abandonments...........         475
  Depreciation, depletion and
   amortization..........................       3,166

  Interest...............................       2,908
                                           -----------
                                               14,337
                                           -----------
Net income (loss) before federal income
 taxes...................................        (299)
                                           -----------
Net income (loss)........................   $    (299)
                                           -----------
                                           -----------
Net income (loss) per share..............   $   (0.03)
                                           -----------
                                           -----------

 See accompanying notes to unaudited pro forma condensed financial statements.

                             COSTILLA ENERGY, INC.
          NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

NOTE 1. -- BASIS OF PRESENTATION
    The Pro Forma Condensed Financial Statements of the Company have been prepared to give effect to the 1995 Acquisition and the 1996 Acquisition, the Corporate Reorganization and the Offerings and the application of estimated net proceeds therefrom, as if such transactions had taken place on March 31, 1996 for purposes of the Pro Forma Condensed Balance Sheet (with the exception of the 1995 Acquisition which was previously reflected in the balance sheet of Costilla Energy, L.L.C.), and as if each of the transactions had taken place on January 1, 1995 for purposes of the Pro Forma Condensed Statements of Operations. The 1995 Acquisition and 1996 Acquisition are accounted for by the purchase method.

        Costilla L.L.C. -- Represents the consolidated balance sheet of Costilla Energy, L.L.C. and subsidiaries as of March 31, 1996 and the related consolidated statements of operations for the year ended December 31, 1995 and the three months ended March 31, 1996.

        1995 Acquisition -- Represents the revenues and direct operating expenses of the properties acquired in the 1995 Acquisition for the period from January 1, 1995 to June 12, 1995 (date of the 1995 Acquisition).

        1996 Acquisition -- Represents the revenues and direct operating expenses of the properties acquired in the 1996 Acquisition for the year ended December 31, 1995 and the three months ended March 31, 1996. The 1996 Acquisition was completed on June 14, 1996.

NOTE 2. -- PRO FORMA ENTRIES

    (1) To record the issuance of additional long-term debt under the Existing Debt Facility (as defined under "Description of Certain Indebtedness"), funded on June 14, 1996 (net of amounts used to repay indebtedness under the previous credit agreement), and to record the use of the net proceeds for the 1996 Acquisition, to pay debt issuance fees associated with the Existing Debt approximating $3,650,000 (including amounts which would be required to be paid in September 1996) and to reflect payment of certain trade accounts payable.

    (2) To record the write-off of capitalized loan fees associated with the previous credit agreement.

    (3) To record the acquisition of Valley Gathering Company and CSL Management Corporation from certain members of Costilla Energy, L.L.C. and to record the related additional depreciation and amortization, and reduction in oil and gas production and general and administrative expenses.

    (4) To reflect the Corporate Reorganization including the transfer of members' and affiliates' capital to stockholders' equity; and to reflect the distribution of cash to certain members. See "Use of Proceeds."

    (5) To reflect the issuance of 4,000,000 shares of Common Stock at an estimated price of $15.00 per share for estimated proceeds of $55,613,000, net of estimated expenses of the Common Stock Offering, and issuance of the Notes at $100,000,000; and to reflect payment of related debt issuance expenses of $3,812,000.

    (6) To record the repayment of the Existing Debt and the write-off of related debt issuance costs and the repurchase of redeemable members capital for approximately $14,346,000 from proceeds of the Offerings.

    (7) Estimated incremental general and administrative expenses necessary due to estimated public reporting costs and increased personnel required to administer the properties acquired in the 1996 Acquisition and to reflect incremental general and administrative expenses due to the 1995 Acquisition experienced subsequent to June 12, 1995.

    (8) To record estimated incremental depletion expense for the properties acquired in the 1995 Acquisition from January 1, 1995 through June 12, 1995 (date of the 1995 Acquisition) and for the properties acquired in the 1996 Acquisition from January 1, 1995 through March 31, 1996.

                             COSTILLA ENERGY, INC.
    NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS (CONTINUED)

NOTE 2. -- PRO FORMA ENTRIES (CONTINUED)
    (9) To adjust interest expense to reflect additional borrowings for the properties acquired in the 1995 Acquisition from January 1, 1995 to June 12, 1995 (date of the 1995 Acquisition) and for the properties acquired in the 1996 Acquisition for the period of January 1, 1995 through March 31, 1996. The adjustment also reflects adjusted interest expense due to the Existing Debt. Also included is the amortization of estimated debt issuance costs of $3,650,000 over a three-year period.

    (10) To adjust interest expense to reflect issuance of the Notes plus the amortization of estimated debt issuance costs over 10 years.

NOTE 3. -- INCOME TAXES
    Upon consummation of the Corporate Reorganization, the Company intends to account for income taxes pursuant to the provisions of SFAS 109. At March 31, 1996, the pro forma tax basis of the Company's assets and liabilities exceeded the pro forma book basis by approximately $6,400,000. The pro forma temporary differences are primarily related to the differences in book and tax basis of oil and gas properties due to the expensing of intangible development costs for tax purposes and other income tax differences arising from the tax treatment of oil and gas producing activities.

NOTE 4. -- NET INCOME (LOSS) PER SHARE
    Net income (loss) per share is calculated based on the pro forma weighted average shares outstanding during the respective periods. Weighted average shares reflect the pro forma issuance of 1,080,008 shares of Common Stock to NBCC on February 17, 1995 and the pro forma issuance of 4,919,992 shares of Common Stock to the remaining holders prior to January 1, 1995. In addition, the issuance of 4,000,000 shares in the Common Stock Offering is assumed to have taken place on January 1, 1995 and assumes that the Underwriters' over-allotment option is not exercised.

NOTE 5. -- SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION
    The estimates of proved oil and gas reserves, which are located in the United States, were prepared by the Company as of December 31, 1993, 1994 and 1995, and Williamson as of March 31, 1996. Reserves were estimated in accordance with guidelines established by the Securities and Exchange Commission and FASB which require that reserve estimates be prepared under existing economic and operating conditions with no provision for price and cost escalations, except by contractual arrangements. The Company has presented the pro forma reserve estimates utilizing an oil price of $17.79 per Bbl and a gas price of $2.03 per Mcf as of December 31, 1995, and an oil price of $20.91 per Bbl and a gas price of $2.02 per Mcf as of March 31, 1996. The pro forma information assumes that both the 1995 Acquisition and the 1996 Acquisition took place on January 1, 1995.

OIL AND GAS PRODUCING ACTIVITIES

    Oil and gas reserve quantity estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. The accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of subsequent drilling, testing and production may cause either upward or downward revision of previous estimates. Further, the volumes considered to be commercially recoverable fluctuate with changes in prices and operating costs. The

                             COSTILLA ENERGY, INC.
    NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS (CONTINUED)

NOTE 5. -- SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (CONTINUED)
Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise that those of currently producing oil and gas properties. Accordingly, these estimates are expected to change as additional information becomes available in the future.

                                                                              OIL AND            GAS
                                                                        CONDENSATE (MBBLS)     (MMCF)
                                                                        -------------------  -----------
Balance, January 1, 1995..............................................          17,990          115,281
  Revisions of previous estimates.....................................            (570)             425
  Extensions and discoveries..........................................             605            8,922
  Production..........................................................          (2,085)         (11,984)
                                                                               -------       -----------
Balance, December 31, 1995............................................          15,940          112,644
  Revisions of previous estimates.....................................             436            2,614
  Extensions and discoveries..........................................             592              296
  Production..........................................................            (492)          (2,634)
                                                                               -------       -----------
Balance, March 31, 1996...............................................          16,476          112,920
                                                                               -------       -----------
                                                                               -------       -----------
Proved Developed Reserves:
  December 31, 1995...................................................          13,235           87,345
  March 31, 1996......................................................          13,552           84,369

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

    The standardized measure of discounted future net cash flows is computed by applying period-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves less estimated future production of proved oil and gas reserves less estimated future expenditures (based on period-end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses (based on period-end statutory tax rates, with consideration of future tax rates already legislated) to be incurred on pretax net cash flows less tax basis of properties and available credits, and assuming continuation of existing economic conditions. The estimated future net cash flows are then discounted using a rate of 10% per year to reflect the estimated timing of the future cash flows.

    Discounted future cash flow estimates like those shown below are not intended to represent estimates of the fair value of oil and gas properties. Estimates of fair value should also consider probable reserves, anticipated future oil and gas prices, interest rates, changes in development and production costs and risks associated with future production. Because of these and other considerations, any estimate of fair value is necessarily subjective and imprecise.

                                                                           DECEMBER 31,    MARCH 31,
                                                                               1995           1996
                                                                           ------------  --------------
                                                                                  (IN THOUSANDS)
Future cash flows........................................................   $  512,363    $    572,425
Future costs:
  Production.............................................................     (239,388)       (253,347)
  Development............................................................      (20,907)        (22,076)
                                                                           ------------  --------------
Future net cash flows....................................................      252,068         297,002
10% annual discount for estimated timing of cash flows...................      (98,695)       (117,475)
                                                                           ------------  --------------
Discounted future net cash flows.........................................      153,373         179,527
Future income taxes......................................................      (12,739)        (22,302)
                                                                           ------------  --------------
Standardized measure of discounted net cash flows........................   $  140,634    $    157,225
                                                                           ------------  --------------
                                                                           ------------  --------------

                             COSTILLA ENERGY, INC.
    NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS (CONTINUED)

NOTE 5. -- SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (CONTINUED)
Changes in Standardized Measure of Discounted Future Net Cash Flows From Proved
Reserves:

                                                                           YEAR ENDED    THREE MONTHS
                                                                          DECEMBER 31,  ENDED MARCH 31,
                                                                              1995           1996
                                                                          ------------  ---------------
                                                                                 (IN THOUSANDS)
Increase (decrease):
  Extensions and discoveries and improved recovery, net of future
   production and development costs.....................................   $    9,598     $     6,002
  Accretion of discount.................................................       14,147           3,516
  Net change in sales prices, net of production costs...................        2,992          20,807
  Changes in estimated future development costs.........................       (1,651)           (238)
  Revisions of quantity estimates.......................................       (2,392)          4,694
  Net change in income taxes............................................        1,633          (9,563)
  Sales, net of production costs........................................      (27,055)         (7,264)
  Changes of production rates (timing) and other........................        1,893          (1,363)
                                                                          ------------  ---------------
    Net increase (decrease).............................................         (835)         16,591
Standardized measure of discounted future net cash flows:
  Beginning of period...................................................      141,469         140,634
                                                                          ------------  ---------------
  End of period.........................................................   $  140,634     $   157,225
                                                                          ------------  ---------------
                                                                          ------------  ---------------

                         SELECTED FINANCIAL INFORMATION

    The following table sets forth selected financial data of Costilla Energy, L.L.C. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The historical information should be read in conjunction with the Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus. Costilla Energy, L.L.C. acquired significant producing oil and gas properties in certain of the periods presented which affect the comparability of the historical financial and operating information. The historical results are not necessarily indicative of the Company's future operations or financial results.

                                                                                                        THREE MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,                      MARCH 31,
                                                -----------------------------------------------------  --------------------
                                                  1991       1992       1993       1994       1995       1995       1996
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                       (IN THOUSANDS, EXCEPT RATIOS)
STATEMENT OF OPERATIONS DATA:
  Operating revenues..........................  $   1,623  $   2,364  $   4,231  $   7,637  $  21,693  $   2,177  $   8,833
  Total revenues..............................      2,134      2,887      4,397      7,836     21,816      2,180      8,951
  Expenses:
    Oil and gas production....................        769      1,340      1,688      2,351     10,355        896      3,659
    General and administrative................        354        388        952      1,184      3,571        459      1,362
    Exploration and abandonments..............        106          4        218        793      1,650      1,007        228
    Depreciation, depletion and
     amortization.............................        494        404        884      1,847      6,095        462      1,986
    Interest..................................        179        365        605      1,458      4,454        407      1,704
    Other.....................................         --         --         --         --          2         --         --
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income (loss) before income taxes.......        232        386         50        203     (4,311)    (1,051)        12
  Net income (loss)...........................        234        368         73        163     (4,314)    (1,051)        12
STATEMENT OF CASH FLOWS DATA:
  Net cash provided by (used in):
    Operating activities......................  $     276  $     140  $     322  $   1,527  $   6,366  $  (1,827) $   2,276
    Investing activities......................     (2,659)    (1,432)    (6,731)   (12,146)   (62,467)    (1,389)    (5,132)
    Financing activities......................      2,440      1,450      6,315     10,618     58,830      3,272      3,000
OTHER FINANCIAL DATA:
  Capital expenditures........................  $   3,092  $   3,720  $   6,862  $  11,868  $  62,220  $   1,389  $   5,132
  Distributions to members....................         --         --        456        961         55         55         --
  EBITDA (1)..................................      1,011      1,159      1,757      4,301      7,888        825      3,930
  EBITDA/Interest expense (2).................        5.6x       3.2x       2.9x       2.9x       1.8x       2.0x       2.3x
  Ratio of earnings to fixed charges (3)......        1.3        1.5        1.0        1.1         --         --        1.0
BALANCE SHEET DATA (AS OF PERIOD END):
  Working capital.............................  $    (580) $     185  $   1,612  $   1,081  $   2,496         --  $   2,104
  Total assets................................      4,602      6,675     13,365     24,904     87,367         --     91,024
  Total debt..................................      2,870      5,304     12,006     23,591     71,494         --     74,494
  Redeemable members' capital.................         --         --         --         --     11,320         --     11,678
  Members' capital............................        504        434         51       (747)    (7,189)        --     (7,535)

- ------------------------------
(1) EBITDA is presented because of its wide acceptance as a financial indicator as to a company's ability to service or incur debt. EBITDA should not be considered as an alternative to earnings (loss) as an indicator of the Company's financial performance or to cash flow as a measure of liquidity.

(2) Calculated by dividing EBITDA by interest. Interest includes interest expense accrued and amortization of deferred financing costs.

(3) For purposes of calculating the ratio of earnings to fixed charges, "earnings" are net income (loss) plus income taxes and fixed charges. Fixed charges are comprised of interest on indebtedness, amortization of deferred financing costs, and that portion of operating lease expense which is deemed to be representative of an interest factor. Earnings were insufficient to cover fixed charges by $4,311,000, and $1,051,000 for the historical periods ended December 31, 1995 and March 31, 1995, respectively.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

    Costilla is an independent energy company engaged in the exploration, acquisition and development of oil and gas properties. The Company's predecessor began operating in 1988 and through mid-1995 had grown primarily through a series of small acquisitions of oil and gas properties and the exploitation of those properties. In June 1995, Costilla consummated the 1995 Acquisition for a purchase price of approximately $46.6 million, and in June 1996, the 1996 Acquisition was consummated for a purchase price of approximately $42.5 million.

    To date, the Company has achieved its high rate of growth primarily through acquisitions. This has impacted its reported financial results in a number of ways. Properties sold by others frequently have not received focused attention prior to sale. After acquisition, certain of these properties are in need of maintenance, workovers, recompletions and other remedial activity not constituting capital expenditures, which substantially increase lease operating expenses. The increased production and revenue resulting from these expenditures is predominately realized in periods subsequent to the period of expense. In addition, the rapid growth of the Company has required it to develop operating, accounting and administrative personnel compatible with its increased size. The Company believes it has now achieved a sufficient size to expand its reserve base without a corresponding increase in its general and administrative expense. The Company also believes it now has a sufficient inventory of prospects and the professional staff necessary to follow a more balanced program of exploration and exploitation activities to complement its acquisition efforts.

    Costilla's strategy is to increase its oil and gas reserves, production and cash flow from operations through a two-pronged approach which combines an active exploration program with the acquisition and exploitation of proved reserves. In addition, Costilla continues to evaluate the acquisition of undeveloped acreage for its exploration efforts. Costilla has in-house exploration expertise using 3-D seismic technology to identify new drilling opportunities as well as for the exploitation of acquired properties.

    Costilla has shown a significant increase in its oil and gas reserves, production and EBITDA, especially due to the 1995 Acquisition and the 1996 Acquisition. The following table sets forth certain operating data of Costilla for the periods presented:

                                                                                           THREE MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,           MARCH 31,
                                                         -------------------------------  --------------------
                                                           1993       1994       1995       1995       1996
                                                         ---------  ---------  ---------  ---------  ---------
OIL AND GAS PRODUCTION:
  Oil (MBbls)..........................................        158        330        950         86        338
  Gas (Mmcf)...........................................        865      1,600      4,806        477      1,643
  MBOE.................................................        302        597      1,751        166        612
AVERAGE SALES PRICES (1):
  Oil (per Bbl)........................................  $   16.93  $   15.25  $   15.53  $   17.82  $   17.32
  Gas (per Mcf)........................................       1.82       1.63       1.45       1.34       1.81
PRODUCTION COST (2):
  Per BOE (3)..........................................  $    5.59  $    3.94  $    5.91  $    5.40  $    5.98
  Per dollar of sales..................................       0.40       0.31       0.48       0.41       0.41
DEPRECIATION, DEPLETION AND AMORTIZATION:
  Per BOE..............................................  $    2.93  $    3.09  $    3.48  $    2.78  $    3.25
  Per dollar of sales..................................       0.21       0.24       0.28       0.21       0.22

- ------------------------
(1) Before deduction of production taxes and net of hedging results.

(2) Excludes depreciation, depletion and amortization. Production cost includes lease operating expenses and production and ad valorem taxes, if applicable.

(3) Production costs per BOE in 1995 and for the three months ended March 31, 1996 were unusually high as a result of relatively high workover expenses with respect to properties acquired in the 1995 Acquisition which did not produce related production improvement until subsequent periods. In addition, the Company expended approximately $1.6 million during 1995 in one field in the Permian Basin primarily for plugging wells to comply with applicable regulatory requirements.

    Costilla uses the successful efforts method of accounting for its oil and gas activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that result in proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not result in proved reserves, geological, geophysical and seismic costs, and costs of carrying and retaining unproved properties are expensed. Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted using the unit-of-production method. Unproved oil and gas properties that are individually significant are periodically reviewed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on the Company's experience of successful drilling and average holding period.

    The Company utilizes option contracts to hedge the effect of price changes on a portion of its future oil and gas production. Premiums paid and amounts receivable under the option contracts are amortized and accrued to oil and gas sales, respectively. See "Business and Properties -- Risk Management."

    The Company's predecessors were classified as partnerships for federal income tax purposes. Therefore, no income taxes were paid or provided for by the Company prior to the Offerings. Future tax amounts, if any, will be dependent upon several factors, including but not limited to the Company's results of operations.

RESULTS OF OPERATIONS

  THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31,
1995

    The Company's total oil and gas revenues for the three months ended March 31, 1996 were $8,833,000, representing an increase of $6,656,000 (306%) over revenues of $2,177,000 for the comparable period in 1995. This increase was primarily due to the 1995 Acquisition which accounted for approximately $5,722,000 of the revenue increase.

    Oil and gas production was 612 MBOE in the 1996 period compared to 166 MBOE in the 1995 period. Of the 446 MBOE increase, 380 MBOE was due to the properties acquired in the 1995 Acquisition. The remainder of the increase was due to a combination of successful drilling activities and the enhancement of existing production.

    Interest and other revenues were $88,000 for the three months ended March 31, 1996 compared to $3,000 for the comparable period in 1995, representing an increase of $85,000, which was comprised of an increase in interest income of $21,000 in 1996 due to increased funds earning interest and $65,000 in oil marketing income. Also in the 1996 period, the Company realized gains of $30,000 on the sale of various properties for which there were no comparable sales for the three months ended March 31, 1995.

    Oil and gas production costs in the 1996 period were $3,659,000 ($5.98 per BOE), compared to $896,000 in the 1995 period ($5.40 per BOE), representing an increase of $2,763,000 (308%), due principally to the 1995 Acquisition. On a per BOE basis, production costs increased $0.58 due primarily to costs incurred to exploit the properties acquired in the 1995 Acquisition which did not produce related production improvement for the full period. In addition, the 1995 period was negatively affected by operating costs incurred in connection with plugging and abandoning certain wells on properties acquired in late 1994.

    General and administrative expense for the three months ended March 31, 1996 was $1,362,000, representing an increase of $903,000 (197%) from the comparable period in 1995 of $459,000. The increase is primarily due to an increase in personnel and related costs necessary to accommodate the increased activities of the Company due to the 1995 Acquisition and in anticipation of the 1996 Acquisition.

    Exploration and abandonment expense decreased to $228,000 in the 1996 period compared to $1,007,000 in the 1995 period. The Company did not incur seismic costs for the three months ended March 31, 1996, compared to $467,000 which were incurred for the comparable period in 1995. Dry hole costs decreased from $540,000 to $228,000 for the comparable periods in 1995 and 1996, respectively.

    Depreciation, depletion and amortization expense for the 1996 period was $1,986,000 compared to $462,000 for the 1995 period, representing an increase of $1,524,000 (330%). During 1996, depreciation, depletion and amortization on oil and gas production was provided at an average rate of $3.25 per BOE compared to $2.78 per BOE for 1995. The increase was due primarily to the 1995 Acquisition.

    Interest expense was $1,704,000 in the 1996 period, compared to $407,000 for the comparable period in 1995. The $1,297,000 (319%) increase was attributable to increased levels of debt which the Company used to finance the 1995
Acquisition. The average amounts of applicable interest-bearing debt for the comparable periods in 1996 and 1995 were $71,923,000 and $19,820,000, respectively.

  YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

    The Company's total oil and gas revenues for 1995 were $21,693,000, representing an increase of $14,056,000 (184%) over revenues of $7,637,000 in 1994. This increase was primarily due to the 1995 Acquisition which accounted for approximately $12,032,000 of the revenue increase.

    Oil and gas production was 1,751 MBOE in 1995 and 597 MBOE in 1994. Of the 1,154 MBOE increase, 1,099 MBOE was due to the properties acquired in the 1995 Acquisition.

    Interest and other revenues were $123,000 in 1995 compared to $87,000 in 1994, representing an increase of $36,000 (41%), which was comprised of an increase in interest income of $59,000 in 1995 due to an increased amount of funds earning interest, partially offset by a decrease of other income of $23,000. In 1994, the Company realized a gain of $112,000 on the sale of various properties for which there were no comparable gains in 1995.

    Oil and gas production costs in 1995 were $10,355,000 ($5.91 per BOE), compared to $2,351,000 in 1994 ($3.94 per BOE), representing an increase of $8,004,000 (340%). The major portion of the increase was due to increased production associated with the 1995 Acquisition. In addition, certain acquired properties required remedial workovers and other activity immediately following acquisition resulting in unusual operating costs of approximately $600,000 during 1995. In addition, $1,605,000 of operating costs were incurred during 1995 primarily in connection with plugging and abandoning certain wells to comply with applicable regulatory requirements on properties acquired in late 1994.

    General and administrative expense for 1995 was $3,571,000, representing an increase of $2,387,000 (202%) from 1994 expense of $1,184,000. The increase is primarily due to an increase in personnel and related costs necessary to accommodate the increased activities of the Company due to the 1995 Acquisition.

    Exploration and abandonment expense increased to $1,650,000 in 1995 compared to $793,000 in 1994. The increase of $857,000 (108%) was comprised principally of $790,000 of seismic costs.

    Depreciation, depletion and amortization expense for 1995 was $6,095,000 compared to $1,847,000 for 1994, representing an increase of $4,248,000 (230%). During 1995, depreciation, depletion and amortization on oil and gas production was provided at an average rate of $3.48 per BOE compared to $3.09 per BOE for 1994. The increase was due primarily to the 1995 Acquisition.

    Interest expense was $4,454,000 in 1995 compared to $1,458,000 in 1994. The $2,996,000 (205%) increase was attributable to increased levels of debt which the Company used to finance the 1995 Acquisition. The average amounts of applicable interest-bearing debt in 1995 and 1994 were $49,972,000 and $17,632,000, respectively.

  YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

    The Company's total oil and gas revenues for 1994 were $7,637,000, representing an increase of $3,406,000 (81%) over revenues of $4,231,000 in 1993. The primary reason for the increase in revenues was due to two acquisitions of properties in 1994, one of which occurred in January 1994 and the other in October 1994.

    Oil and gas production was 597 MBOE in 1994 and 302 MBOE in 1993. The increase in production of 295 MBOE was principally due to the properties acquired during 1994.

    Interest and other revenues were $87,000 in 1994 compared to $56,000 in 1993. The increase of $31,000 was comprised of an increase in interest income of $26,000 in 1994, due to increased funds earning interest, and an additional $5,000 in other income.

    Oil and gas production costs in 1994 were $2,351,000 ($3.94 per BOE), compared to $1,688,000 in 1993 ($5.59 per BOE), representing an increase of $663,000. The increase in production costs is primarily attributable to two acquisitions in 1994.

    In 1994, general and administrative expense was $1,184,000, representing an increase of $232,000 (24%) from 1993 expense of $952,000. The increase is due to an increase in personnel and costs related primarily to acquisitions made in 1994.

    Exploration and abandonment expense increased to $793,000 in 1994 compared to $218,000 in 1993. The increase of $575,000 (264%) was due to an increase in non-productive wells drilled in 1994 compared to 1993.

    Depreciation, depletion and amortization expense for 1994 was $1,847,000 compared to $884,000 for 1993, representing an increase of $963,000 (109%), primarily due to increased production. During 1994, depreciation, depletion and amortization expense on oil and gas production was provided at an average rate of $3.09 per BOE compared to $2.93 per BOE for 1993. The increase was due to increased drilling and development, and the acquisition of additional properties.

    Interest expense was $1,458,000 in 1994 compared to $605,000 in 1993. The $853,000 increase was attributable to increased debt levels related primarily to the Company's acquisition of additional oil and gas properties in 1994. The average amount of applicable interest-bearing debt in 1994 and 1993 was $17,632,000 and $8,258,000, respectively.

LIQUIDITY AND CAPITAL RESOURCES

  CAPITAL SOURCES

    Funding for the Company's business activities has historically been provided by bank financings, cash flow from operations, private equity sales, property divestitures and joint ventures with industry participants. The Company completed a $10 million private equity placement in February 1995. Subsequently, the 1995 Acquisition and the 1996 Acquisition were substantially funded by bank financings. The Company plans to finance its continuing operations and execute its business strategy with cash flow from operations, net proceeds from the Offerings and borrowings under the Credit Facility.

    The  Company  believes  that  cash   flow  from  operations  and   borrowing
availability under the Credit Facility will be sufficient for anticipated operating and capital expenditure requirements. However, because future cash flows and the availability of financing are subject to a number of variables beyond the Company's control, there can be no assurance that the Company's capital resources will be sufficient to maintain currently planned levels of capital expenditures.

    While the Company regularly engages in discussions relating to potential acquisitions, the Company has no present agreement, commitment or understanding with respect to any such acquisition, other than the acquisition of undeveloped acreage and royalty and overriding royalty interests in its normal course of business. Any future acquisition may require additional financing and will be dependent upon financing arrangements available at the time.

    The Company is in discussion with several banks to provide the Credit Facility following the closing of the Offerings. The Company anticipates that it will have approximately $50.0 million available under the Credit Facility, none of which is expected to be outstanding immediately following the Offerings.

    Although certain of the Company's costs and expenses may be affected by inflation, inflationary costs have not had a significant effect on the Company's results of operations.

  CAPITAL EXPENDITURES

    The Company requires capital primarily for the exploration, development and acquisition of oil and gas properties, the repayment of indebtedness and general working capital needs.

    The  following  table  sets  forth  costs incurred  by  the  Company  in its development, exploration and acquisition activities during the periods indicated. The table does not include the 1996 Acquisition which was consummated in June 1996 for an approximate purchase price of $42.5 million.

                                                                                            THREE MONTHS
                                                               YEAR ENDED DECEMBER 31,          ENDED
                                                           -------------------------------    MARCH 31,
                                                             1993       1994       1995         1996
                                                           ---------  ---------  ---------  -------------
                                                                   (IN THOUSANDS)
Development costs........................................  $      --  $      --  $     158    $     232
Exploration costs........................................      2,017      2,167      5,627        1,822
Acquisition costs:
  Unproved properties....................................        829      1,232      1,742          677
  Proved properties......................................      4,665      9,649     52,470        2,246
                                                           ---------  ---------  ---------       ------
    Total................................................  $   7,511  $  13,048  $  59,997    $   4,977
                                                           ---------  ---------  ---------       ------
                                                           ---------  ---------  ---------       ------

    The Company anticipates that costs incurred for 1996 will be approximately $64.8 million, of which approximately $42.5 million was expended for the 1996 Acquisition, and approximately $5.0 million was expended for exploration and development activities during the three months ended March 31, 1996.

                            BUSINESS AND PROPERTIES

GENERAL

    Costilla is an independent energy company engaged in the exploration, acquisition and development of oil and gas properties. The Company's primary operations are in the Permian Basin, the Gulf Coast and the Rocky Mountain regions. The Company's strategy focuses on increasing reserves through targeted exploration programs, the exploitation of its existing properties and selective property acquisitions. In addition, the Company recently acquired an interest in a concession for the development of mineral interests in the Republic of Moldova, in Eastern Europe. The Company also has minor interests in the domestic gas gathering and transmission business.

    The Company's predecessor began operating in 1988 with the strategy of acquiring and exploiting undervalued oil and gas properties, and at December 31, 1992 had net proved reserves of 4.7 MMBOE. Since January 1, 1993, the Company has successfully closed seven transactions for an aggregate purchase price of approximately $101 million. As of March 31, 1996, the Company had total estimated net proved reserves of 16.5 Mmbbls of oil and 112.9 Bcf of gas, aggregating 35.3 MMBOE, with a PV-10 Value of approximately $179.5 million, assuming the 1996 Acquisition had occurred at March 31, 1996. The Company also has substantial undeveloped acreage consisting of 205,908 gross (141,384 net) undeveloped acres. The Company has identified in excess of 200 drilling locations of which 82 are included in its proved reserves.

    Costilla  has  in-house  exploration   expertise  which  uses  3-D   seismic
technology as a primary tool to identify drilling opportunities, and has experienced high rates of success in each of its first two major 3-D seismic drilling programs. Since 1994, the Company has drilled 23 wells based on these 3-D surveys, 20 of which have been productive. The Company has recently completed a third 3-D survey in Pecos County, Texas and intends to commence drilling on this acreage in the second half of 1996. Moreover, the Company is currently conducting two additional 3-D surveys. The Company currently plans to drill 81 wells through 1997 based on its 3-D surveys.

    Since 1993, Costilla has generated significant growth in reserves, production and EBITDA. The Company increased its estimated proved reserves from
6.0 MMBOE at December 31, 1993 to 35.3 MMBOE at March 31, 1996 (pro forma for the 1996 Acquisition), representing a compound annual growth rate of 114%. This reserve growth has been achieved at an average all-in finding cost of $3.49 per BOE over such period, a level which the Company believes is lower than industry averages. Concurrently, the Company increased its average net daily production from 827 BOE for the year ended December 31, 1993 to 10,703 BOE for the three months ended March 31, 1996 (pro forma for the 1996 Acquisition), representing a compound annual growth rate of 195%. EBITDA increased at a 240% compound annual growth rate from $1.8 million for 1993 to $20.8 million for 1995 (pro forma for the 1995 Acquisition and the 1996 Acquisition).

BUSINESS STRATEGY

    The Company's strategy is to increase its oil and gas reserves, production and cash flow from operations through a two-pronged approach which combines an active exploration program using 3-D seismic and other technological advances with the acquisition and exploitation of producing properties. The Company seeks to reduce its operating and commodity risks by holding a diverse portfolio of properties. The Company also seeks to manage the elements of its business strategy through the operation of a significant portion of its properties, the use of a disciplined rate of return analysis and the direct marketing and hedging of its oil and gas production. The elements of the Company's strategy may be further described as follows:

    - EXPLORATION EFFORTS. The Company uses extensive geological and geophysical analysis to carefully focus its 3-D seismic surveys. This focus allows the Company to successfully direct the size and scope of its exploration program in order to improve the likelihood of success while managing overall exploration costs. The Company's exploration efforts are concentrated currently on known producing regions. The Company plans to drill 26 exploratory wells during the remainder of 1996 and 36 exploratory wells in 1997. Capital budgeted for exploration activities is $8.4 million for the last nine months of 1996 and $10.8 million for 1997.

    - EXPLOITATION ACTIVITIES. The Company is actively pursuing numerous exploitation opportunities within its existing properties, including areas where no proved reserves are currently assigned. Exploitation activities currently in progress include a carbon dioxide flood, recompletions, workovers, infill and horizontal drilling and a secondary recovery project. The Company's capital budget for such activities is $8.9 million for the last nine months of 1996 and $9.2 million for 1997, which includes the drilling of 17 development wells in 1996 and 13 development wells in 1997.

    - PROPERTY ACQUISITIONS. The Company seeks to acquire producing properties where it has identified opportunities to increase production and reserves through both exploitation and exploration activities. The Company has increased the value of its acquisitions by aggressively managing the operations of existing proved properties and by successfully identifying and developing previously unproved reserves on acquired acreage. The Company seeks to acquire reserves which will fit its existing portfolio, are generally not being actively marketed and where a negotiated sale would be the method of purchase. The Company does not rely on major oil company divestitures or property auctions.

    - PROPERTY DIVERSIFICATION. The Company holds a portfolio of oil and gas properties located in the Permian Basin, the Gulf Coast and the Rocky Mountain regions. The Company believes that by conducting its activities in distinct regions it is able to reduce commodity price and other operational risks. The Company's Moldovan interest is an extension of this strategy and can be characterized by low initial costs, significant reserve potential and the availability of technical data that may be further developed by the Company.

    - CONTROL  OF  OPERATIONS.   The  Company  prefers  to operate  and  own the
      majority working interest in its properties. This allows the Company greater control over future development, drilling, completing and lifting costs and marketing of production. At December 31, 1995, the Company operated wells constituting approximately 65% of its total PV-10 Value (pro forma for the 1996 Acquisition).

SIGNIFICANT ACQUISITIONS

    1995 ACQUISITION. In a $46.6 million acquisition completed in June 1995, the Company acquired a group of oil and gas properties located in the Permian Basin, Gulf Coast and Rocky Mountain regions. At the date of acquisition, the net proved reserves included 6.9 Mmbbls of oil and 40.0 Bcf of gas, aggregating
13.6 MMBOE. From the date of acquisition until March 31, 1996, the Company produced 1.1 MMBOE from the acquired properties and sold a portion of the acquired properties for approximately $3.6 million. At March 31, 1996, the net proved reserves of the remaining properties were 13.4 MMBOE. The acquired properties also included 103,010 gross (93,786 net) undeveloped acres.

    1996 ACQUISITION. In June 1996, the Company acquired a group of oil and gas properties located primarily in the Permian Basin and Gulf Coast regions for approximately $42.5 million. This acquisition included properties with net proved reserves at March 31, 1996 of 5.0 Mmbbls of oil and 33.5 Bcf of gas, aggregating 10.6 MMBOE. The acquired properties also included 42,855 gross (10,172 net) undeveloped acres and a pipeline located in Pennsylvania which had an allocated purchase price of $3.5 million.

PRINCIPAL PROPERTIES

    The following table sets forth certain information, as of March 31, 1996 (pro forma for the 1996 Acquisition), which relates to the principal oil and gas properties owned by the Company.

                                                                                     PROVED RESERVES
                                                              -------------------------------------------------------------
                                                                                                  TOTAL OIL    PERCENT OF
                                                                GROSS        OIL         GAS     EQUIVALENT     TOTAL OIL
AREA                                                            WELLS      (MBBLS)     (MMCF)      (MBOE)      EQUIVALENT
- ------------------------------------------------------------  ---------  -----------  ---------  -----------  -------------
Permian Basin...............................................      1,890       9,200      55,200      18,400         52.1%
Gulf Coast..................................................        968       2,054      38,440       8,461         24.0
Rocky Mountain..............................................        236       4,526      12,886       6,674         18.9
Other.......................................................        428         696       6,394       1,762          5.0
                                                              ---------  -----------  ---------  -----------       -----
Total.......................................................      3,522      16,476     112,920      35,297        100.0%
                                                              ---------  -----------  ---------  -----------       -----
                                                              ---------  -----------  ---------  -----------       -----

    PERMIAN BASIN. At March 31, 1996, 52.1% of the Company's proved reserves were concentrated in the Permian Basin, an approximately 70-county region in West Texas and Southeast New Mexico. The Company's production comes from well known fields such as the Spraberry Trend, Sawyer Canyon, Goldsmith Unit and Susan Peak. The majority of the Company's producing intervals in the Permian Basin range from 4,500 feet to 9,500 feet in depth.

    The Company has several exploratory projects in the Permian Basin based primarily on 3-D seismic surveys. The most significant include:

    EDWARDS/MCELROY RANCH PROSPECT, ECTOR AND CRANE COUNTIES, TEXAS. Costilla has identified 75 drilling locations on the Company's 9,849 gross (4,334 net) acres in this prospect based on 3-D seismic data. The Company successfully completed the Edwards 14-1 well in the Strawn formation in May 1996, which initially flowed at a rate of 360 Bbls of oil per day and 258 Mcf of gas per day. At June 30, 1996, the well was flowing at a rate of 150 Bbls of oil and 85 Mcf of gas per day. Six miles south of the Edwards 14-1 well, Costilla has drilled the University 30-1 well, which has confirmed the Strawn and Wolfcamp trends defined by the Company's extensive approximate 50-square mile 3-D seismic project undertaken jointly with Texaco Exploration and Producing, Inc. ("Texaco"). This well is currently being completed. Two additional wells are being drilled on seismic delineated features similar to the initial Edwards discovery. The Company plans to drill 25 wells in this trend through 1997. The Company's working interest in this prospect is approximately 44%.

    Costilla and Texaco are also developing a Queen Sand field identified from the Edwards/McElroy Ranch seismic program. The four wells drilled through June 30, 1996 are producing an aggregate of approximately 80 Bbls of oil per day and the Company is in the process of completing two additional wells. Drilling of six wells is anticipated through 1997, with the field ultimately being developed on a planned waterflood pattern in order to maximize recovery of the oil in place.

    MCGYVER-GREEN ACRES PROSPECT, HOWARD COUNTY, TEXAS. The Company has identified 41 drilling locations in this prospect based on information derived from approximately 30 square miles of 3-D seismic data that the Company acquired on the area in 1994. The Talbot Fuller well was the first well drilled by the Company on this prospect and was completed in the Canyon Lime formation at 8,200 feet in August 1994. Since completion, the well has produced 62,000 Bbls of oil and 207 Mmcf of gas, and averaged 77 Bbls of oil per day and 320 Mcf of gas per day during June 1996. Subsequent to the first well, 11 additional wells have been drilled on this prospect of which ten are productive. The Company intends to drill eight additional wells during the balance of 1996 on its 9,148 gross (6,587 net) acres. The Company's working interest in this prospect averages approximately 72%.

    The following two 3-D programs currently being undertaken by the Company in the Permian Basin are expected to provide additional drilling locations:

    WILSON RANCH 3-D PROJECT, PECOS COUNTY, TEXAS. The Wilson Ranch is located in northeastern Pecos County, approximately 10 miles west of the Yates field. The Company recently completed an approximate

17-square mile seismic survey on the project. A second phase will be initiated in the first quarter of 1997. The project presents several potential exploration targets, including the Queen, San Andres, Wolfcamp, Devonian and Ellenberger formations, found at depths ranging from 1,600 to 8,000 feet. The Company has agreed to lease 3,750 gross acres on this 50,000 acre ranch. Upon acquiring the lease, the Company intends to sell one-half of its approximate 75% working interest to a major oil company. The Company believes that there is significant additional potential in this area.

    DAVAN UNIT 3-D PROJECT, STONEWALL COUNTY, TEXAS. The Company has another 3-D seismic project under way with Texaco to further develop the Company-operated Davan Unit. The project involves a 3-D seismic evaluation of approximately 3,200 gross acres adjacent to a Company-operated waterflood which has produced in excess of three Mmbbls of oil.

    Two examples of the Company's current exploitation efforts in the Permian Basin include:

    EAST GOLDSMITH FIELD QUEEN DISCOVERY AND C02 PROJECT, ECTOR COUNTY, TEXAS. The Company owns 3,053 gross (2,073 net) acres in this field located 20 miles northwest of Midland, Texas. Since its discovery, the field has produced in excess of 17 Mmbbls of oil from seven formations. The most productive zones in the East Goldsmith Field have been the San Andres and Holt formations, both of which have been subject to secondary recovery by waterflooding. The Company has been analyzing a tertiary recovery project in those formations using CO2, and intends to initiate the project in the fourth quarter of 1996. The Company's working interest in this project averages approximately 87%.

    SUSAN PEAK FIELD WORKOVER AND HORIZONTAL DRILLING PROGRAM, TOM GREEN COUNTY, TEXAS. The Company recently completed the first horizontal well in this field located south of San Angelo, Texas, in which it owns a 100% working interest until payout. Production from this well drilled in the Strawn formation was 110 Bbls of oil per day and 240 Mcf of gas per day on June 30, 1996. Since February 1996, with only two workovers and the new horizontal well, the Company has increased Susan Peak production from approximately 30 Bbls of oil per day and 700 Mcf of gas per day to a current rate of approximately 200 Bbls of oil per day and 2,000 Mcf of gas per day. Two possible horizontal drilling locations and additional workover candidates remain on this 7,461 gross (3,730 net) acre lease. The Company's working interest in this project ranges from 50% to 100%.

    GULF COAST. At March 31, 1996, 24.0% of the Company's proved reserves were concentrated in the Gulf Coast region. The Company's production in this region primarily comes from known formations such as Frio, Yegua, Austin Chalk and Wilcox.

    The Company plans to use its expertise in aggressively developing 3-D opportunities on the extensive acreage position it holds in the region. Examples of such exploration projects in progress include:

    SEALY PROSPECT, AUSTIN COUNTY, TEXAS. The Sealy Field, consisting of 3,534 gross (1,767 net) acres, was acquired in the 1995 Acquisition. The Wilcox formation in this field has produced over 66 Bcf of gas and there are subsurface indications of the presence of several fault blocks that lie untested. The Company's working interest in this prospect is 100%.

    SOUTHWEST SPEAKS, LAVACA COUNTY, TEXAS. This project, consisting of 5,078 gross (2,539 net) acres, was also acquired in the 1995 Acquisition and is held by several shallow Company-operated wells. Multiple producing horizons from shallow depths to below 14,000 feet have produced over 199 Bcf of gas from this highly faulted field. A recent well was completed in the Rainbow Wilcox sand on acreage adjoining Costilla's lease. A well, in which Costilla holds a 5% interest as a result of a farmout, has also been completed on Costilla's lease. The Company's plans include a 3-D survey in the Speaks area. The Company's working interest in this prospect is approximately 50%.

    BORCHERS FIELD, LAVACA COUNTY, TEXAS. This field was acquired by the Company in the 1996 Acquisition. The property is on trend with the Speaks project and is also a highly faulted field providing opportunity for further development. The Borchers field has produced a total of 17.5 Bcf of gas from two Wilcox sands. Costilla has a 100% working interest in this field consisting of 1,321 gross and net acres.

    Examples of exploitation activities in this region include:

    JOSEY RANCH LEASE, HARRIS COUNTY, TEXAS. Two examples of the Company's production enhancement of Gulf Coast properties were undertaken on this prospect. When the lease was acquired in the 1995 Acquisition, production had nearly ceased. Through a series of workovers, the Company has improved daily production, as of June 30, 1996, to 63 Bbls of oil per day and 73 Mcf of gas per day. In addition, Costilla has participated in a 13,000 foot test well on the Josey Ranch lease to test the Wilcox formation. The well was completed in April 1996 and has consistently produced in excess of 1,000 Mcf of gas per day. The Josey Ranch lease covers 1,661 gross (649 net) acres, and the Company's working interest in this prospect is approximately 39%.

    PERSONVILLE, LIMESTONE COUNTY, TEXAS. The Company has recently completed an 11,200 foot Cotton Valley well, with initial production rates of 1.1 Mmcf of gas per day prior to stimulation. Costilla leases 412 gross (111 net) acres in this prospect, and has identified two additional drilling locations. The Company is the operator of this prospect and its working interest is approximately 30%.

    AUSTIN CHALK, BRAZOS, BURLESON, FAYETTE AND LEE COUNTIES, TEXAS. Costilla acquired the majority of the working interest in nine gross Austin Chalk wells in the 1995 Acquisition and an additional 80 gross Austin Chalk wells were included in the 1996 Acquisition. The Company intends to enhance production on certain of these wells through stimulation and workover activities, and analyze further development potential. Costilla has 30,414 gross (20,985 net) acres in the Austin Chalk area, and its working interest in this area averages approximately 69%.

    ROCKY MOUNTAIN. At March 31, 1996, 18.9% of the Company's proved reserves were concentrated in the Rocky Mountain region, which includes Montana, North Dakota, Wyoming, Colorado and Utah.

    RAYMOND FIELD, SHERIDAN COUNTY, MONTANA. Since its discovery in 1972, the Raymond Field has produced over five Mmbbls of oil from five different formations. Daily production from the field has increased from 180 Bbls of oil per day since its acquisition in June 1995 to 369 Bbls of oil per day at June 30, 1996 primarily as a result of the Company's improved operations. The Company plans a 3-D program on its 960 gross and net acres in this field. The Company owns a 100% working interest in this prospect.

    OUTLOOK FIELD, SHERIDAN COUNTY, MONTANA. The Company undertook its first Rocky Mountain 3-D seismic survey in the Outlook area to further develop the field. Three drilling locations were identified from the data. The Company anticipates commencing an Outlook test well in September 1996 that will be drilled to 10,500 feet, a depth sufficient to test several different formations. Costilla leases 5,168 gross (1,292 net) acres in the Outlook prospect, and owns an approximate 25% working interest in this prospect.

    NATURAL BUTTES FIELD, UINTAH COUNTY, UTAH. The Company owns a 100% working interest in 1,280 gross and net acres in this prospect. Development by prior owners was on 640-acre spacing while offset acreage has been developed on 80-acre spacing. Low gas prices in the area have precluded the assignment of proved resources to any undeveloped acres. As gas prices improve, the Company plans to drill additional wells on the prospect.

    The Company owns an interest in significant acreage positions in the Rocky Mountain region which are operated by third parties and are the subject of active exploitation efforts. The most significant property is:

    CIRCLE RIDGE FIELD, FREMONT COUNTY, WYOMING. The Circle Ridge Field, in which the Company has an approximate 18% working interest, is operated by Marathon Oil Company. This field is an approximate 1,100 acre waterflood located in the Wind River Basin of Wyoming, approximately 30 miles north of Riverton, Wyoming. There are 97 active producing wells and 10 active injection wells in the field. Production originates from the Phosphoria, Tensleep and Amsden formations that are present at depths ranging from 500 to 2,000 feet. Since January 1995, 45 projects have been completed in the field. These projects include recompletions, stimulation treatments and reactivations, which have increased production from 1,469 Bbls of oil per day in January 1995 to a rate of 1,876 Bbls of oil per day for May 1996. The operator has several other projects scheduled for the remainder of 1996 and is evaluating various different methods of enhanced oil recovery for the field.

MARKETING ARRANGEMENTS

    The Company utilizes an active marketing program for a portion of its crude oil production in order to enhance the net price it receives. The Company sells its crude oil production from operated properties in North Dakota, Montana and Wyoming, at the lease level to an oil transportation company for the posted price, plus an agreed upon bonus, with a corresponding agreement to repurchase this production at its delivery point (typically, Cushing, Oklahoma) for a price equal to the then posted price for West Texas Intermediate crude oil less an agreed upon deduction for transportation and quality differentials, if any, between the repurchased crude oil and West Texas Intermediate crude oil. The Company then employs a broker to resell its crude oil to end users (such as refineries) on a month-to-month basis. The lease level sales and repurchase contracts are typically of six months duration. With respect to its other operated oil production (primarily located in Texas), the Company employs a similar price enhancement strategy, although the repurchase feature is absent. Instead, the lease level purchaser resells the crude oil to end users at the delivery point for the account of the Company. The Company markets its gas production at the lease level pursuant to month-to-month contracts. No single purchaser of oil or gas accounted for in excess of 10% of the Company's consolidated revenues for the year ended December 31, 1995.

RISK MANAGEMENT

    The Company typically employs a strategy of purchasing put options on a portion of its anticipated oil and gas production. This strategy is designed to protect the Company from significant downward movements in commodity prices while preserving the benefit of rising prices. The Company does not establish hedges in excess of its anticipated production. Upon consummation of the Offerings, substantially all of the Company's debt will be fixed rate. The Company's current position with regard to its commodity hedges is as follows:

    OIL SALES. The Company has purchased "put options" to provide a "floor price" for 3,000 Bbls of oil per day of its oil production for August 1996 through December 1996. These put options currently in place represent approximately 57% of the Company's estimated oil production for August 1996 through December 1996. The floor price the Company has an agreement to receive is $18.00 per Bbl, irrespective of the prices actually paid by purchasers of the oil at the lease level.

    GAS SALES. The Company has purchased "put options" which provide a "floor price" for 900,000 Mmbtu's per month of its gas production through October 1996. The put options currently in place represent approximately 68% of the Company's estimated gas production for July 1996 through October 1996. The floor prices with respect to such put options varies from $1.65 to $1.75 per Mmbtu depending on the area in which the gas is produced.

OIL AND GAS RESERVES

    The Company's estimated total proved and proved developed reserves of oil and gas as of December 31, 1993, 1994 and 1995, and as of March 31, 1996 were as follows:

                                                             AS OF DECEMBER 31,
                                   ----------------------------------------------------------------------        PRO FORMA
                                                                                                                 MARCH 31,
                                            1993                    1994                    1995                  1996 (1)
                                   ----------------------  ----------------------  ----------------------  ----------------------
                                       OIL         GAS         OIL         GAS         OIL         GAS         OIL         GAS
                                     (MBBLS)     (MMCF)      (MBBLS)     (MMCF)      (MBBLS)     (MMCF)      (MBBLS)     (MMCF)
                                   -----------  ---------  -----------  ---------  -----------  ---------  -----------  ---------
Proved developed producing.......       1,785      13,268       2,632      15,757       8,338      50,542      13,122      76,439
Proved developed non-producing...           0           0           0         583         228       6,851         429       7,930
Proved undeveloped...............         580       8,351       1,377      11,172       2,222      20,759       2,925      28,551
                                        -----   ---------  -----------  ---------  -----------  ---------  -----------  ---------
  Total proved...................       2,365      21,619       4,009      27,512      10,788      78,152      16,476     112,920
                                        -----   ---------  -----------  ---------  -----------  ---------  -----------  ---------
                                        -----   ---------  -----------  ---------  -----------  ---------  -----------  ---------

- ------------------------
(1)  Assumes that the 1996 Acquisition had been consummated at March 31, 1996.

    The following table sets forth the future net cash flows from the Company's estimated proved reserves:

                                                                               DECEMBER 31,             PRO FORMA
                                                                     --------------------------------   MARCH 31,
                                                                       1993       1994        1995      1996 (1)
                                                                     ---------  ---------  ----------  -----------
                                                                                   (IN THOUSANDS)
Future net cash flows before income taxes..........................  $  47,213  $  68,596  $  188,337   $ 297,002
Future net cash flows before income taxes, discounted at 10%.......  $  26,377  $  36,779  $  113,296   $ 179,527

- ------------------------
(1)  Assumes that the 1996 Acquisition had been consummated at March 31, 1996.

    The reserve estimates reflected above for 1993, 1994 and 1995 were prepared by the Company. The Company's 1995 estimates of gross reserves with respect to certain of the Company's producing properties were subject to a limited review by Williamson. The pro forma estimates for March 31, 1996, including the properties acquired in the 1996 Acquisition, were prepared by Williamson and are part of reports on the Company's oil and gas properties prepared by Williamson, a summary of which is set forth herein as Appendix A.

    The reserve data set forth herein present estimates only. In general, estimates of economically recoverable oil and gas reserves and of the future net revenues therefrom are based upon an number of variable factors and assumptions, such as historical production from the subject properties, the assumed effects of regulation by governmental agencies and assumptions concerning future oil and gas prices and future operating costs, all of which may vary considerably from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For these reasons, estimates of the economically recoverable oil and gas reserves attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. The Company therefore emphasizes that the actual production, revenues, severance and excise taxes, development and operating expenditures with respect to its reserves will likely vary from such estimates, and such variances could be material.

    Estimates with respect to proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be substantial, in the estimated reserves.

    In accordance with applicable requirements of the Securities and Exchange Commission (the "Commission"), the estimated discounted future net revenues from estimated proved reserves are based on prices and costs as of the date of the estimate unless such prices or costs are contractually determined at such date. Actual future prices and costs may be materially higher or lower. Actual future net revenues also will be affected by factors such as actual production, supply and demand for oil and natural gas, curtailments or increases in consumption by natural gas purchasers, changes in governmental regulations or taxation and the impact of inflation on costs.

EXPLORATION AND DEVELOPMENT ACTIVITIES

    The Company drilled, or participated in the drilling of, the following number of wells during the periods indicated. At March 31, 1996, the Company was in the process of drilling one gross (0.50 net) well and was in the process of completing three gross (1.32 net) wells as producers which are not reflected in the following table.

                                                                1993                    1994                    1995
                                                       ----------------------  ----------------------  ----------------------
                                                          GROSS        NET        GROSS        NET        GROSS        NET
                                                       -----------  ---------  -----------  ---------  -----------  ---------
Exploratory:
  Productive.........................................           3        0.83           9        2.27          10        4.58
  Dry................................................           2        1.06          10        3.73           6        2.57
                                                              ---         ---         ---         ---         ---         ---
    Total............................................           5        1.89          19        6.00          16        7.15
                                                              ---         ---         ---         ---         ---         ---
                                                              ---         ---         ---         ---         ---         ---
Development:
  Productive.........................................          --          --          --          --           1        0.44
  Dry................................................          --          --          --          --          --          --
                                                              ---         ---         ---         ---         ---         ---
    Total............................................          --          --          --          --           1        0.44
                                                              ---         ---         ---         ---         ---         ---
                                                              ---         ---         ---         ---         ---         ---
Total:
  Productive.........................................           3        0.83           9        2.27          11        5.02
  Dry................................................           2        1.06          10        3.73           6        2.57
                                                              ---         ---         ---         ---         ---         ---
    Total............................................           5        1.89          19        6.00          17        7.59
                                                              ---         ---         ---         ---         ---         ---
                                                              ---         ---         ---         ---         ---         ---


                                                         THREE MONTHS ENDED
                                                           MARCH 31, 1996
                                                       ----------------------
                                                          GROSS        NET
                                                       -----------  ---------
Exploratory:
  Productive.........................................           3        2.02
  Dry................................................           1        0.72
                                                              ---         ---
    Total............................................           4        2.74
                                                              ---         ---
                                                              ---         ---
Development:
  Productive.........................................           4        1.98
  Dry................................................          --          --
                                                              ---         ---
    Total............................................           4        1.98
                                                              ---         ---
                                                              ---         ---
Total:
  Productive.........................................           7        4.00
  Dry................................................           1        0.72
                                                              ---         ---
    Total............................................           8        4.72
                                                              ---         ---
                                                              ---         ---

    The Company does not own any drilling rigs and all of its drilling activities are conducted by independent contractors under standard drilling contracts.

PRODUCTIVE WELL SUMMARY

    The following table sets forth the Company's gross and net interests in productive oil and gas wells as of June 30, 1996. Productive wells are producing wells and wells capable of production.

                                                                                                       ACTUAL (1)
                                                                                                  --------------------
                                                                                                    GROSS       NET
                                                                                                  ---------  ---------
Oil wells.......................................................................................      2,245     678.54
Gas wells.......................................................................................      1,277     231.11
                                                                                                  ---------  ---------
    Total.......................................................................................      3,522     909.65
                                                                                                  ---------  ---------
                                                                                                  ---------  ---------

- ------------------------
(1) Does not include royalty and overriding royalty interests owned by Statewide or the Company. See "-- Other Activities -- Minerals Acquisition Program." In addition, one well with multiple completions is counted as a single well.

ACREAGE

    The following table sets forth certain information regarding the Company's developed and undeveloped leasehold acreage as of March 31, 1996. Acreage in which the Company's interest is limited to royalty, overriding royalty, mineral and similar interests (such as all acreage owned by Statewide) is excluded.

                                                         DEVELOPED            UNDEVELOPED            TOTAL (1)
                                                    --------------------  --------------------  --------------------
                                                      GROSS       NET       GROSS       NET       GROSS       NET
                                                    ---------  ---------  ---------  ---------  ---------  ---------
Permian Basin.....................................     27,049     23,489     52,903     42,250     79,951     65,742
Gulf Coast........................................     34,324     29,746     28,457     19,958     62,781     49,703
Rocky Mountain....................................      8,967      8,676     47,510     40,799     56,477     49,453
Other.............................................     13,439     12,492     34,183     28,225     47,623     40,717
                                                    ---------  ---------  ---------  ---------  ---------  ---------
    Total.........................................     83,779     74,403    163,053    131,212    246,832    205,615

- ------------------------
(1) In the 1996 Acquisition, the Company acquired an additional 292,146 gross (73,528 net) developed acres and 42,855 gross (10,172 net) undeveloped acres.

OTHER ACTIVITIES

    MOLDOVA CONCESSION AGREEMENT. In July 1995, the Republic of Moldova (located in Eastern Europe between Romania and the Ukraine) granted a Concession Agreement to Resource Development Company Limited, L.L.C. ("Redeco"), an entity not affiliated with the Company. The Company has paid Redeco $90,000 and agreed to bear the first $2.0 million of Concession expenses ($882,000 of which had been expended through March 31, 1996) in return for a 50.0% interest in the Concession. After the initial $2.0 million expenditure, Redeco and the Company are responsible for bearing 50.0% each of future expenses. The Company will serve as operator with respect to all activities undertaken pursuant to the Concession. The Concession Agreement covers the entire country with respect to oil and gas and other minerals and continues for various time periods depending on the nature of the activity conducted. In connection with two previously producing but now abandoned fields, the Company's exclusive rights continue for 20 years. The Company's exclusive period to explore throughout the remainder of Moldova expires in 2005, but the Company will maintain exclusive development rights with respect to fields discovered for a period of 20 years from the date of first production from such field. The Company has no fixed financial commitments with respect to the Concession.

    MINERALS ACQUISITION PROGRAM. Statewide, a Company subsidiary, was organized for the purpose of acquiring overriding royalty interests and other types of non cost-bearing mineral interests underlying producing oil and gas fields primarily in Texas. The strategy of such acquisitions is to make blanket offers to holders of small interests. From inception through March 31, 1996, Statewide expended approximately $2.9 million in acquiring interests in approximately 1,400 properties. Through March 31, 1996, Statewide had received revenues from such interests aggregating approximately $1.2 million, as well as proceeds from sales of such interests of approximately $150,000.

    GAS GATHERING AND TRANSMISSION. In 1996, the Company purchased a 45.0% membership interest (which reduces to 32.4% when the Company and certain other members recoup their original investment) in Republic Gas Partners, L.L.C., a Texas limited liability company ("Republic"), for approximately $800,000. Republic owns all of the stock of Mid Louisiana Gas Company, Mid Louisiana Marketing Company and Mid Louisiana Gas Transmission Company (collectively, the "Midla Companies"). The assets of the Midla Companies include 409 miles of mainly 22 inch pipeline extending from the Monroe field area south of the city of Baton Rouge serving various Louisiana and Mississippi municipal and industrial customers along its route. Mid Louisiana Gas Company's pipeline is subject to the jurisdiction of the Federal Energy Regulatory Commission ("FERC").

    Valley, a Company subsidiary, owns a small gas gathering system, several small gas plants, 11 salt water disposal wells located in each of its three principal regions and compressors used in the compression of gas located in the Gulf Coast region. For the year ended December 31, 1995, Valley had revenues of $553,000 and net income of $264,000, substantially all of which were related to transactions with Costilla.

    In the 1996 Acquisition, Pipeline, a Company subsidiary, acquired a 120 mile gas transportation pipeline in southwestern Pennsylvania for an allocated value of $3.5 million. The Company regards this asset as non-strategic to its business activities and is presently marketing the pipeline for sale.

COMPETITION AND MARKETS

    Competition in all areas of the Company's operations is intense. Major and independent oil and gas companies and oil and gas syndicates actively bid for desirable oil and gas properties, as well as for the equipment and labor required to operate and develop such properties. A number of the Company's competitors have financial resources and acquisition, exploration and development budgets that are substantially greater than those of the Company, which may adversely affect the Company's ability to compete with these companies. Many of the Company's competitors have been engaged in the energy business for a much longer time than the Company. Such companies may be able to pay more for productive oil and gas properties  and  exploratory  prospects and  to  define, evaluate,  bid  for and purchase a greater number of properties and prospects than the Company's financial or human resources permit. The Company's ability to acquire additional properties and to discover reserves in the future will be dependent on its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment.

    The market for oil, gas and natural gas liquids produced by the Company depends on factors beyond its control, including domestic and foreign political conditions, the overall level of supply of and demand for oil, gas and natural gas liquids, the price of imports of oil and gas, weather conditions, the price and availability of alternative fuels, the proximity and capacity of gas pipelines and other transportation facilities and overall economic conditions. The oil and gas industry as a whole also competes with other industries in supplying the energy and fuel requirements of industrial, commercial and individual consumers.

REGULATION

    The Company's oil and gas exploration, production and related operations are subject to extensive rules and regulations promulgated by federal, state and local agencies. Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry increases the Company's cost of doing business and affects its profitability. Because such rules and regulations are frequently amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such laws.

    The State of Texas and many other states require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of oil and gas. Such states also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and gas properties, the establishment of maximum rates of production from oil and gas wells and the regulation of spacing, plugging and abandonment of such wells. The statutes and regulations of certain states limit the rate at which oil and gas can be produced from the Company's properties.

    The FERC regulates interstate natural gas transportation rates and service conditions, which affect the marketing of gas produced by the Company, as well as the revenues received by the Company for sales of such production. Since the mid-1980s, the FERC has issued a series of orders, culminating in Order Nos. 636, 636-A and 636-B ("Order 636"), that have significantly altered the marketing and transportation of gas. Order 636 mandates a fundamental restructuring of interstate pipeline sales and transportation service, including the unbundling by interstate pipelines of the sales, transportation, storage and other components of the city-gate sales services such pipelines previously performed. One of the FERC's purposes in issuing the orders is to increase competition within all phases of the gas industry. Order 636 and subsequent FERC orders on rehearing have been appealed and are pending judicial review. Because these orders may be modified as a result of the appeals, it is difficult to predict the ultimate impact of the orders on the Company and its gas marketing efforts. Generally, Order 636 has eliminated or substantially reduced the interstate pipelines' traditional role as wholesalers of natural gas, and has substantially increased competition and volatility in natural gas markets. While significant regulatory uncertainty remains, Order 636 may ultimately enhance the Company's ability to market and transport its gas, although it may also subject the Company to greater competition and the more restrictive pipeline imbalance tolerances and greater associated penalties for violation of such tolerances.

    Sales of oil and natural gas liquids by the Company are not regulated and are made at market prices. The price the Company receives from the sale of these products is affected by the cost of transporting the products to market. Effective as of January 1, 1995, FERC implemented regulations establishing an indexing system for transportation rates for oil pipelines, which, generally, would index such rates to inflation, subject to certain conditions and limitations. These regulations could increase the cost of transporting oil and natural gas liquids by pipeline, although the most recent adjustment generally decreased rates. These regulations are subject to pending petitions for judicial review. The Company is not able to predict with certainty what effect, if any, these regulations will have on it, but, other factors being equal, the regulations may, over time, tend to increase transportation costs or reduce wellhead prices for oil and natural gas liquids.

ENVIRONMENTAL MATTERS

    Operations of the Company are subject to numerous and constantly changing federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of certain permits, restrict or prohibit the types, quantities and concentration of substances that can be released into the environment in connection with drilling and production, restrict or prohibit drilling activities that could impact wetlands, endangered or threatened species or other protected natural resources and impose substantial liabilities for pollution resulting from the Company's operations. Such laws and regulations may substantially increase the cost of exploring for, developing or producing oil and gas and may prevent or delay the commencement or continuation of a given project. In the opinion of the Company's management, the Company is in substantial compliance with current applicable environmental laws and regulations, and the cost of compliance with such laws and regulations has not been material and is not expected to be material during the next fiscal year. Nevertheless, changes in existing environmental laws and regulations or in interpretations thereof could have a significant impact on the operating costs of the Company, as well as the oil and gas industry in general. For instance, legislation has been proposed in Congress from time to time that would reclassify certain oil and gas production wastes as "hazardous wastes," which reclassification would make exploration and production wastes subject to much more stringent handling, disposal and clean-up requirements. State initiatives to further regulate the disposal of oil and gas wastes and naturally occurring radioactive materials are also pending in certain states, including Texas, and these various initiatives could have a similar impact on the Company.

    The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or the site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances found at the site and persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for person injury and property damage allegedly caused by the hazardous substances released into the environment. The Company is able to control directly the operation of only those wells with respect to which its acts as operator. Notwithstanding the Company's lack of control over wells operated by others, the failure of the operator to comply with applicable environmental regulations may, in certain circumstances, be attributed to the Company. The Company has no material commitments for capital expenditures to comply with existing environmental requirements.

EMPLOYEES

    At June 30, 1996, the Company had 109 full-time employees. None of the Company's employees is subject to a collective bargaining agreement. The Company considers its relations with its employees to be good.

LEGAL PROCEEDINGS

    The Company is a defendant or codefendant in minor lawsuits that have arisen in the ordinary course of business. While the outcome of the these lawsuits cannot be predicted with certainty, management does not expect any of these to have a material adverse effect on the Company's consolidated financial condition or results of operations.

TITLE TO PROPERTIES

    The Company has obtained title opinions on substantially all of its producing properties and believes that it has satisfactory title to such properties in accordance with standards generally accepted in the oil and gas industry. As is customary in the oil and gas industry, the Company performs a minimal title investigation before acquiring undeveloped properties. A title opinion is obtained prior to the commencement of drilling operations on such properties. The Company's properties are subject to customary royalty interests, liens incident to operating agreements, liens for current taxes and other burdens which the Company believes do not materially interfere with the use of or affect the value of such properties. Substantially all of the Company's oil and gas properties are mortgaged to secure borrowings under the Company's Existing Debt Facility and will continue to be mortgaged to secure borrowings under the Credit Facility. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Liquidity and Capital Resources," and "Description of Certain Indebtedness."

OPERATIONAL HAZARDS AND INSURANCE

    The Company's operations are subject to the hazards and risks inherent in drilling and production and transportation of oil and gas, including fires, natural disasters, explosions, encountering formations with abnormal pressures, blowouts, cratering, pipeline ruptures, and spills, any of which can result in loss of hydrocarbons, environmental pollution, personal injury or loss of life, severe damage to and destruction of properties of the Company and others, and suspension of operations. See "Risk Factors -- Drilling Risks" and "Risk Factors
- -- Operating Hazards and Uninsured Risks."

    The Company maintains insurance of various types to cover its operations. The limits provided under its liability policies total $6 million. In addition, the Company maintains operator's extra expense coverage which provides for care, custody and control of all material wells drilled by the Company as operator. The Company believes that its insurance is adequate and customary for companies of a similar size engaged in operations similar to those of the Company, but losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The Company's general policy is to only engage drilling contractors who provide substantial insurance coverage and name the Company as an additional named insured. The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on the Company's financial condition and results of operations. Moreover, no assurances can be given that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable.

                                   MANAGEMENT

    The executive officers and directors of the Company following completion of the Corporate Reorganization are listed below, together with a description of their experience and certain other information (ages provided are as of June 30, 1996). Each of the directors serve for a one year term. Executive officers are appointed by the Board of Directors.

NAME                            AGE       EMPLOYED SINCE                         POSITION WITH COMPANY
- --------------------------      ---      -----------------  ---------------------------------------------------------------
Cadell S. Liedtke                   41            1988      Chairman of the Board, Chief Executive Officer and Director
Michael J. Grella                   47            1988      President, Chief Operating Officer and Director
Henry G. Musselman                  42            1992      Executive Vice President and Director
Jerry J. Langdon                    43             n/a      Director
W.D. Kennedy                        76             n/a      Director
Bobby W. Page                       53            1996      Senior Vice President, Treasurer and Chief Financial Officer
Clifford N. Hair, Jr.               49            1992      Vice President -- Land and Secretary
Roger J. Wetz                       47            1992      Vice President -- Exploration (Geology)
Roger A. Freidline                  46            1993      Vice President -- Exploration (Geophysics)
Brian K. Miller                     36            1992      Vice President -- Reservoir Engineering
Sal J. Pagano                       45            1995      Vice President -- Engineering and Operations
Keith Atwood                        42            1992      Vice President -- Field Operations
Celia A. Zinn                       48            1996      Controller

    Cadell S. Liedtke entered the oil and gas business in Midland, Texas in 1977 as an independent landman generating oil and gas prospects in the Permian Basin. He founded the Company's predecessor with Michael J. Grella in 1988 and has served as managing partner and/or chief executive officer since that time. Mr. Liedtke has served on the Board of Directors of Texas Commerce Bank-Permian Basin and has been appointed by Texas Governor George W. Bush to the Oil and Gas Compact Commission. Mr. Liedtke is a member of the All-American Wildcatters Association, the Permian Basin Petroleum Association, the Permian Basin Landman's Association and the Independent Producer's Association of America. Mr. Liedtke graduated from the University of Texas at Austin in 1977 with a B.A. degree in economics.

    Michael J. Grella has served as Chief Operating Officer of the Company and its predecessor entities since their formation in 1988. He owned and operated an independent oil and gas company and has invested in the oil and gas business since 1982. Mr. Grella is a member of the Permian Basin Petroleum Association and the Independent Producer's Association of America. Mr. Grella has a B.S. degree in computer science from the University of California.

    Henry G. Musselman began his oil and gas career in 1975 with Musselman Petroleum and Land Company where he served as Vice President and a Director until forming Musselman, Owen & King in 1982. For the 10 years until merging his company into Costilla's predecessor in 1992, Mr. Musselman developed and acquired oil and gas properties throughout the Permian Basin. Mr. Musselman is a member and prior director of the Independent Producer's Association of America. Mr. Musselman graduated from the University of Texas at Austin in 1975 with a B.B.A. degree.

    Jerry J. Langdon has previously held positions with WP Corporation, Houston Pipeline Company, Texas Oil & Gas Corporation and W. Wilson Corporation. In 1980, Mr. Langdon formed Texas IntraMark Gas Company, Inc., an intrastate gas gathering company engaging in the business of constructing and operating natural gas gathering, treating and processing facilities. In 1984, Mr. Langdon formed Langdon & Associates, a natural gas consulting group advising petroleum resource-oriented companies, financial institutions and law firms on a variety of technical, commercial and regulatory issues. Mr. Langdon served as a member of the FERC from 1988 to June 1993. Since leaving the FERC, Mr. Langdon formed Republic Gas Corp. to acquire, construct and operate intrastate natural gas pipeline, gathering, processing, treating and marketing facilities. Mr. Langdon is the President of both Republic and the Midla Companies. Mr. Langdon is a 1975 graduate of the University of Texas at Austin with a B.S. degree.

    W. D. Kennedy has been continually involved in the oil and gas business since 1948. From 1953 until 1980, Mr. Kennedy was an executive officer and director of C&K Petroleum, Inc., and its predecessor. C&K Petroleum, Inc. was a publicly held corporation from 1971 until 1980, when the company was sold for in excess of $200 million. Mr. Kennedy remains an active investor in the oil and gas business. Mr. Kennedy is a graduate of the University of Texas, and a member of the All-American Wildcatters Association, a past president of the Permian Basin Petroleum Association, a former director of the Texas Mid-Continent Oil and Gas Association, and an advisory director of Norwest Bank Texas, Midland.

    Bobby W. Page began his oil and gas career with MGF Oil Corporation in 1967, where he remained until 1988, ultimately serving as Executive Vice President, Chief Financial Officer and a member of the Board of Directors. Following two years as a self-employed financial consultant, Mr. Page joined Alta Energy Corporation in 1990 as Executive Vice President, Treasurer and Chief Financial Officer. From July 1993 until joining the Company, Mr. Page served as Vice President, Chief Financial Officer and Secretary of Marcum Natural Gas Services, Inc. Mr. Page graduated from the University of Oklahoma with a B.B.A. degree in accounting in 1965.

    Clifford N. Hair, Jr. has served in district and division landman roles, as well as a corporate officer with Texas Gas Exploration Corporation, Samedan Oil Corporation, Henry Petroleum Corporation and Donald C. Slawson Oil Producer. For the two year period prior to joining the Company in 1992, Mr. Hair was an independent landman involved in drilling projects in Texas and Oklahoma. Mr. Hair is a Certified Petroleum Landman and a member of the American Association of Petroleum Landmen and the Petroleum Basin Landman's Association. Mr. Hair graduated with honors from the University of Houston in 1971 with a B.B.A. degree in accounting.

    Roger J. Wetz began his oil and gas career with IMCO Services, a division of Halliburton, Inc. in 1974. He held a variety of geological positions with Gulf Energy & Minerals Company, TXO Production Corporation and Terra Resources, Inc. from 1976 to 1989. From 1989 until joining the Company in 1992, Mr. Wetz was an independent geologist generating prospects in the Permian Basin. Mr. Wetz graduated from St. Mary's University in 1973 with a B.S. degree in geology.

    Roger A. Freidline began his industry career with Union Oil Company of California. From 1976 until 1985, Mr. Freidline served in various geophysical capacities with Forest Oil Corporation, Gifford, Mitchell and Wisenbaker and Heritage Resources, Inc. Mr. Freidline was an independent geophysicist from 1985 until joining the Company, except for a period of employment as district geologist for Hondo Oil & Gas Company prior to its sale. Mr. Freidline is a Certified Petroleum Geologist, and a member of the Society of Exploration
Geophysicists, the Permian Basin Geophysical Society and the West Texas Geological Society. He has co-authored papers which have appeared in Geology and The Bulletin of the Seismological Society of America. Mr. Freidline received a B.S. degree with highest honors from the New Mexico Institute of Mining and Technology in 1972 and a Masters of Science degree in geophysics from the University of Utah in 1974.

    Brian K. Miller entered the oil and gas business as an operations engineer for ARCO Oil and Gas Company. From 1984 to 1987, he was a reservoir engineer with First City National Bank of Midland, Texas, and from 1987 to 1989, Mr. Miller was an independent consulting engineer. Prior to joining the Company in 1992, Mr. Miller served as an oil and gas analyst under appointment to the Federal Deposit Insurance Corporation. Mr. Miller is a member of the Society of Petroleum Engineers. Mr. Miller received a B.S. degree with highest honors in petroleum engineering from the University of Texas at Austin in 1982 and a Master of Business Administration degree with honors in finance in 1984.

    Sal J. Pagano began his oil and gas career with Amoco Production Company where he was employed until 1978. From 1978 through 1989, Mr. Pagano was employed by several independent oil and gas companies in Midland, Texas in a variety of petroleum engineering capacities. Prior to joining the Company in 1995,

Mr. Pagano was employed by Midland Resources Company from 1989 as a vice president. Mr. Pagano is a registered petroleum engineer and a member of the Society of Petroleum Engineers. Mr. Pagano graduated in 1973 from the University of Missouri at Rolla with a B.S. degree in petroleum engineering.

    Keith Atwood began his oil and gas career with Otis Engineering Corp. in 1974. Mr. Atwood worked as an independent consultant from 1979 to 1983 when he joined Musselman, Owen & King Operating Co. to manage field operations. He served in that capacity until joining the Company in 1992. Mr. Atwood attended Southwest Texas State University and the University of Texas.

    Celia A. Zinn joined the Company in 1996. From 1992 to 1996, she practiced public accounting in Midland. Ms. Zinn has 18 years experience in the oil and gas industry, including 12 years as Controller for Clayton W. Williams, Jr., Inc. from 1981 to 1992. Ms. Zinn is a certified public accountant. Ms. Zinn graduated from the University of Texas-Arlington in 1978 with a B.A. in mathematics.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

    The following table sets forth the names and addresses of each of the Company's stockholders who beneficially own more than five percent of the Company's Common Stock, the number of shares beneficially owned by such shareholders and the percentage of the Common Stock so owned at June 30, 1996, assuming in each case the Corporate Reorganization had been consummated at June 30, 1996.

                                       AMOUNT AND NATURE OF
                                       BENEFICIAL OWNERSHIP    PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER           (1)                CLASS
- ------------------------------------  ----------------------  -------------
Cadell S. Liedtke ..................          2,656,796              26.6%
400 W. Illinois
Midland, Texas 79701
Michael J. Grella ..................          1,558,161              15.6%
400 W. Illinois
Midland, Texas 79705
NationsBanc Capital Corp. ..........          1,080,008              10.8%
100 North Tryon Street
Charlotte, North Carolina 28255
Henry G. Musselman .................            705,035               7.0%
400 W. Illinois
Midland, Texas 79701

- ------------------------
(1) Unless otherwise indicated, all persons own the listed shares of record.

    The table appearing below sets forth information as of June 30, 1996 (assuming the Corporate Reorganization had been consummated on such date) with respect to the shares of Common Stock beneficially owned by each of the Company's Directors, the Chief Executive Officer and the three other most highly compensated executive officers for 1996 (whose annualized compensation for such year based on compensation levels following the Offering is expected to exceed $100,000) and all Directors and executive officers as a group, and the percent of the outstanding Common Stock owned by each.

DIRECTORS AND NAMED                    AMOUNT AND NATURE OF    PERCENT OF
EXECUTIVE OFFICER                      BENEFICIAL OWNERSHIP     CLASS (1)
- ------------------------------------  ----------------------  -------------
Cadell S. Liedtke...................          2,656,796              26.6%
Michael J. Grella...................          1,558,161              15.6%
Henry G. Musselman..................            705,035               7.0%
Bobby W. Page.......................             75,000(2)            0.7%
All Officers and Directors as a
group (13 persons)..................          4,994,992(2)           49.6%

- ------------------------
(1) For the sole purpose of calculating these percentages, the shares, which the named person has the right to acquire within 60 days, by exercise of the options described in these footnotes, are deemed outstanding shares with respect to that person's percentage ownership and with respect to the percentage ownership of all Officers and Directors as a group.

(2) Includes 75,000 shares issuable pursuant to options under the Company's 1996 Stock Option Plan which options will be immediately exercisable upon closing of the Offerings at a price equal to the initial public offering price of the Common Stock.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

SUMMARY COMPENSATION TABLE

    The following table sets forth information for the Company's Chief Executive Officer and the three other most highly compensated executive officers whose annual compensation for the fiscal year ending December 31, 1996 is expected to exceed $100,000. Information is presented for 1995, and for 1996 on an annualized basis based on salaries to be effective following consummation of the Offerings. Information for 1994 and prior years is not comparable since the Company's predecessor was a general partnership in which the partners received periodic partnership distributions in lieu of salary.

                                                                                        LONG-TERM
                                                                                      COMPENSATION
                                                                                         AWARDS
                                                                                      -------------
                                                  ANNUAL COMPENSATION                  SECURITIES
                                   -------------------------------------------------   UNDERLYING
                                                                      OTHER ANNUAL      OPTIONS/        ALL OTHER
NAME AND PRINCIPAL POSITION          YEAR     SALARY($)  BONUS($)   COMPENSATION($)    SARS(#)(2)    COMPENSATION($)
- ---------------------------------  ---------  ---------  ---------  ----------------  -------------  ----------------
Cadell S. Liedtke
  Chairman of the Board and Chief       1995    185,700         --             --              --               --
   Executive Officer                    1996    300,000         --             --              --               --
Michael J. Grella
  President and Chief Operating         1995    261,750         --             --              --               --
   Officer                              1996    300,000         --             --              --               --
Henry G. Musselman
                                        1995    139,800         --             --              --               --
  Executive Vice President              1996    215,000         --             --              --               --
Bobby W. Page
  Senior Vice President,
   Treasurer and Chief Financial        1995(1)        --        --            --              --               --
   Officer                              1996    150,000         --             --          75,000               --

- ------------------------
(1) Mr. Page joined the Company in June 1996.

(2) The amount shown represents the number of shares subject to a stock option to be granted upon the closing of the Offerings pursuant to the Company's 1996 Stock Option Plan described under "-- Benefit Plans -- 1996 Stock Option Plan." The option will be granted with an exercise price per share equal to the initial public offering price of the Common Stock will be granted for a 10-year term.

DIRECTORS' COMPENSATION

    Compensation for non-employee directors (Messrs. Langdon and Kennedy) will consist of an annual retainer fee of $10,000, plus a $1,000 fee for each Board meeting attended and a $1,000 fee for attending a committee meeting held on a day other than the same day of a Board meeting. In addition, outside Directors are participants in the Company's Outside Directors Stock Option Plan described under "-- Benefit Plans -- Outside Directors Stock Option Plan." Employee Directors do not receive compensation for serving on the Board or the Board's committees.

EMPLOYMENT AGREEMENTS

    Messrs. Liedtke, Grella and Musselman have entered into employment agreements (the "Founders Employment Agreements") with the Company which will become effective upon the closing of the Offerings and replace certain existing agreements. The Founders Employment Agreements are each for three years, commencing on the closing of the Offerings and each will automatically renew for successive one-year periods thereafter unless the employee is notified to the contrary thereafter. The Founders Employment Agreements provide for salary levels for Messrs. Liedtke, Grella and Musselman of $300,000, $300,000 and $215,000, respectively.

    Each of Messrs. Liedtke, Grella and Musselman would receive his salary for the remaining term of the applicable Founders Employment Agreement if the Company were to terminate such person's employment other than for cause. However, if such person were to voluntarily leave his employment with the Company, no further payments would be required. Each Founders Employment Agreement provides that the covered employee will not compete with the Company for a one year period following his voluntary cessation of employment or termination of employment for cause. Competitive activities are defined as engaging in the oil and gas business in any area in which the Company is then active.

    Bobby W. Page has entered into an employment agreement (the "Page Employment Agreement") with the Company effective June 30, 1996. The Page Employment
Agreement is for a period of three years from June 30, 1996 and will automatically renew for successive one-year periods thereafter unless Mr. Page is notified to the contrary by the Company. The Page Employment Agreement provides a $25,000 bonus (which includes Mr. Page's cost of relocation), plus a base salary of $150,000 until January 1, 1997; $175,000 until January 1, 1998; and $185,000 thereafter. In addition, Mr. Page will receive options to purchase 75,000 shares of Common Stock, certain insurance benefits and other benefits generally available to the Company's employees. Mr. Page would receive his salary for the remaining term of the Page Employment Agreement if the Company were to terminate the Page Employment Agreement other than for cause. However, if Mr. Page were to voluntarily leave his employment with the Company, no further payments would be required.

BENEFIT PLANS

    OUTSIDE DIRECTORS STOCK OPTION PLAN. The Outside Directors Stock Option Plan provides for the issuance of stock options to the outside directors of the
Company. A total  of          shares  of Common  Stock has  been authorized  and
reserved for issuance under the plan, subject to adjustments to reflect changes in the Company's capitalization resulting from stock splits, stock dividends and similar events. Only outside directors are eligible to participate in the plan. Outside directors are those directors of the Company who are not executive officers or regular salaried employees of the Company as of the date an option
is  granted. Under the plan, an option for        shares of Common Stock will be
granted to each person who qualifies as an outside director as of the effective date of the plan and each year thereafter that such person is elected as a director of the Company. The exercise price of each option granted under the plan will be the fair market value (as reported on the Nasdaq National Market) of the Common Stock at the time the option is granted, and may be paid either in cash or shares of Common Stock. Each option will be exercisable immediately, and will expire ten years from the date of grant. An option granted under the plan is not transferrable other than by will or the laws of descent and distribution. In the event a participant in the plan ceases to be an outside director, other than by reason of death or change of control of the Company, such participant may exercise an outstanding option under the plan within ninety days after such termination, to the extent the participant was entitled to exercise the option on the date of termination. In the event of the death of a participant under the plan, such participant's option(s) may be exercised by the executors or administrators of the optionee's estate or by the legatees of such participant within one year after his death, so long as the term of the option has not expired. The Company does not receive any consideration upon the grant of options under the plan. The options granted under the plan are intended to be non-qualifying options for federal income tax purposes. Because options under the plan are not generally transferrable, do not appear to be subject to a substantial risk of forfeiture and the exercise price will be the fair market value of the common stock on the date of grant, the options should not be taxable to an optionee until the optionee exercises the option, at which time the optionee would recognize income on the difference between the exercise price and the fair market value of the shares on the date of exercise. The grant of options under the plan should be treated as compensation paid by the Company for purposes of the Company's federal income tax considerations. The Board of Directors may amend the plan without the approval of the stockholders of the Company in any respect other than the following, which require stockholder approval: material increases in the number of shares which may be awarded under the plan, material increases in the benefits accruing to participants under the plan, material modifications of the requirements for eligibility for participation in the plan, or any other amendment which requires stockholder approval by law. The Company currently has five directors, two of whom are eligible to participate in the plan.

    1996 STOCK OPTION PLAN. The 1996 Employee Stock Option Plan provides for the grant of qualified stock options to the employees of the Company and its subsidiaries, including officers and directors who are salaried employees. A
total  of         shares  of Common Stock  has been authorized  and reserved for issuance under the plan, subject to adjustment to reflect changes in the Company's capitalization resulting from stock splits, stock dividends and similar events. The plan is administered by the Employee Plan Committee, which consists of not less than two and not more than four directors who are not eligible to participate in the plan. The Committee has the sole authority to interpret the plan, to determine the persons to whom options will be granted, to determine the basis upon which the options will be granted, and to determine the exercise price, duration and other terms of the options to be granted under the plan; provided that (a) the exercise price of each option granted under the plan may not be less than the fair market value of the Common Stock on the date the option is granted (110% of fair market value if the employee is the beneficial owner of 10% or more of the Company's voting securities), (b) the exercise price must be paid in cash or by surrendering previously owned shares of Common Stock upon the exercise of the option, (c) the term of the option may not exceed ten years, and (d) no option is transferrable other than by will or the laws of descent and distribution. Upon termination of an optionee's employment (other than by death or disability), the option may be exercised prior to the expiration date of the option or within three months after the date of such termination, whichever is earlier, but only to the extent the optionee had the right to exercise the option upon the date of such termination. In the event of the death or disability of an optionee, the option may be exercised by such person, his guardian, legatee or personal representative at any time prior to the expiration date of the option, but only to the extent the optionee had the right to exercise the option as of the date of his death or disability. Options may not be granted under the plan to any individual if the effect of such grant would permit that person to have the first opportunity to exercise such options, in any calendar year, for the purchase of shares having a fair market value (at the time of grant of the option) in excess of $100,000. Neither the Company nor any of its subsidiaries will receive any consideration for the granting of options under the plan. Options granted under the plan are intended to have the federal income tax consequences of a qualified stock option. As a result, the exercise of the option will not be a taxable event; the taxable event occurs at the time the shares of Common Stock acquired upon exercise of the option are sold. If the optionee holds such shares for the later of two years from the date the option was granted or one year from the date of exercise of the option, the difference between the price paid for the shares at exercise and the price for which those shares are sold will be treated as capital gains income. If the optionee does not hold the shares for the required holding period, the income would be treated as ordinary income rather than capital gains income. The grant of options under the plan will be treated as compensation by the Company for federal income tax purposes. The Board of Directors may amend the plan, without stockholder approval, in any respect other than the following, which will require stockholder approval: increasing the total number of shares for which options may be granted under the plan, changing the minimum exercise price, affecting outstanding options or the unexercised rights thereunder, extending the option period, or extending the termination date of the plan. There are currently approximately 100 persons who are eligible to participate under the plan.

                              CERTAIN TRANSACTIONS

    A&P Meter Sales and Services, Inc. ("A&P"), a corporation in which Messrs. Liedtke, Grella and Musselman owns 60.0% of the outstanding common stock, supplies meter reading services which measure gas production to the Company, as well as to unaffiliated oil and gas companies. A&P is also engaged in the sale of gas meter and regulating equipment, and in certain other oil field related businesses. For the fiscal year ended December 31, 1995, the Company accounted for approximately 27% of A&P's gross revenues. From time to time, the Company has advanced funds to A&P for working capital needs. These advances have been consolidated into two promissory notes. One note was executed December 31, 1994 in the original principal amount of $370,000. The note bears interest at a floating rate equal to the "prime rate" plus 1.0%. No principal or interest payments are due until the maturity of the note at December 31, 2004. The note is secured by a second lien on A&P's accounts receivable, inventory and equipment. The second note is in the original principal amount of $247,000 and is dated May 22, 1996. The note bears interest at 6.0% per annum, is unsecured and is payable upon demand. During the fiscal year ended December 31, 1995, A&P received

$612,139 from the Company for meter reading, meter repair, calibration, flow line installation and other related services provided to the Company. The Company believes that the services and charges therefor are comparable to those the Company could have obtained from unaffiliated third parties.

    During 1994 and 1995, the Company paid $2,458 and $440,884, respectively, to Valley for gas compression and salt water disposal charges. During 1995, Valley paid the Company $109,399 for operating costs of its salt water disposal wells and gas compressors. Also during 1995, the Company paid CSL $592,920 for management fees and lease payments on equipment.

    During a portion of 1995, the Company leased office space from 511 Tex., L.C., in which Messrs. Liedtke, Grella and Musselman are the sole members. The amount of rental payments to 511 Tex, L.C. during 1995 was $67,896. The Company no longer leases office space from any affiliated party.

    The Company has agreed that, upon the request of NBCC, on up to two occasions, the Company will register under the Securities Act of 1933, as amended (the "Securities Act"), and applicable state securities laws the sale of the Common Stock owned by NBCC. The Company's obligation is subject to certain limitations regarding the timing of registrations and certain other matters. The Company is also obligated to offer to NBCC and Messrs. Liedtke, Grella and Musselman (collectively, the "Affiliated Holders") the opportunity to include shares of the Common Stock owned by them in certain registration statements filed by the Company. In addition, the Company has agreed to indemnify the Affiliated Holders and their respective officers and directors against securities law liabilities arising in connection with such offerings, other than liabilities arising as a result of information furnished to the Company by the Affiliated Holders participating in the registration. The Company is obligated to pay all expenses incident to such registration, except underwriters' discounts and commissions allocable to the sale of shares by Affiliated Holders and any professional fees and expenses incurred by the Affiliated Holders incident to such registration. The Affiliated Holders have agreed that they will not sell any shares of Common Stock for a period of 180 days after the Offerings without the consent of Prudential Securities Incorporated.

    Certain of the transactions comprising the Corporate Reorganization represent transactions between the Company, or its predecessors, and its affiliates. Messrs. Liedtke, Grella and Musselman, the shareholders of Valley and CSL will sell the stock of Valley and the assets of CSL to the Company for $0.7 million. The purchase price is based on negotiations between Messrs. Liedtke, Grella and Musselman, on the one hand, and NBCC, considering the value to the Company of the stock and assets being acquired. No third party conducted an appraisal of either Valley or CSL.

    In addition, Messrs. Liedtke, Grella and Musselman will receive an aggregate distribution from the LLC of approximately $3.5 million which is estimated to be the federal income tax liability (as well as the federal income tax liability on such distribution) which will be owed by Messrs. Liedtke, Grella and Musselman as a result of the Corporate Reorganization. However, the precise amount of such liability will be dependent upon a number of factors which cannot be determined with certainty until subsequent to December 31, 1996. While the amount to be distributed has been determined in good faith by the Company's independent accountants, there can be no assurance that the actual tax liability of any of Messrs. Liedtke, Grella or Musselman will not be less or greater than the distributed amounts. If the distributed amounts exceed the ultimate tax liabilities, none of such persons will reimburse the Company. Correspondingly, if the tax liability exceeds the amount of such distributions, the Company will not make any further distributions to cover such short-fall. NBCC is also receiving a distribution of $800,000 which represents its post-redemption ownership percentage of the distribution made to Messrs. Liedtke, Grella and Musselman. However, NBCC has no tax or other liability with respect to such distribution.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

EXISTING DEBT FACILITY

    In June 1996, the Company entered into a credit agreement (the "Existing Debt Facility") provided by NationsBridge, L.L.C. and NationsBank, N.A. and consisting of a $95.0 million revolving credit loan (the

"Existing Revolver") and a $30.0 million term loan (the "Existing Term Loan"). The Existing Debt Facility provided funds to consummate the 1996 Acquisition and to refinance the Company's prior senior bank facility. Prudential Securities Group Inc. ("PGI") has purchased an interest in the Existing Debt Facility.

    The Existing Revolver and the Existing Term Loan each matures June 10, 1999. No periodic principal reductions are required with respect to the Existing Term Loan; however, quarterly principal reductions in the amount of $3.0 million are required with respect to the Existing Revolver, commencing January 1, 1997. In addition, the Existing Debt Facility requires that the net proceeds from the Notes Offering be applied to reduce the amounts outstanding under the Existing Revolver and the Existing Term Loan, and 100% of the net proceeds from the Common Stock Offering are required to be utilized to reduce the amounts outstanding under the Existing Term Loan and Existing Revolver.

    Interest accrues on the Existing Term Loan initially at 14.0% per annum, increasing by 0.5% at per annum the end of each successive three month period (commencing September 10, 1996) up to a maximum of 16.5% per annum. Interest may be paid in cash or "in kind" by delivery of additional notes having the same terms as the notes issued pursuant to the Existing Term Loan. Interest under the Existing Revolver accrues, at the option of the Company, at a margin in excess of either NationsBank, N.A. "LIBOR" rate, up to a maximum of 5.0% per annum, or NationsBank, N.A. fluctuating "prime rate" up to a maximum of 2.75% per annum.

    The Existing Debt Facility is secured by a pledge of substantially all of the Company's assets, a guaranty by the Company's subsidiaries and limited guaranties by Messrs. Liedtke, Grella and Musselman proportionate to their membership interests in the LLC.

CREDIT FACILITY

    The Company is negotiating with several banks to provide the Credit Facility which will be consummated concurrently with the Offerings. The Company anticipates that the Credit Facility will provide a revolving facility based on the borrowing base of its oil and gas assets. Based on its negotiations to date, the Company anticipates having approximately $50.0 million available pursuant to the Credit Facility, none of which is expected to be outstanding at its inception. The Credit Facility is expected to be secured by a pledge of substantially all of the Company's assets. Messrs. Liedtke, Grella and Musselman will not guaranty indebtedness due under the Credit Facility.

THE NOTES

    The Company is concurrently offering $100 million in aggregate principal amount of the Notes by means of a separate prospectus. The closing of the Common Stock Offering and the Notes Offering are conditioned upon each other.

    The Notes will be general unsecured obligations of the Company, will be subordinated in right of payment to all existing and future senior indebtedness of the Company and will be senior in right of payment to or pari passu with all other subordinated indebtedness of the Company. The Notes are guaranteed by certain of the Company's subsidiaries. The Notes will bear interest payable semi-annually at a rate to be determined at the pricing of the Notes Offering and will mature in 2006.

    The  Notes will not be redeemable  until               2001. Thereafter, the
Notes will be redeemable at any time at the option of the Company in whole or in part at the redemption prices set forth in the Indenture. There will be no mandatory sinking fund for the Notes. Upon the occurrence of a change of control, the Company will be required to make an offer to purchase all the Notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase.

    The Indenture will contain certain covenants that, among other things, limit the ability of the Company and certain of its subsidiaries to pay dividends or make certain other restricted payments, issue preferred stock, incur additional indebtedness, enter into transactions with affiliates, incur liens, engage in certain sale and leaseback arrangements, make certain asset dispositions and merge or consolidate with, or transfer substantially all of its assets to, any other person. The Indenture will also contain certain covenants that limit the ability of certain of the Company's subsidiaries to restrict their ability to make payments to the Company. The Indenture will contain customary events of default.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $0.10 per share ("Common Stock") and 3,000,000 shares of Preferred Stock, par value $0.10 per share ("Preferred Stock"). Upon the completion of the Offerings and the Corporate Reorganization, the issued and outstanding capital stock of the Company will consist of 10,000,000 shares of Common Stock (or 10,600,000 shares if the Underwriters' over-allotment option is exercised in full).

    The following description of certain matters relating to the capital stock of the Company is summary in nature and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

    Except as otherwise required by law, the holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the payment of preferential dividends with respect to any Preferred Stock that from time to time may be outstanding. In the event of the dissolution, liquidation or winding-up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities of the Company and subject to the prior distribution rights of the holders of any Preferred Stock that may be outstanding at that time. The holders of Common Stock do not have cumulative voting rights or preemptive rights. All shares of Common Stock outstanding and to be outstanding after the Common Stock Offering will be fully paid and nonassessable.

PREFERRED STOCK

    The Board of Directors has the authority to issue 3,000,000 shares of Preferred Stock, in one or more series, and to fix the rights, preferences, qualifications, privileges, limitations or restrictions of each such series without any further vote or action by the stockholders, including the dividend rights, dividend rate, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or the designations of such series. No shares of Preferred Stock have ever been issued, and the Company has no present plans to issue any Preferred Stock. The Indenture governing the Notes limits the issuance of Preferred Stock in some instances.

    While providing desirable flexibility in connection with possible acquisitions and other corporate purposes, and eliminating delays associated with a stockholder vote on specific issuances, the issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of the Company.

REGISTRATION RIGHTS

    The Company has agreed that, upon the request of NBCC, on up to two occasions, the Company will register under the Securities Act and applicable state securities laws the sale of the Common Stock owned by NBCC. The Company's obligation is subject to certain limitations regarding the timing of registrations and certain other matters. The Company is also obligated to offer to NBCC and Messrs. Liedtke, Grella and Musselman (collectively, the "Affiliated Holders") the opportunity to include shares of the Common Stock owned by them in certain registration statements filed by the Company. In addition, the Company has agreed to indemnify the Affiliated Holders and their respective officers and directors against securities law liabilities arising in connection with such offerings, other than liabilities arising as a result of information furnished by the Company by the Affiliated Holders participating in the registration. The Company is obligated to pay all expenses incident to such registration, except underwriting discounts and commissions allocable to the sale of shares by Affiliated Holders and any professional fees and expenses incurred by the Affiliated Holders incident to such registration.

ANTI-TAKEOVER PROVISIONS

    The Certificate of Incorporation and Bylaws of the Company and the Delaware General Corporation Law (the "DGCL") include a number of provisions which may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include a classified board of directors, authorized blank check preferred stock, restrictions on business combinations and the availability of authorized but unissued Common Stock.

    CLASSIFIED BOARD OF DIRECTORS. The Company's Certificate of Incorporation and Bylaws contain provisions for a board of directors divided into classes with only one class standing for election each year. Directors can only be removed for cause. A staggered board makes it more difficult for stockholders to change the majority of the directors and instead promotes a continuity of existing management.

    BLANK CHECK PREFERRED STOCK. The Certificate of Incorporation authorizes blank check Preferred Stock. See "-- Preferred Stock." The Board of Directors can set the voting rights, redemption rights, conversion rights and other rights relating to such Preferred Stock and could issue such stock in either a private or public transaction. In some circumstances, the blank check Preferred Stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt which the Board of Directors opposes.

DELAWARE TAKEOVER STATUTE

    The Company is subject to Section 203 of the DGCL. In general, Section 203 prevents an "interested stockholder" from engaging in a "business combination" with a Delaware corporation for three years following the date such person became an interested stockholder, unless (i) prior to the date such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and stock held by certain employee stock plans; or (iii) on or subsequent to the date of the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of the stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

    Section 203 defines a "business combination" to include (i) any merger or consolidation involving the corporation and an interested stockholder; (ii) any sale, transfer, pledge or other disposition involving an interested stockholder of 10% or more of the assets of the corporation; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested stockholder; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder or (v) the receipt by an interested stockholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation. For purposes of Section 203, the term "corporation" also includes the Company's majority-owned subsidiaries. In addition, Section 203 defines an "interested stockholder" as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

STOCKHOLDER ACTION

    With respect to any act or action required of or by the holders of the Common Stock, the affirmative vote of a majority of the shares of Common Stock present in person or represented by proxy at a meeting and entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or actions, except as otherwise provided by law or in the Certificate of Incorporation. The DGCL requires the approval of the holders of a majority of the outstanding stock entitled to vote for certain extraordinary corporate transactions, such as a merger, sale of substantially all assets, dissolution or amendment of the Certificate of Incorporation.

    Pursuant to Delaware law, stockholders may take actions without the holding of a meeting by written consent or consents signed by the holders of a sufficient number of shares to approve the transaction had all of the outstanding shares of the capital stock of the Company entitled to vote thereon been present at a meeting. The Affiliated Holders will own 49.2% of the outstanding Common Stock after the Offering. See "Security Ownership of Certain Beneficial Owners and Management." Pursuant to the rules and regulations of the Commission, if stockholder action is taken by written consent, the Company will be required to send each stockholder entitled to vote on the matter acted on, but whose consent was not received, an information statement containing information substantially similar to that which would have been contained in a proxy statement.

TRANSFER AGENT AND REGISTRAR

    The  transfer   agent  and   registrar  for   the  Common   Stock  will   be
                            .

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of the Common Stock Offering, the Company will have a total of 10,000,000 shares of Common Stock outstanding. Of these shares, the 4,000,000 shares of Common Stock offered hereby (4,600,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or registration under the Securities Act by persons other than "affiliates" of the Company, as defined under the Securities Act. The remaining 6,000,000 shares of Common Stock outstanding will be "restricted securities" as that term is defined by Rule 144 as promulgated under the Securities Act.

    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least two years, including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the number of shares of Common Stock then outstanding (approximately 100,000 shares upon completion of the Common Stock Offering) or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements, and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

    Under Rule 144 (and subject to the conditions thereof, including the volume limitations described above), approximately 4,919,992 of the 6,000,000 restricted shares will become eligible for sale 90 days after the Common Stock Offering. All 6,000,000 of the restricted shares are subject to lockup restrictions. Pursuant to these restrictions the holders of these restricted shares, including certain of its executive officers and directors and NBCC, have agreed that they will not, subject to certain exceptions, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract to sell, pledge, grant of any options to purchase or sale or disposition) of any shares of Common Stock or other capital stock of the Company, or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, for a period of 180 days from the date of this Prospectus. After such 180-day period, this restriction will expire and shares permitted to be sold under Rule 144 would be eligible for sale. In addition, NBCC has demand registration rights to require the Company to file up to two registration statements under the Securities Act of the shares of Common Stock held by such holder and the other major stockholders have "piggyback" registration rights, which would permit such holders to resell such shares without complying with Rule 144. Registration and sale of such shares could have an adverse effect on the trading price of the Common Stock. The Company currently has only one stock option outstanding for 75,000 shares. See "Executive Compensation and Other Information."

    Prior to the Common Stock Offering, there has been no public market for the Common Stock and no predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional Common Stock will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

                                  UNDERWRITING

    The Underwriters  named  below  (the "Underwriters"),  for  whom  Prudential
Securities  Incorporated  and  Rauscher  Pierce  Refsnes,  Inc.  are  acting  as
Representatives, have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth below opposite their respective names:

                                                                                           NUMBER
            UNDERWRITER                                                                  OF SHARES
- ---------------------------------------------------------------------------------------  ----------
Prudential Securities Incorporated.....................................................
Rauscher Pierce Refsnes, Inc...........................................................

                                                                                         ----------
  Total................................................................................   4,000,000
                                                                                         ----------
                                                                                         ----------

    The Company is obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby if any are purchased.

    The Underwriters, through the Representatives, have advised the Company that they propose to offer the shares of Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow to selected dealers a concession of $ per share; and that such dealers may reallow a concession of $ per share to certain other dealers. After the initial public offering, the offering price and the concessions may be changed by the Representatives.

    The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 600,000 additional shares of Common Stock at the initial public offering price less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriters' name in the preceding table bears to 4,000,000.

    The Company, its executive officers and directors, and all of the Company's stockholders have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase, or otherwise sell or dispose of (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, for a period of 180 days after the date of this Prospectus.

    The Company has agreed to indemnify the several Underwriters or to contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

    The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    Prior to the Common Stock Offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined through negotiation between the Company and the Representatives of the Underwriters. Among the factors to be considered in making such determination will be the prevailing market conditions, the results of operations of the Company in recent periods relevant to its prospects and the prospects for its industry in general, the management of the Company and the market prices of securities for companies in businesses similar to that of the Company.

    PGI is a lender under the Existing Debt Facility. See "Description of Certain Indebtedness." The lenders under the Existing Debt Facility will receive customary fees and other compensation. PGI will receive its proportionate share of the repayment by the Company of borrowings under the Existing Debt Facility from the net proceeds of the Notes Offering. Prudential Securities Incorporated is also acting as an underwriter in the Company's concurrent Notes Offering for which it will receive customary underwriting discounts and commissions.

                                 LEGAL MATTERS

    Certain legal matters related to the Common Stock offered hereby are being passed upon for the Company by Cotton, Bledsoe, Tighe & Dawson, a Professional Corporation, Midland, Texas. Certain matters will be passed upon for the Underwriters by Baker & Botts, L.L.P., Houston, Texas.

                                    EXPERTS

    The consolidated financial statements of Costilla Energy, L.L.C. and subsidiaries as of December 31, 1995 and for the year then ended, the statements of revenues and direct operating expenses of the 1996 Acquisition for the years ended December 31, 1993, 1994 and 1995, and the statements of revenues and direct operating expenses of the 1995 Acquisition for the years ended December 31, 1993 and 1994, and the period ended June 12, 1995, have been included herein and in the registration statement in reliance upon the report of KPMG Peat
Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of Costilla Energy, L.L.C. and subsidiaries as of December 31, 1994, and for the years ended December 31, 1993 and 1994, have been included herein and in the registration statement in reliance upon the report of Elms, Faris & Co., P.C., independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    In September 1995, the Company changed its principal accountants from Elms, Faris & Co., P.C. to KPMG Peat Marwick LLP. The reports of Elms, Faris & Co., P.C. on the Company's financial statements for the year ended December 31, 1994 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified in any way as to uncertainty, audit scope or accounting principles. Moreover, there were no disagreements with Elms, Faris & Co., P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

    Certain information appearing in this Prospectus regarding estimated quantities of oil and gas reserves and the discounted present value of future pre-tax cash flows therefrom attributable to the Company's properties and to the properties included in the 1996 Acquisition is based upon estimates of such reserves and present values prepared by Williamson Petroleum Consultants, Inc. All of such information has been so included herein in reliance upon the authority of such firm as experts in such matters. Set forth as Appendix A is Williamson's Summary Reserve Report dated July 23, 1996 with respect to the oil and gas interests of the Company and with respect to properties acquired in the 1996 Acquisition.

                             AVAILABLE INFORMATION

    Upon completion of the Offerings, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, will file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site on the Internet at HTTP:\\WWW.SEC.GOV that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

    The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto, which may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission, and copies of which may be obtained from the Commission at prescribed rates. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement made herein shall be deemed qualified by such reference.

                                    GLOSSARY

    The terms defined in this section are used throughout this Prospectus.

    ALL-IN FINDING COSTS. The amount of total capital expenditures, including acquisition costs, and exploration and abandonment costs for oil and gas activities divided by the amount of proved reserves (expressed in BOE) added during the specified period (including the effect on proved reserves of reserve revisions).

    BBL.   One stock tank barrel, or  42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

    BCF.  One billion cubic feet.

    BOE. Equivalent barrels of oil. In reference to natural gas, natural gas equivalents are determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

    BTU. One British thermal unit. The quantity of heat required to raise the temperature of one pound of water one degree Fahrenheit.

    DEVELOPED ACREAGE. The number of acres which are allocated or assignable to producing wells or wells capable of production.

    DEVELOPMENT WELL. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

    DRY WELL. A well found to be incapable of producing either oil or gas in sufficient quantifies to justify completion of an oil or gas well.

    EBITDA.     Calculated  by  adding  interest,  income  taxes,  depreciation, depletion and amortization and exploration  and abandonment costs to net  income
(loss).

    EXPLORATORY  WELL.   A well  drilled to find  and produce  oil or  gas in an
unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

    GROSS ACRES OR GROSS WELLS. The total acres or wells, as the case may be, in which a working interest is owned.

    MBBL.  One thousand barrels of crude oil or other liquid hydrocarbons.

    MBOE.  One thousand barrels of oil equivalent.

    MMBOE.  One million barrels of oil equivalent.

    MMBBLS.  One million barrels of crude oil or other liquid hydrocarbons.

    MMBTU.  One million Btu's.

    MCF.  One thousand cubic feet.

    MMCF.  One million cubic feet.

    NET ACRES OR NET WELLS. The sum of the fractional working interests owned in gross acres or gross wells.

    PRESENT VALUE OF ESTIMATED FUTURE NET REVENUES OR PV-10 VALUE. The present value of estimated future net revenues is an estimate of future net revenues from a property at its acquisition date, at a specified date, after deducting production and ad valorem taxes, future capital costs and operating expenses, but before deducting federal income taxes. The future net revenues have been discounted at an annual rate of 10% to determine their "present value." The present value is shown to indicate the effect of time on the value of the revenue stream and should not construed as being the fair market value of the properties. Estimates have been made using constant oil and natural gas prices and operating costs at the specified date.

    PRODUCTIVE WELL. A well that is producing oil or gas that is capable of production.

    PROVED  DEVELOPED RESERVES.   Reserves that can be  expected to be recovered
through existing wells with existing equipment and operating methods.

    PROVED RESERVES. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

    PROVED  UNDEVELOPED RESERVES.   Reserves that  are expected  to be recovered
from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

    ROYALTY  INTEREST.   An interest  in an oil  and gas  property entitling the
owner to a share of oil and gas production free of costs of production.

    3-D SEISMIC. Advanced technology method of detecting accumulations of hydrocarbons identified by the collection and measurement of the intensity and timing of sound waves transmitted into the earth as they reflect back to the surface.

    UNDEVELOPED ACREAGE. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether such acreage contains proved reserves.

    WORKING INTEREST. The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

                         INDEX TO FINANCIAL STATEMENTS

Financial Statements of Costilla Energy, L.L.C.:
  Independent Auditors' Reports......................................................        F-2
  Consolidated Balance Sheets as of December 31, 1994 and 1995, and March 31, 1996
   (unaudited).......................................................................        F-4
  Consolidated Statements of Operations for the Years Ended December 31, 1993, 1994,
   and 1995, and the Three Months ended March 31, 1995 and 1996 (unaudited)..........        F-5
  Consolidated Statements of Members' Capital for the Years Ended December 31, 1993,
   1994, and 1995, and the Three Months ended March 31, 1996 (unaudited).............        F-6
  Consolidated Statements of Cash Flows for the Years Ended December 31, 1993, 1994,
   and 1995, and the Three Months ended March 31, 1995 and 1996 (unaudited)..........        F-7
  Notes to Consolidated Financial Statements.........................................        F-8

Financial Statements of the 1995 Acquisition:
  Independent Auditors' Report.......................................................       F-21
  Statements of Revenues and Direct Operating Expenses for the Years Ended December
   31, 1993 and 1994 and the period ended June 12, 1995..............................       F-22
  Notes to the Statements of Revenues and Direct Operating Expenses..................       F-23

Financial Statements of the 1996 Acquisition:
  Independent Auditors' Report.......................................................       F-26
  Statements of Revenues and Direct Operating Expenses for the Years Ended December
   31, 1993, 1994 and 1995, and the periods ended March 31, 1995 and 1996
   (unaudited).......................................................................       F-27
  Notes to the Statements of Revenues and Direct Operating Expenses..................       F-28

                          INDEPENDENT AUDITORS' REPORT

The Members
Costilla Energy, L.L.C. (a Texas limited liability company):

    We have audited the accompanying consolidated balance sheet of Costilla Energy, L.L.C. (a Texas limited liability company) and subsidiaries as of December 31, 1995, and the related consolidated statement of operations, members' capital, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Costilla Energy, L.L.C. and subsidiaries as of December 31, 1995, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                                           KPMG PEAT MARWICK LLP

Midland, Texas
April 16, 1996 (except  with respect to matters  discussed in the last paragraph of Note 7 and Note 12, as to which the date is May 28, 1996.)

                          INDEPENDENT AUDITORS' REPORT

The Members
Costilla Energy, L.L.C.:

    We have audited the accompanying consolidated balance sheet of Costilla Energy, L.L.C. (a Texas limited liability company) and subsidiaries (the combination of CSL Partners, Costilla Petroleum Corporation and Statewide Minerals, L.C.) as of December 31, 1994, and the related consolidated statements of operations, members' capital, and cash flows for the years ended December 31, 1993 and 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Costilla Energy, L.L.C. and subsidiaries as of December 31, 1994, and the results of their operations and their cash flows for the years ended December 31, 1993 and 1994, in conformity with generally accepted accounting principles.

                                          ELMS, FARIS & CO., P.C.

Midland, Texas
March 31, 1995

                            COSTILLA ENERGY, L.L.C.
                      (A TEXAS LIMITED LIABILITY COMPANY)
                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                                                              DECEMBER 31,
                                                                                            ----------------   MARCH 31,
                                                                                             1994     1995       1996
                                                                                            -------  -------  -----------
                                                                                                              (UNAUDITED)
Current assets:
  Cash and cash equivalents...............................................................  $   137  $ 2,616    $ 2,760
  Restricted cash.........................................................................       --      250        250
  Accounts receivable:
    Trade, net............................................................................    1,042    3,154      2,401
    Affiliates............................................................................       --      507        994
    Oil and gas sales.....................................................................    1,715    3,915      4,189
  Prepaid and other current assets........................................................      223      439        800
                                                                                            -------  -------  -----------
        Total current assets..............................................................    3,117   10,881     11,394
                                                                                            -------  -------  -----------
Property, plant and equipment, at cost:
  Oil and gas properties, using the successful efforts method of accounting:
    Proved properties.....................................................................   22,794   79,897     83,965
    Unproved properties...................................................................    2,060    2,903      3,580
  Accumulated depletion, depreciation and amortization....................................   (3,562)  (9,413)   (11,281)
                                                                                            -------  -------  -----------
                                                                                             21,292   73,387     76,264
                                                                                            -------  -------  -----------
Other property and equipment, net.........................................................       76      679      1,024
Deferred charges (Note 2).................................................................       29    1,736      1,658
Note receivable -- affiliate..............................................................      390      684        684
                                                                                            -------  -------  -----------
                                                                                            $24,904  $87,367    $91,024
                                                                                            -------  -------  -----------
                                                                                            -------  -------  -----------


                              LIABILITIES, REDEEMABLE MEMBERS' CAPITAL AND MEMBERS' CAPITAL
Current liabilities:
  Current maturities of long-term debt....................................................  $    22  $    --    $    --
  Trade accounts payable..................................................................    1,712    5,467      6,190
  Undistributed revenue...................................................................      110    1,227      1,026
  Other current liabilities...............................................................      192    1,691      2,074
                                                                                            -------  -------  -----------
        Total current liabilities.........................................................    2,036    8,385      9,290
                                                                                            -------  -------  -----------
Long-term debt, less current maturities (Note 7)..........................................   23,591   71,494     74,494
Deferred income (Note 2)..................................................................       24    3,319      3,097
Other noncurrent liabilities..............................................................       --       38         --
                                                                                            -------  -------  -----------
        Total liabilities.................................................................   25,651   83,236     86,881
                                                                                            -------  -------  -----------
Redeemable members' capital (Note 10).....................................................       --   11,320     11,678
                                                                                            -------  -------  -----------
Members' capital (Note 10)................................................................     (747)  (7,189)    (7,535)
Commitments and contingencies (Note 8)....................................................       --       --         --
                                                                                            -------  -------  -----------
                                                                                            $24,904  $87,367    $91,024
                                                                                            -------  -------  -----------
                                                                                            -------  -------  -----------

          See accompanying notes to consolidated financial statements.

                            COSTILLA ENERGY, L.L.C.
                      (A TEXAS LIMITED LIABILITY COMPANY)
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                                                   THREE MONTHS ENDED
                                                                    YEARS ENDED DECEMBER 31,           MARCH 31,
                                                                 -------------------------------  --------------------
                                                                   1993       1994       1995       1995       1996
                                                                 ---------  ---------  ---------  ---------  ---------
                                                                                                      (UNAUDITED)
Revenues:
  Oil and gas sales............................................  $   4,231  $   7,637  $  21,693  $   2,177  $   8,833
  Interest and other...........................................         56         87        123          3         88
  Gain on sale of assets.......................................        110        112         --         --         30
                                                                 ---------  ---------  ---------  ---------  ---------
                                                                     4,397      7,836     21,816      2,180      8,951
                                                                 ---------  ---------  ---------  ---------  ---------
Expenses:
  Oil and gas production.......................................      1,688      2,351     10,355        896      3,659
  General and administrative...................................        952      1,184      3,571        459      1,362
  Exploration and abandonments.................................        218        793      1,650      1,007        228
  Depreciation, depletion and amortization.....................        884      1,847      6,095        462      1,986
  Interest.....................................................        605      1,458      4,454        407      1,704
  Other........................................................         --         --          2         --         --
                                                                 ---------  ---------  ---------  ---------  ---------
                                                                     4,347      7,633     26,127      3,231      8,939
                                                                 ---------  ---------  ---------  ---------  ---------
    Net income (loss) before federal income taxes..............  $      50  $     203  $  (4,311) $  (1,051)        12
Provision for federal income taxes
  Current......................................................        (25)         8          3         --         --
  Deferred.....................................................          2         32         --         --         --
                                                                 ---------  ---------  ---------  ---------  ---------
    Net income (loss)..........................................  $      73  $     163  $  (4,314) $  (1,051) $      12
                                                                 ---------  ---------  ---------  ---------  ---------
                                                                 ---------  ---------  ---------  ---------  ---------

          See accompanying notes to consolidated financial statements.

                            COSTILLA ENERGY, L.L.C.
                      (A TEXAS LIMITED LIABILITY COMPANY)
                  CONSOLIDATED STATEMENTS OF MEMBERS' CAPITAL
                                 (IN THOUSANDS)

                                                                                                          MEMBERS'
                                                                                                           CAPITAL
                                                                                                         -----------
Balance at January 1, 1993.............................................................................   $     433
  Net income...........................................................................................          73
  Contributions........................................................................................           1
  Withdrawals..........................................................................................        (456)
                                                                                                         -----------
Balance at December 31, 1993...........................................................................          51
  Net income...........................................................................................         163
  Withdrawals..........................................................................................        (961)
                                                                                                         -----------
Balance at December 31, 1994...........................................................................        (747)
  Issuance costs (Note 10).............................................................................        (753)
  Net loss.............................................................................................      (4,314)
  Withdrawals..........................................................................................         (55)
  Preferred return on redeemable members' capital......................................................      (1,320)
                                                                                                         -----------
Balance at December 31, 1995...........................................................................      (7,189)
  Net income (unaudited)...............................................................................          12
  Preferred return on redeemable members' capital (unaudited)..........................................        (358)
                                                                                                         -----------
Balance at March 31, 1996 (unaudited)..................................................................   $  (7,535)
                                                                                                         -----------
                                                                                                         -----------

          See accompanying notes to consolidated financial statements.

                            COSTILLA ENERGY, L.L.C.
                      (A TEXAS LIMITED LIABILITY COMPANY)
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                                   THREE
                                                                                                                  MONTHS
                                                                                                                   ENDED
                                                                                  YEARS ENDED DECEMBER 31,       MARCH 31,
                                                                              ---------------------------------  ---------
                                                                                1993        1994        1995
                                                                              ---------  ----------  ----------    1995
                                                                                                                 ---------
                                                                                                                 (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).........................................................  $      73  $      163  $   (4,314) $  (1,051)
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
    Depreciation and amortization...........................................        884       1,847       5,958        462
    Amortization of deferred charges........................................         --          --         137         --
    Other noncash...........................................................        (21)         35         (75)       (67)
    Gain on sale of oil and gas properties..................................       (110)       (112)         --         --
    Change in operating assets and liabilities:
      Increase in accounts receivable.......................................       (837)     (1,535)     (4,818)    (1,562)
      Decrease (increase) in other assets...................................         20         301        (216)      (146)
      Increase in accounts payable..........................................        262         723       4,863        537
      Increase in other liabilities.........................................         59         102       1,537         --
      Increase (decrease) in deferred income................................         (8)          3       3,294         --
                                                                              ---------  ----------  ----------  ---------
        Total adjustments...................................................        249       1,364      10,680       (776)
                                                                              ---------  ----------  ----------  ---------
        Net cash provided by (used in) operating activities.................        322       1,527       6,366     (1,827)
                                                                              ---------  ----------  ----------  ---------
Cash flows from investing activities:
  Capital expenditures for oil and gas properties...........................     (6,634)    (11,819)    (61,500)    (1,342)
  Proceeds from sale of oil and gas properties..............................        131         112          --         --
  Additions to other property and equipment.................................       (228)        (49)       (720)       (47)
  Advances on affiliate notes receivable....................................         --        (390)       (247)        --
                                                                              ---------  ----------  ----------  ---------
        Net cash used in investing activities...............................     (6,731)    (12,146)    (62,467)    (1,389)
                                                                              ---------  ----------  ----------  ---------
Cash flows from financing activities:
  Borrowings under long-term debt...........................................      6,770      11,579      62,704      1,960
  Payments of long-term debt................................................         --          --     (11,232)    (7,880)
  Deferred loan and financing costs.........................................         --          --      (2,587)      (753)
  Proceeds from redeemable members' capital.................................         --          --      10,000     10,000
  Contributions.............................................................          1          --          --         --
  Withdrawals...............................................................       (456)       (961)        (55)       (55)
                                                                              ---------  ----------  ----------  ---------
        Net cash provided by financing activities...........................      6,315      10,618      58,830      3,272
                                                                              ---------  ----------  ----------  ---------
Net increase (decrease) in cash and cash equivalents........................        (94)         (1)      2,729         56
Cash and cash equivalents, beginning of period..............................        232         138         137        137
                                                                              ---------  ----------  ----------  ---------
Cash and cash equivalents, end of period....................................  $     138  $      137  $    2,866  $     193
                                                                              ---------  ----------  ----------  ---------
                                                                              ---------  ----------  ----------  ---------


                                                                                1996
                                                                              ---------

Cash flows from operating activities:
  Net income (loss).........................................................  $      12
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
    Depreciation and amortization...........................................      1,986
    Amortization of deferred charges........................................         78
    Other noncash...........................................................        (47)
    Gain on sale of oil and gas properties..................................        (30)
    Change in operating assets and liabilities:
      Increase in accounts receivable.......................................         (7)
      Decrease (increase) in other assets...................................       (361)
      Increase in accounts payable..........................................        522
      Increase in other liabilities.........................................        345
      Increase (decrease) in deferred income................................       (222)
                                                                              ---------
        Total adjustments...................................................      2,264
                                                                              ---------
        Net cash provided by (used in) operating activities.................      2,276
                                                                              ---------
Cash flows from investing activities:
  Capital expenditures for oil and gas properties...........................     (4,749)
  Proceeds from sale of oil and gas properties..............................         --
  Additions to other property and equipment.................................       (383)
  Advances on affiliate notes receivable....................................         --
                                                                              ---------
        Net cash used in investing activities...............................     (5,132)
                                                                              ---------
Cash flows from financing activities:
  Borrowings under long-term debt...........................................      3,000
  Payments of long-term debt................................................         --
  Deferred loan and financing costs.........................................         --
  Proceeds from redeemable members' capital.................................         --
  Contributions.............................................................         --
  Withdrawals...............................................................         --
                                                                              ---------
        Net cash provided by financing activities...........................      3,000
                                                                              ---------
Net increase (decrease) in cash and cash equivalents........................        144
Cash and cash equivalents, beginning of period..............................      2,866
                                                                              ---------
Cash and cash equivalents, end of period....................................  $   3,010
                                                                              ---------
                                                                              ---------

          See accompanying notes to consolidated financial statements.

                            COSTILLA ENERGY, L.L.C.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED.)

(1) ORGANIZATION AND NATURE OF OPERATIONS
    Costilla Energy, L.L.C. (the "Company"), a Texas limited liability company, was formed on February 14, 1995, as the successor to CSL Partners, a Texas general partnership, which was organized on January 11, 1989. The Company is an unincorporated association of several individuals and a corporation and will cease to exist thirty (30) years from the date of formation. Its members have limited personal liability for the Company's obligations and debts. The Company is classified as a partnership for federal income tax purposes.

    The Company is an oil and gas exploration and production concern with properties located principally in West Texas, South Texas, and the Rocky Mountain regions of the United States.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION

    As of December 31, 1995, the consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant accounts and transactions between the Company and its subsidiaries have been eliminated. At December 31, 1993 and 1994, the financial statements of the Company and its affiliates were combined. Significant intercompany transactions were eliminated.

    USE OF ESTIMATES

    Preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    CASH AND CASH EQUIVALENTS

    For purposes of the statements of cash flows, cash and cash equivalents include cash on hand and depository accounts held by banks.

    CONCENTRATIONS OF CREDIT RISK

    Financial instruments that potentially expose the Company to  concentrations
of   credit  risk  consist  primarily  of  unsecured  accounts  receivable  from unaffiliated working interest owners and crude oil and natural gas purchasers.

    HEDGING

    Premiums paid for commodity option contracts and interest rate swap agreements are amortized to oil and gas sales and interest expense, respectively, over the terms of the agreements. Unamortized premiums are included in other assets in the consolidated balance sheet. Amounts receivable under the commodity option contracts and interest rate swap agreements are accrued as an increase in oil and gas sales and a reduction of interest expense, respectively, for the applicable periods.

    OIL AND GAS PROPERTIES

    The Company uses the successful efforts method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed.

    Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on the Company's experience of successful drilling and

                            COSTILLA ENERGY, L.L.C.

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED.)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) average holding period. Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted by the unit-of-production method. Support equipment and other property and equipment are depreciated over their estimated useful lives.

    On sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income.

    On sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

    IMPAIRMENT OF LONG-LIVED ASSETS

    As of January 1, 1995, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121 -- ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF ("FAS 121"). Consequently, the Company reviews its long-lived assets to be held and used, including oil and gas properties accounted for under the successful efforts method of accounting, whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss is indicated if the sum of the expected future cash flows is less than the carrying amount of the assets. In this circumstance, the Company recognizes an impairment loss for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

    DEFERRED CHARGES

    The Company capitalized certain costs incurred in connection with obtaining the Credit Agreement and the related revolver and term notes (see Note 7 for definitions and descriptions of each). These costs are being amortized over the lives of the notes.

    DEFERRED INCOME

    In November 1995, the Company entered into gas sales agreements whereby it committed to delivery of a total of 2,379,000 Mmbtu, from December 1, 1995 through December 1, 1996, for a total fixed price of $3,429,610. Income from the agreements is recognized in the period of delivery.

    REVENUE RECOGNITION

    The Company uses the production method of accounting for crude oil revenues. To the extent that crude oil is produced but not sold, the oil in tanks, if material, is recorded as inventory in the accompanying consolidated financial statements.

    The Company uses the sales method of accounting for natural gas revenues adjusted for over and under produced amounts associated with gas balancing arrangements. Under this method, revenues are recognized based on actual volumes of gas sold to purchasers.

    Deferred income associated with gas balancing is accounted for on the entitlements method and represents amounts received for gas sold under gas balancing agreements in excess of the Company's interest in properties covered by such agreements. The Company had $157,785 of deferred income associated with gas balancing at December 31, 1995. There was no significant deferred income at December 31, 1994.

                            COSTILLA ENERGY, L.L.C.

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED.)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    ENVIRONMENTAL

    The Company is subject to extensive Federal, state and local environmental laws and regulations. These laws, which are constantly changing, regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated.

    RECLASSIFICATIONS

    Certain reclassifications have been made to the 1993 and 1994 financial statements to conform to the 1995 presentation.

    INTERIM FINANCIAL STATEMENTS

    The interim financial information as of March 31, 1996, and for the three months ended March 31, 1995 and 1996, is unaudited. However, in the opinion of management, these interim financial statements include all the necessary adjustments to fairly present the results of the interim periods and all such adjustments are of a normal recurring nature. The interim financial statements should be read in conjunction with the audited financial statements for the years ended December 31, 1993, 1994 and 1995.

(3) ACQUISITION OF OIL AND GAS PROPERTIES
    On June 12, 1995, the Company completed the acquisition of certain oil and gas properties and related assets from Parker & Parsley Development L.P. and Parker & Parsley Producing L.P. for $46,621,371. The Company funded the acquisition under the Credit Agreement described in Note (7). Certain of the acquired properties, which were located outside of the Company's areas of strategic focus, were sold in 1995. No gain or loss was recorded on these sales.

(4) IMPAIRMENT OF LONG-LIVED ASSETS
    The Company adopted FAS 121 effective as of January 1, 1995. FAS 121 requires that long-lived assets held and used by an entity, including oil and gas properties accounted for under the successful efforts method of accounting, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets to be disposed of are to be accounted for at the lower of carrying amount or fair value less cost to sell when management has committed to a plan to dispose of the assets. All companies, including successful efforts oil and gas companies, are required to adopt FAS 121 for fiscal years beginning after December 15, 1995.

    In order to determine whether an impairment had occurred, the Company estimated the expected future cash flows of its oil and gas properties and compared such future cash flows to the carrying amount of the oil and gas properties to determine if the carrying amount was recoverable. Based on this process, no writedown in the carrying amount of the Company's proved properties was necessary at December 31, 1995.

(5) DERIVATIVE FINANCIAL INSTRUMENTS
    The Company utilizes derivative financial instruments to manage well-defined interest rate and commodity price risks. The Company is exposed to credit losses in the event of nonperformance by the counterparties to its interest rate swap agreements and its commodity hedges. The Company anticipates, however, that such counterparties will be able to fully satisfy their obligations under the contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of the counterparties.

                            COSTILLA ENERGY, L.L.C.

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED.)

(5) DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
    COMMODITY HEDGES. The Company utilizes option contracts to hedge the effect of price changes on future oil and gas production. The following table sets forth the future volumes hedged by year and the weighted-average strike price of the option contracts at December 31, 1995:

                                                             OIL         GAS
                                                            VOLUME      VOLUME        STRIKE PRICE
                                                            (BBLS)     (MMBTU)       PER BBL/MMBTU
                                                          ----------  ----------  --------------------
Oil:
  1996..................................................   1,830,000          --   $16.00 - $20.38(a)
  1997..................................................     912,500          --   $16.00 - $20.65(a)
Gas:
  1996..................................................          --   1,500,000        $1.65(b)
  1997..................................................          --   1,350,000        $1.65(b)

- ------------------------
(a) Represents the weighted-average price of collars established with the purchase of put option contracts and the sale of call option contracts.

(b) Represents the strike price on purchased put option contracts.

    INTEREST RATE SWAP AGREEMENTS. The Company utilizes interest rate swap agreements to reduce the potential impact of increases in interest rates on floating-rate, long-term debt. At December 31, 1995, the Company was a party to two interest rate swap agreements, providing the Company with a fixed interest rate for the terms of the agreements. The following table sets forth the terms, fixed rates, and notional amounts of the agreements in place as of December 31, 1995:

                                      NOTIONAL
                                      PRINCIPAL                FIXED
               TERM                    AMOUNT              INTEREST RATE
- ----------------------------------  -------------  ------------------------------
Jan. 25, 1996 to Jan. 25, 1999       $24 million     ranging from 7.5% to 8.5%
May 24, 1995 to May 27, 1997         $60 million               5.99%

(6) FAIR VALUE OF FINANCIAL INSTRUMENTS
    The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1994 and 1995. FASB Statement No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                                                                1994                  1995
                                                                        --------------------  --------------------
                                                                        CARRYING     FAIR     CARRYING     FAIR
                                                                         AMOUNT      VALUE     AMOUNT      VALUE
                                                                        ---------  ---------  ---------  ---------
                                                                                     ($ IN THOUSANDS)
Financial assets:
  Cash, cash equivalents and restricted cash..........................  $     137  $     137  $   2,866  $   2,866
  Receivables (trade).................................................      1,042      1,042      3,154      3,154
  Receivables (oil and gas sales).....................................      1,715      1,715      3,915      3,915
  Commodity option contracts..........................................         --         --        165        555
  Interest rate swap and option agreements............................        203         --        146     (2,970)
  Notes receivable -- affiliate.......................................        390        390        684        684
Financial liabilities:
  Payables (trade)....................................................      1,712      1,712      5,467      5,467
  Deferred income.....................................................         --         --      3,319      2,950
  Long-term debt......................................................     23,613     23,613     71,494     71,494

                            COSTILLA ENERGY, L.L.C.

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED.)

(6) FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
    The carrying amounts shown in the table are included in the statement of financial position under the indicated captions.

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

    CASH,  TRADE  RECEIVABLES,  AND  TRADE  PAYABLES:    The  carrying   amounts
approximate fair value because of the short maturity of those instruments.

    OTHER CURRENT ASSETS: The amounts reported relate to the commodity option contracts and interest rate swap agreements described in Note 5. The carrying amount comprises the unamortized premiums paid for the contracts. The fair value is estimated using option pricing models and essentially values the potential for the contracts and agreements to become in-the-money through changes in commodity prices and interest rates during the remaining terms.

    NOTES RECEIVABLE-AFFILIATE: The amounts reported relate to notes receivable from an affiliated company. The carrying amount approximates fair value because the rate given to the affiliate company is not materially different from the affiliate company's bank debt.

    DEFERRED INCOME: The amounts reported relate to the gas purchase agreements described in Note 2. The carrying amount represents the payments received under the agreements for which subsequent delivery is required. The fair value is estimated based upon the commodity price at December 31, 1995, for a similar agreement.

    LONG-TERM DEBT: The fair value of the Company's long-term debt is estimated by discounting expected cash flows at the rates currently offered to the Company for debt of the same remaining maturities, as advised by the Company's bankers.

(7) LONG-TERM DEBT
    Long-term debt consists of the following (in thousands):

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1994       1995
                                                                          ---------  ---------
Revolver note...........................................................  $      --  $  59,824
Term notes..............................................................         --     11,670
Note payable to bank....................................................     23,591         --
Note payable to member..................................................         22         --
                                                                          ---------  ---------
                                                                             23,613     71,494
    Less current maturities.............................................         22         --
                                                                          ---------  ---------
                                                                          $  23,591  $  71,494
                                                                          ---------  ---------
                                                                          ---------  ---------

    At December 31, 1995, the Company and certain of its subsidiaries are parties to a Credit Agreement with a syndicate of banks (the "Banks"). The Credit Agreement provides for an aggregate $185 million senior secured revolving line of credit ("Revolver Notes") and an aggregate of $15 million in senior secured term notes ("Term Notes"). All notes are secured with the assets of the Company and are guaranteed by the Company's subsidiaries and, to a limited extent, its individual members.

    The Revolver Notes and Term Notes are subject to an aggregate borrowing base, as determined by the Banks or their agents in their sole discretion and is redetermined at least bi-annually as of January 15 and July 15, utilizing oil and gas reserve information as of the immediately preceding period end. As of January 15, 1996, the borrowing base was $71,670,000.

                            COSTILLA ENERGY, L.L.C.

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED.)

(7) LONG-TERM DEBT (CONTINUED)
    All outstanding balances under the Credit Agreement may be designated, at the Company's option, as either "Base Rate Portions" or "Fixed Rate Portions" (both as defined in the Credit Agreement), provided that no more than five Eurodollar Tranches may be outstanding at any time. The Base Rate Portions of the Revolver Notes bear interest at the fluctuating Base Rate, plus a Revolver Base Rate Spread ranging from 0.25% to 0.75%, depending upon the outstanding principal balances of the Term Notes. The Base Rate Portions of the Term Notes bear interest at the fluctuating Base Rate plus 0.75%. The Fixed Rate Portions of the Revolver Notes bear interest at the Eurodollar Rate for a fixed period of time elected by the Company, plus a Revolver Fixed Rate Spread ranging from 2.25% to 3.00%, depending on the outstanding principal balances of the Term Notes. The Fixed Rate Portions of the Term Notes bear interest at the Eurodollar Rate for a fixed period of time elected by the Company, plus a Fixed Rate Spread of 3.00%. As of December 31, 1995, the Company had elected a fixed rate of 8.82% for the Revolver Notes and had elected fixed rates ranging from 8.82% to 8.94% for $14,000,000 of the outstanding Term Notes at December 31, 1995. The remaining balances of the Term Notes bear interest at the Base Rate of NationsBank Prime plus 1.50% at December 31, 1995.

    The outstanding principal balance of the Revolver Notes is due and payable in sixty (60) monthly installments beginning August 1, 1996, and continuing regularly thereafter until July 1, 2001. The outstanding principal balance of the Term Notes is due and payable in two (2) installments, each of which shall be equal to one-half of the unpaid principal balance of each note, on July 1, 1996, and January 1, 1997.

    The Credit Agreement requires the Company to hedge not less than 60% of the Company's total sales volume, through December 31, 1997, from its proved developed producing oil and gas reserves, with a floor price of not less than $16 per Bbl of oil or $1.50 per Mcf of gas.

    Additionally, the Credit Agreement contains various restrictive covenants and compliance requirements, which include: (a) restrictions on dividends and the incurrence of additional indebtedness; (b) restrictions as to merger, sale or transfer of assets; (c) limiting total lease payments and total aggregate executive compensation to $750,000 and $500,000, respectively, in any fiscal year; and (d) compliance with certain financial ratios.

    The  Company  was   in  violation  of   certain  covenants  and   compliance
requirements as of December 31, 1995. Subsequent to December 31, 1995, such violations were waived by the Banks.

    Maturities of long-term debt at December 31, 1995, are as follows (in thousands):

1996.......................................................  $  10,820
1997.......................................................     17,800
1998.......................................................     11,965
1999.......................................................     11,965
2000.......................................................     11,965
Thereafter.................................................      6,979

    The Company paid interest on long-term debt of $546,147, $1,356,604 and $4,453,684 in 1993, 1994 and 1995, respectively.

    As described in Note 12, on June 10, 1996, the Company entered into a new loan agreement, proceeds of which were used to repay the existing notes.

                            COSTILLA ENERGY, L.L.C.

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED.)

(8) COMMITMENTS AND CONTINGENCIES

    LEASES

    The Company leases equipment and office facilities under operating leases on which rental expense for the years ended December 31, 1993, 1994 and 1995, was $110,023, $197,533 and $311,221, respectively. Future minimum lease commitments under noncancellable operating leases at December 31, 1995, are as follows (in thousands):

1996........................................................  $     257
1997........................................................        272
1998........................................................        268
1999........................................................        195
2000........................................................        188
Thereafter..................................................      1,190

    SEVERANCE AGREEMENTS

    On February 17, 1995, the Company entered into employment agreements with each of the officers which are effective from the above date through February 17, 2000, or until terminated by the officer or the Company. In addition to providing a base salary and nominal yearly increases for each officer, the employment agreements provide for severance payments upon termination of any such officer's employment or a significant reduction in that officer's duties or responsibilities.

    In the event of such a termination, the Company is obligated to pay the officer an amount equal to the present value (discounted at 10%) of the officer's salary which would have been paid through February 17, 2000. The current annual base salaries for the officers covered under such employment agreements total approximately $500,000.

    EXPLORATION AND DEVELOPMENT

    On July 6, 1995, the Company, entered into an agreement with an unaffiliated third party which had previously obtained a concession from the Republic of Moldova whereby the Company committed to develop several oil and gas fields in the Republic of Moldova, commencing in 1995, and embark on a multi-year 400 kilometer seismic survey, beginning in 1996, in exchange for the exclusive right to develop and explore for oil and gas in the Republic of Moldova. Through December 31, 1995, the Company has incurred $214,178 in connection with these activities.

    LETTERS OF CREDIT

    As a result of certain bonding and trade creditor requirements, the Company has caused irrevocable letters of credit to be issued by a bank totaling $106,000. As of December 31, 1995, no amounts had been drawn on these letters of credit.

(9) 401(K) PLAN
    The Company has established a qualified cash or deferred arrangement under IRS code section 401(k) covering substantially all employees. Under the plan, the employees have an option to make elective contributions of a portion of their eligible compensation, not to exceed specified annual limitations, to the plan and the Company has an option to match a percentage of the employee's contribution. The Company has made matching contributions to the plan totaling $16,950, $8,921 and $22,531 in 1993, 1994 and 1995, respectively.

(10) REDEEMABLE MEMBERS' CAPITAL AND MEMBERS' CAPITAL
    During 1995, NationsBank Capital Corporation ("NBCC") contributed $10 million in exchange for a 30% ownership interest in the Company including the preferential return described below. The Company incurred $751,737 in legal fees and broker's commissions in connection with this transaction and recorded these costs as direct charges to members' capital in 1995.

                            COSTILLA ENERGY, L.L.C.

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED.)

(10) REDEEMABLE MEMBERS' CAPITAL AND MEMBERS' CAPITAL (CONTINUED)
    Redeemable members' capital is subject to a preferential return of 15% per annum and is redeemable at any time at the Company's option, subject to a redemption premium as described below, or at NBCC's option on February 17, 2003 or at an earlier date upon occurrence of certain events including a change in control, certain changes in management, a change in the Company's status as a limited liability company for tax purposes, or violation of any of various other restrictive provisions contained in the Regulations of Costilla Energy, L.L.C. (the "Regulations"). The 15% preferred return is treated as a reduction of members' capital. The redemption price to be paid by the Company shall be equal to the initial amount received for the preferred units plus a premium, determined in the year the units are purchased, as follows:

      YEAR AFTER            PREMIUM
   FEBRUARY 17, 1995      PERCENTAGE
- -----------------------  -------------
               1                  10%
               2                  10%
               3                   8%
               4                   6%
               5                   4%
               6                   2%
               7                   0%
               8                   0%

    NBCC's 30% members' interest may be repurchased by the Company to the extent the Company has exercised its right to redeem all or a portion of the redeemable members' capital or the Company may be required to purchase NBCC's members' capital upon the occurrence of certain events similar to those events requiring redemption of the redeemable members' capital described above, but not on any specified date in the future. The redemption price the Company would pay is determined by the year in which the members' capital is repurchased, as follows:

                                                                       AGGREGATE
BEFORE FEBRUARY 17                                                  REDEMPTION PRICE
- ------------------------------------------------------------------  ----------------
1996..............................................................    $          1
1997..............................................................       1,500,000
1998..............................................................       3,000,000
1999..............................................................       4,500,000
2000..............................................................       5,500,000

    At December 31, 1995, the Company was in violation of various restrictive provisions of the Regulations. Subsequent to December 31, 1995, NBCC waived such violations.

(11) RELATED PARTY TRANSACTIONS
    Certain members and officers of the Company own interests in and hold positions with A&P Meter Service and Supply, Inc. ("A&P"), CSL Management Corporation ("CSL"), 511 Tex L.C. ("511 Tex") and Valley Gathering Company ("Valley").

    Advances from the Company to A&P have been consolidated into two promissory notes. The first note, which was originally executed December 31, 1994, totals $390,000, including accrued interest of $20,000 at December 31, 1995. The note bears interest at a floating rate equal to the "prime rate" plus 1.0%. No principal or interest payments are due until the maturity of the note at December 31, 2004. The note is secured by a second lien on A&P's accounts receivable, inventory and equipment. The second note is in the amount of $294,000, including accrued interest of $47,000, and is dated May 22, 1996. The note bears interest at 6.0% per annum, is unsecured and is payable upon demand. During 1995, the Company paid $612,139 to A&P for goods and services provided.

                            COSTILLA ENERGY, L.L.C.

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED.)

(11) RELATED PARTY TRANSACTIONS (CONTINUED)
    During  1993,  1994  and  1995,  the  Company  paid  $312,623,  $549,620 and
$592,920, respectively, to CSL for management fees and lease payments on equipment.

    During 1995, the Company paid $67,896 to 511 Tex for office rent.

    During 1994 and 1995, the Company paid $2,458 and $440,884, respectively, to Valley for gas compression and salt water disposal charges. During 1995, Valley paid the Company $109,399 for operating costs of its salt water disposal wells and gas compressors.

(12) SUBSEQUENT EVENTS
    On March 8, 1996, the Company executed a Purchase and Sale Agreement with Parker and Parsley Petroleum Company to acquire certain oil and gas properties for an estimated adjusted purchase price of approximately $40 million. The properties are located primarily in south and west Texas. The acquisition closed on June 14, 1996.

    In connection with the foregoing, the Company entered into a new loan agreement with NationsBridge L.L.C., an affiliate of the Company's current lender, to provide financing of up to $125 million in advances (the "Loans"), subject to certain terms and conditions. Proceeds of the Loans were used to fund the Acquisition, to refinance substantially all of the Company's outstanding indebtedness, and for other general corporate purposes.

    Advances under the Loans were to be made in two portions, Tranche A was up to $95,000,000 and Tranche B was $30,000,000. Tranche A initially bears interest, at the Company's option, at the applicable prime rate ("Prime") plus 0.75% or LIBOR plus 3.0%. Each margin above Prime and LIBOR increases by 0.50% at the end of each successive three-month period, up to a maximum of 2.75% and 5.0% for Prime and LIBOR, respectively. Tranche B initially bears interest at 14.00% per annum, increasing 0.50% at the end of each successive three-month period, up to a maximum of 16.5%.

    Tranche A loans are subject to a borrowing base determination. The initial borrowing base is $95,000,000 which is automatically reduced by $3,000,000 per quarter beginning January 1, 1997. The borrowing base is also subject to periodic redetermination by NationsBridge L.L.C. based on its determination of the collateral value of the Company's oil and gas properties. Final maturity of loans made under Tranches A and B is June 10, 1999.

    The Loans are secured by first priority liens, assignments and security interests in all oil and gas properties, pipelines and gathering systems of the Company and stock of the Company's subsidiaries. Additionally, the Loans are subject to various restrictive covenants and compliance requirements, including but not limited to (a) restrictions on dividends and the incurrence of additional indebtedness, (b) minimum limitations on the Company's current ratio and tangible net worth, (c) limitations on payments for leases and executive compensation, (d) maximum limitations on general and administrative expenses, capital expenditures and the Company's ratio of debt to adjusted cash flow, and
(e) a requirement to pay to the lender all net oil and gas revenues (as defined and as adjusted for capital expenditures) on a quarterly basis.

    The Company paid the lender's fees and expenses in connection with obtaining the Loans. The fees were approximately $2,625,000 and will increase by an additional $625,000 if the Tranche B Loans remain outstanding for more than 90 days. In addition, if the Tranche B amounts are not repaid within one year, an additional amount of $4,800,000 will accrue.

                            COSTILLA ENERGY, L.L.C.

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED.)

(13) OIL AND GAS EXPENDITURES
    The following table reflects costs incurred in oil and gas property acquisition, exploration and development activities:

                                                                       YEARS ENDED DECEMBER 31,       THREE MONTHS
                                                                    -------------------------------  ENDED MARCH 31,
                                                                      1993       1994       1995          1996
                                                                    ---------  ---------  ---------  ---------------
                                                                            (IN THOUSANDS)
Property acquisition costs:
  Proved..........................................................  $   4,665  $   9,649  $  52,470     $   2,246
  Unproved........................................................        829      1,232      1,742           677
Exploration.......................................................      2,017      2,167      5,627         1,822
Development.......................................................         --         --        158           232
                                                                    ---------  ---------  ---------        ------
                                                                    $   7,511  $  13,048  $  59,997     $   4,977
                                                                    ---------  ---------  ---------        ------
                                                                    ---------  ---------  ---------        ------

(14) SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED)
    The estimates of proved oil and gas reserves, which are located principally in the United States, were prepared by the Company as of December 31, 1993, 1994 and 1995, and Williamson Petroleum Consultants as of March 31, 1996. Reserves were estimated in accordance with guidelines established by the SEC and FASB which require that reserve estimates be prepared under existing economic and operating conditions with no provision for price and cost escalations, except by contractual arrangements. The Company has presented the reserve estimates utilizing an oil price of $17.79 per Bbl and a gas price of $2.03 per Mcf as of December 31, 1995, and an oil price of $20.71 per Bbl and a gas price of $2.00 per Mcf as of March 31, 1996.

                            COSTILLA ENERGY, L.L.C.

                         NOTES TO FINANCIAL STATEMENTS
        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED.)

(14) SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED)

    OIL AND GAS PRODUCING ACTIVITIES

    Oil and gas reserve quantity estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. The accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of subsequent drilling, testing and production may cause either upward or downward revision of previous estimates. Further, the volumes considered to be commercially recoverable fluctuate with changes in prices and operating costs. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of currently producing oil and gas properties. Accordingly, these estimates are expected to change as additional information becomes available in the future.

                                                                                 OIL AND CONDENSATE        GAS
                                                                                       (MBBLS)           (MMCF)
                                                                                 -------------------  -------------
Total Proved Reserves:
Balance, January 1, 1993.......................................................           1,985            16,418
  Revisions of previous estimates..............................................              57             1,160
  Extensions and discoveries...................................................             380               591
  Production...................................................................            (158)             (865)
  Purchases of minerals-in-place...............................................             101             4,315
                                                                                         ------            ------
Balance, December 31, 1993.....................................................           2,365            21,619
  Revisions of previous estimates..............................................            (460)           (5,424)
  Extensions and discoveries...................................................             761             1,520
  Production...................................................................            (330)           (1,600)
  Purchases of minerals-in-place...............................................           1,673            11,397
                                                                                         ------            ------
Balance, December 31, 1994.....................................................           4,009            27,512
  Revisions of previous estimates..............................................            (570)              425
  Extensions and discoveries...................................................             605             8,922
  Production...................................................................            (950)           (4,806)
  Purchases of minerals-in-place...............................................           7,694            46,099
                                                                                         ------            ------
Balance, December 31, 1995.....................................................          10,788            78,152
  Revisions of previous estimates..............................................             437             2,615
  Extensions and discoveries...................................................             592               296
  Production...................................................................            (338)           (1,643)
  Purchases of minerals-in-place...............................................              --                --
                                                                                         ------            ------
Balance, March 31, 1996........................................................          11,479            79,420
                                                                                         ------            ------
                                                                                         ------            ------
Proved Developed Reserves:
  January 1, 1993..............................................................           1,488            10,055
  December 31, 1993............................................................           1,785            13,268
  December 31, 1994............................................................           2,632            16,340
  December 31, 1995............................................................           8,566            57,393
  March 31, 1996...............................................................           9,037            55,408

    STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

    The standardized measure of discounted future net cash flows is computed by applying year-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements)

                            COSTILLA ENERGY, L.L.C.

                         NOTES TO FINANCIAL STATEMENTS
        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED.)

(14) SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED) (CONTINUED) to the estimated future production of proved oil and gas reserves, less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses (based on year-end statutory tax rates, with consideration of future tax rates already legislated) to be incurred on pretax net cash flows, less tax basis of the properties and available credits, and assuming continuation of existing economic conditions. The estimated future net cash flows are then discounted using a rate of 10% per year to reflect the estimated timing of the future cash flows.

    Discounted future cash flow estimates like those shown below are not intended to represent estimates of the fair value of oil and gas properties. Estimates of fair value should also consider probable reserves, anticipated future oil and gas prices, interest rates, changes in development and production costs and risks associated with future production. Because of these and other considerations, any estimate of fair value is necessarily subjective and imprecise.

                                                                                                   THREE MONTHS
                                                                  YEARS ENDED DECEMBER 31,        ENDED MARCH 31,
                                                             -----------------------------------  ---------------
                                                                1993        1994        1995           1996
                                                             ----------  ----------  -----------  ---------------
                                                                                (IN THOUSANDS)
Future cash flows..........................................  $   83,510  $  122,098  $   350,653    $   396,919
Future costs:
  Production...............................................     (31,811)    (46,345)    (145,510)      (162,146)
  Development..............................................      (4,486)     (7,157)     (16,806)       (17,975)
                                                             ----------  ----------  -----------  ---------------
Future net cash flows......................................      47,213      68,596      188,337        216,798
10% annual discount for estimated timing of cash flows.....     (20,836)    (31,817)     (75,041)       (87,707)
                                                             ----------  ----------  -----------  ---------------
Standardized measure of discounted net cash flows..........  $   26,377  $   36,779  $   113,296    $   129,091
                                                             ----------  ----------  -----------  ---------------
                                                             ----------  ----------  -----------  ---------------

    CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS FROM PROVED RESERVES

                                                                                                   THREE MONTHS
                                                                    YEARS ENDED DECEMBER 31,      ENDED MARCH 31,
                                                                --------------------------------  ---------------
                                                                  1993       1994        1995          1996
                                                                ---------  ---------  ----------  ---------------
                                                                                 (IN THOUSANDS)
Increase (decrease):
  Purchase of minerals-in-place...............................  $   3,732  $  15,231  $   77,343    $        --
  Extensions and discoveries and improved recovery, net of
   future production and development costs....................      2,707      4,072       9,799          6,002
  Accretion of discount.......................................      2,056      2,638       3,678          2,832
  Net change in sales prices, net of production costs.........       (209)       503      (3,422)         9,229
  Changes in estimated future development costs...............        (16)       940      (2,419)          (235)
  Revisions of quantity estimates.............................      1,203     (7,248)     (2,855)         4,839
  Sales, net of production costs..............................     (2,543)    (5,286)    (11,338)        (5,174)
  Changes of production rates (timing) and other..............     (1,114)      (448)      5,731         (1,698)
                                                                ---------  ---------  ----------  ---------------
    Net increase..............................................      5,816     10,402      76,517         15,795
Standardized measure of discounted future net cash flows:
    Beginning of period.......................................     20,561     26,377      36,779        113,296
                                                                ---------  ---------  ----------  ---------------
    End of period.............................................  $  26,377  $  36,779  $  113,296    $   129,091
                                                                ---------  ---------  ----------  ---------------
                                                                ---------  ---------  ----------  ---------------

                            COSTILLA ENERGY, L.L.C.

                         NOTES TO FINANCIAL STATEMENTS
        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED.)

(14) SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED) (CONTINUED)

    The 1995 future cash flows shown above include amounts attributable to proved undeveloped reserves requiring approximately $15.0 million of future development costs. If these reserves are not developed, the standardized measure of discounted future net cash flows for 1995 shown above would be reduced by approximately $22.4 million.

                          INDEPENDENT AUDITORS' REPORT

The Members
Costilla Energy, L.L.C.:

    We have audited the accompanying statements of revenues and direct operating expenses of the 1995 Acquisition (see Note 1) for the years ended December 31, 1993 and 1994, and the period ended June 12, 1995. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of revenues and direct operating expenses are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    The accompanying statements of revenues and direct operating expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in Forms S-1 of Costilla Energy, Inc. as described in Note 1) and are not intended to be a complete presentation of the 1995 Acquisition interests' revenue and expenses.

    In our opinion, the statements of revenues and direct operating expenses referred to above present fairly, in all material respects, the revenues and direct operating expenses of the 1995 Acquisition for the years ended December 31, 1993 and 1994, and the period ended June 12, 1995, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Midland, Texas
July 4, 1996

                            COSTILLA ENERGY, L.L.C.

                                1995 ACQUISITION

              STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES
                                 (IN THOUSANDS)

                                                                                  YEARS ENDED
                                                                                  DECEMBER 31,
                                                                              --------------------   PERIOD ENDED
                                                                                1993       1994     JUNE 12, 1995
                                                                              ---------  ---------  --------------
Revenues:
  Oil and condensate........................................................  $  18,542  $  16,217    $    7,572
  Natural gas...............................................................     13,780     11,407         3,358
                                                                              ---------  ---------       -------
                                                                                 32,322     27,624        10,930
Direct operating expenses:
  Lease operating...........................................................     13,376     11,220         4,550
  Workovers and dry hole costs..............................................        462        470           109
  Production taxes..........................................................      2,070      2,023           923
                                                                              ---------  ---------       -------
                                                                                 15,908     13,713         5,582
                                                                              ---------  ---------       -------
Revenues in excess of direct operating expenses.............................  $  16,414  $  13,911    $    5,348
                                                                              ---------  ---------       -------
                                                                              ---------  ---------       -------

                See the accompanying notes to these statements.

                            COSTILLA ENERGY, L.L.C.

                                1995 ACQUISITION

       NOTES TO THE STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

(1) BASIS OF PRESENTATION
    On June 12, 1995, Costilla Energy, L.L.C. and Costilla Petroleum Corporation (collectively, the "Company") acquired from Parker & Parsley Development L.P. and Parker & Parsley Producing L.P. (collectively, "Parker & Parsley") certain oil and gas properties (the "1995 Acquisition") for $46,621,371. The accompanying statements of revenues and direct operating expenses for the 1995 Acquisition do not include general and administrative expenses, interest income or expense, a provision for depreciation, depletion and amortization, or any provision for income taxes since historical expenses of this nature incurred by Parker & Parsley are not necessarily indicative of the costs to be incurred by the Company.

    Historical financial information reflecting financial position, results of operations, and cash flows of the 1995 Acquisition, are not presented because the purchase price was assigned to the oil and gas property interests acquired. Other assets acquired and liabilities assumed were not material. Accordingly, the historical statements of revenues and direct operating expenses of the 1995 Acquisition are presented in lieu of the financial statements required under Rule 3-05 of Securities and Exchange Commission Regulation S-X.

    Revenues in the accompanying statements of revenues and direct operating expenses are recognized on the sales method. Direct operating expenses are recognized on the accrual method.

(2) SUPPLEMENTARY FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

    ESTIMATED QUANTITIES OF PROVED OIL AND GAS RESERVES

    Reserve information presented below for the 1995 Acquisition is based on Company prepared reserve estimates, using prices and costs in effect at December 31, 1993 and 1994, and the period ended June 12, 1995. Changes in reserve estimates were derived by adjusting the period-end quantities and values for actual production using historical prices and costs.

    Proved reserves are estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those which are expected to be recovered through existing wells with existing equipment and operating methods. Oil and gas reserve quantity estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. The accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of subsequent drilling, testing and production may cause either upward or downward revision of previous estimates. Further, the volumes considered to be commercially recoverable fluctuate with changes in prices and operating costs. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of currently producing oil and gas properties. Accordingly, these reserve estimates are expected to change as additional information becomes available in the future.

                            COSTILLA ENERGY, L.L.C.

                                1995 ACQUISITION

 NOTES TO THE STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES (CONTINUED)

(2) SUPPLEMENTARY FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)
    (CONTINUED)
    Below are the net estimated quantities of proved reserves and proved developed reserves for the 1995 Acquisition.

                                                                      OIL (MBBLS)    GAS (MMCF)
                                                                     -------------  -------------
Proved reserves at December 31, 1992...............................        9,880         60,199
Production.........................................................       (1,204)        (6,914)
                                                                          ------         ------
Proved reserves at December 31, 1993...............................        8,676         53,285
Production.........................................................       (1,142)        (6,778)
                                                                          ------         ------
Proved reserves at December 31, 1994...............................        7,534         46,507
Production.........................................................         (479)        (2,405)
                                                                          ------         ------
Proved reserves at June 12, 1995...................................        7,055         44,102
                                                                          ------         ------
                                                                          ------         ------
Proved developed reserves at June 12, 1995.........................        6,707         38,151
                                                                          ------         ------
                                                                          ------         ------

    STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS OF PROVED OIL AND GAS RESERVES

    The Company has estimated the standardized measure of discounted future net cash flows and changes therein relating to proved oil and gas reserves in accordance with the standards established by the Financial Accounting Standards Board through its Statement No. 69. The estimates of future cash flows and future production and development costs are based on period-end sales prices for oil and gas, estimated future production of proved reserves, and estimated future production and development costs of proved reserves, based on current costs and economic conditions. The estimated future net cash flows are then discounted at a rate of 10%.

    Discounted future net cash flow estimates like those shown below are not intended to represent estimates of the fair market value of oil and gas properties. Estimates of fair market value should also consider probable reserves, anticipated future oil and gas prices, interest rates, changes in development and production costs and risks associated with future production. Because of these and other considerations, any estimate of fair market value is necessarily subjective and imprecise.

    The following are the Company's estimated standardized measure of discounted future net cash flows from proved reserves attributable to the 1995 Acquisition (in thousands):

                                                                        DECEMBER 31,
                                                                   ----------------------
                                                                      1993        1994     JUNE 12, 1995
                                                                   ----------  ----------  -------------
Future:
  Cash inflows...................................................  $  222,698  $  188,828   $   191,758
  Production costs...............................................    (111,619)    (97,988)      (93,268)
  Development costs..............................................      (4,797)     (4,797)       (4,797)
                                                                   ----------  ----------  -------------
    Net cash flows before income taxes...........................     106,282      86,043        93,693
10% annual discount for estimated timing of cash flows...........     (37,518)    (30,373)      (33,074)
                                                                   ----------  ----------  -------------
Standardized measure of discounted future net cash flows before
 income taxes....................................................  $   68,764  $   55,670   $    60,619
                                                                   ----------  ----------  -------------
                                                                   ----------  ----------  -------------

                            COSTILLA ENERGY, L.L.C.

                                1995 ACQUISITION

 NOTES TO THE STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES (CONTINUED)

(2) SUPPLEMENTARY FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)
    (CONTINUED)
    The following are the sources of changes in the standardized measure of discounted net cash flows (in thousands):

                                                                    YEAR ENDED DECEMBER
                                                                            31,
                                                                   ----------------------  PERIOD ENDED
                                                                      1993        1994     JUNE 12, 1995
                                                                   ----------  ----------  -------------
Standardized measure, beginning of period........................  $   96,022  $   68,764   $    55,670
Sales, net of production costs...................................     (16,414)    (13,911)       (5,348)
Net change in prices.............................................     (15,892)     (3,910)        8,032
Accretion of discount............................................       9,602       6,876         2,517
Other............................................................      (4,554)     (2,149)         (252)
                                                                   ----------  ----------  -------------
Standardized measure, end of period..............................  $   68,764  $   55,670   $    60,619
                                                                   ----------  ----------  -------------
                                                                   ----------  ----------  -------------

                          INDEPENDENT AUDITORS' REPORT

The Members
Costilla Energy, L.L.C.:

    We have audited the accompanying statements of revenues and direct operating expenses of the 1996 Acquisition (see Note 1) for the years ended December 31, 1993, 1994 and 1995. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of revenues and direct operating expenses are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    The accompanying statements of revenues and direct operating expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in Forms S-1 of Costilla Energy, Inc. as described in Note 1) and are not intended to be a complete presentation of the 1996 Acquisition interests' revenues and expenses.

    In our opinion, the statements of revenues and direct operating expenses referred to above present fairly, in all material respects, the revenues and direct operating expenses of the 1996 Acquisition for the years ended December 31, 1993, 1994 and 1995, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Midland, Texas
July 4, 1996

                            COSTILLA ENERGY, L.L.C.
                                1996 ACQUISITION
              STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

                                 (IN THOUSANDS)

                                                                                                  (UNAUDITED)
                                                                       YEARS ENDED            THREE-MONTH PERIODS
                                                                      DECEMBER 31,              ENDED MARCH 31,
                                                             -------------------------------  --------------------
                                                               1993       1994       1995       1995       1996
                                                             ---------  ---------  ---------  ---------  ---------
Revenues:
  Oil and condensate.......................................  $  11,467  $  10,170  $  10,564  $   2,659  $   2,799
  Natural gas..............................................     11,294     10,105      8,645      2,031      1,967
  Gas plant................................................         57         57        126         26         23
  Transportation...........................................         39        379        556        139        298
                                                             ---------  ---------  ---------  ---------  ---------
                                                                22,857     20,711     19,891      4,855      5,087

Direct operating expenses:
  Lease operating..........................................     10,977      9,053      9,232      1,921      2,179
  Workovers and dry hole costs.............................        675        869      1,002        219        247
  Production taxes.........................................      1,166      1,089        992        246        250
  Gas plant................................................        131        350        598        216        148
  Transportation...........................................         10        394        587        147        122
                                                             ---------  ---------  ---------  ---------  ---------
                                                                12,959     11,755     12,411      2,749      2,946
                                                             ---------  ---------  ---------  ---------  ---------
Revenues in excess of direct operating expenses............  $   9,898  $   8,956  $   7,480  $   2,106  $   2,141
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------

                See the accompanying notes to these statements.

                            COSTILLA ENERGY, L.L.C.
                                1996 ACQUISITION
       NOTES TO THE STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

(1) BASIS OF PRESENTATION
    On June 14, 1996, Costilla Energy, L.L.C. and Costilla Petroleum Corporation (collectively, the "Company") acquired from Parker & Parsley Development L.P., Parker & Parsley Producing L.P. and Parker & Parsley Gas Processing Co. (collectively, "Parker & Parsley") certain oil and gas properties (the "1996 Acquisition") for approximately $42.5 million. The accompanying statements of revenues and direct operating expenses for the 1996 Acquisition do not include general and administrative expenses, interest income or expense, a provision for depreciation, depletion and amortization, or any provision for income taxes since historical expenses of this nature incurred by Parker & Parsley are not necessarily indicative of the costs to be incurred by the Company.

    Historical financial information reflecting financial position, results of operations, and cash flows of the 1996 Acquisition, are not presented because the purchase price was assigned to the oil and gas property interests acquired. Other assets acquired and liabilities assumed were not material. Accordingly, the historical statements of revenues and direct operating expenses of the 1996 Acquisition are presented in lieu of the financial statements required under Rule 3-05 of Securities and Exchange Commission Regulation S-X.

    Revenues in the accompanying statements of revenues and direct operating expenses are recognized on the sales method. Direct operating expenses are recognized on the accrual method.

    INTERIM STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

    The interim financial information for the three months ended March 31, 1995 and 1996, is unaudited. However, in the opinion of management, the interim statements of revenues and direct operating expenses include all the necessary adjustments to fairly present the results of the interim periods and all such adjustments are of a normal recurring nature. The interim statements of revenues and direct operating expenses should be read in conjunction with the audited statements of revenues and direct operating expenses for the years ended December 31, 1993, 1994 and 1995.

(2) SUPPLEMENTARY FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

    ESTIMATED QUANTITIES OF PROVED OIL AND GAS RESERVES

    Reserve information presented below for the 1996 Acquisition, as of March 31, 1996, is based on reserve estimates prepared by Williamson Petroleum Consultants, using prices and costs in effect at that date. Changes in reserve estimates were derived by adjusting such quantities and values for actual production using historical prices and costs.

    Proved reserves are estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those which are expected to be recovered through existing wells with existing equipment and operating methods. Oil and gas reserve quantity estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. The accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of subsequent drilling, testing and production may cause either upward or downward revision of previous estimates. Further, the volumes considered to be commercially recoverable fluctuate with changes in prices and operating costs. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of currently producing oil and gas properties. Accordingly, these reserve estimates are expected to change as additional information becomes available in the future.

                            COSTILLA ENERGY, L.L.C.
                                1996 ACQUISITION
 NOTES TO THE STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES (CONTINUED)

(2) SUPPLEMENTARY FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (CONTINUED)
    Below are the net estimated quantities of proved reserves and proved developed reserves for the 1996 Acquisition.

                                                                                           OIL (MBBLS)   GAS (MMCF)
                                                                                          -------------  -----------
Proved reserves at December 31, 1992....................................................        7,211        49,963
Production..............................................................................         (718)       (5,481)
                                                                                                -----    -----------
Proved reserves at December 31, 1993....................................................        6,493        44,482
Production..............................................................................         (685)       (5,217)
                                                                                                -----    -----------
Proved reserves at December 31, 1994....................................................        5,808        39,265
Production..............................................................................         (656)       (4,773)
                                                                                                -----    -----------
Proved reserves at December 31, 1995....................................................        5,152        34,492
Production..............................................................................         (154)         (991)
                                                                                                -----    -----------
Proved reserves at March 31, 1996.......................................................        4,998        33,501
                                                                                                -----    -----------
                                                                                                -----    -----------
Proved developed reserves at March 31, 1996.............................................        4,515        28,961
                                                                                                -----    -----------
                                                                                                -----    -----------

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS OF PROVED OIL AND GAS RESERVES

    The Company has estimated the standardized measure of discounted future net cash flows and changes therein relating to proved oil and gas reserves in accordance with the standards established by the Financial Accounting Standards Board through its Statement No. 69. The estimates of future cash flows and future production and development costs are based on year-end sales prices for oil and gas, estimated future production of proved reserves, and estimated future production and development costs of proved reserves, based on current costs and economic conditions. The estimated future net cash flows are then discounted at a rate of 10%.

    Discounted future net cash flow estimates like those shown below are not intended to represent estimates of the fair market value of oil and gas properties. Estimates of fair market value should also consider probable reserves, anticipated future oil and gas prices, interest rates, changes in development and production costs and risks associated with future production. Because of these and other considerations, any estimate of fair market value is necessarily subjective and imprecise.

    The following are the Company's estimated standardized measure of discounted future net cash flows from proved reserves attributable to the 1996 Acquisition (in thousands):

                                                                             DECEMBER 31,
                                                                 ------------------------------------  MARCH 31,
                                                                    1993         1994         1995        1996
                                                                 -----------  -----------  ----------  ----------
Future:
  Cash inflows.................................................  $   181,010  $   156,222  $  165,862  $  175,507
  Production costs.............................................     (116,115)    (105,104)    (93,878)    (91,202)
  Development costs............................................       (4,101)      (4,101)     (4,101)     (4,101)
                                                                 -----------  -----------  ----------  ----------
    Net cash flows before income taxes.........................       60,794       47,017      67,883      80,204
10% annual discount for estimated timing of cash flows.........      (22,564)     (17,451)    (25,195)    (29,768)
                                                                 -----------  -----------  ----------  ----------
Standardized measure of discounted future net cash flows before
 income taxes..................................................  $    38,230  $    29,566  $   42,688  $   50,436
                                                                 -----------  -----------  ----------  ----------
                                                                 -----------  -----------  ----------  ----------

                            COSTILLA ENERGY, L.L.C.
                                1996 ACQUISITION
 NOTES TO THE STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES (CONTINUED)

(2) SUPPLEMENTARY FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (CONTINUED)
    The following are the sources of changes in the standardized measure of discounted net cash flows (in thousands):

                                                                                                     THREE-MONTH
                                                                        YEAR ENDED DECEMBER 31,      PERIOD ENDED
                                                                    -------------------------------   MARCH 31,
                                                                      1993       1994       1995         1996
                                                                    ---------  ---------  ---------  ------------
Standardized measure, beginning of year...........................  $  56,372  $  38,230  $  29,566   $   42,688
Sales, net of production costs....................................     (9,943)    (9,264)    (7,983)      (2,090)
Net change in prices..............................................    (11,890)    (2,838)    18,141        9,277
Accretion of discount.............................................      5,637      3,823      2,957        1,067
Other.............................................................     (1,946)      (385)         7         (506)
                                                                    ---------  ---------  ---------  ------------
Standardized measure, end of year.................................  $  38,230  $  29,566  $  42,688   $   50,436
                                                                    ---------  ---------  ---------  ------------
                                                                    ---------  ---------  ---------  ------------

                                                                      APPENDIX A

                                 July 23, 1996

Costilla Energy, Inc.
400 West Illinois, Suite 1000
Midland, Texas 79701

Attention  Mr. Michael J. Grella

Gentlemen:

Subject: Summary Letter (for Inclusion in a Prospectus Included in a Registration Statement for Costilla Energy, Inc. on Form S-1) Combining Specific Data from Two Williamson Petroleum Consultants, Inc. Evaluations (1) to the Interests of Costilla Petroleum Corporation in Various Properties and (2) to the Interests of Parker & Parsley Petroleum USA, Inc. in Various Properties Included in Their First Quarter 1996 Sales Package Effective April 1, 1996
            Williamson Project 6.8393

    In accordance with your request, Williamson Petroleum Consultants, Inc. (Williamson) has prepared a summary letter for inclusion in a prospectus for Costilla Energy, Inc. (Costilla). The filing of this Prospectus gives effect to the conversion of Costilla Energy, L.L.C. to Costilla Energy, Inc. This summary letter includes specific data from two evaluations the subjects of which are described in Item I. All values and discussion of proved reserves and net revenues, data utilized, assumptions, and qualifications are taken from and include by reference data from these two evaluations.

    Interests in this summary letter represent the April 1, 1996 effective date consolidation of the ownership interests of Costilla and the ownership interests of Parker & Parsley in various properties included in their first quarter 1996 sales package which Costilla acquired on June 14, 1996 but which was made effective as of January 1, 1996. The Costilla interests include all the interests of Costilla Energy, L.L.C. and all its wholly-owned subsidiaries including Costilla Petroleum Corporation.

I.  THE TWO SUBJECT EVALUATIONS

    This summary letter combines certain proved oil and gas reserves and revenues from the following two Williamson evaluations:

    (1) Evaluation  of  Oil  and  Gas Reserves  to  the  Interests  of  Costilla
       Petroleum Corporation in Various Properties, Effective April 1, 1996, Utilizing Nonescalated Economics, for Disclosure to the Securities and Exchange Commission, Williamson Project 6.8393, transmitted July 18, 1996 (the Costilla report)

    (2) Evaluation of Oil and Gas Reserves to the Interests of Parker & Parsley Petroleum USA, Inc. in Various Properties Included in Their First Quarter 1996 Sales Package, Effective April 1, 1996, Utilizing Nonescalated Economics, for Disclosure to the Securities and Exchange Commission, Williamson Project 6.8393, transmitted July 18, 1996 (the Acquisition report)

II.  ESTIMATED SEC RESERVES AND FUTURE NET REVENUES

    Projections of the reserves that are attributable to the consolidated interests in this summary letter were based on economic parameters and operating conditions considered applicable as of April 1, 1996 and are pursuant to the requirements of the Securities and Exchange Commission (SEC).

    In accordance with instructions from Costilla, Williamson utilized lease operating expenses for the Costilla-operated properties in the Costilla report that excluded COPAS overhead and internal indirect overhead which are billed to outside working interest owners. The exclusion of these costs for the operated properties results in the calculation of a lower economic limit and causes the economic lifetime to be

Costilla Energy, Inc.
Mr. Michael J. Grella
July 23, 1996
Page 2
extended. Williamson has not quantified the incremental reserves resulting from this procedure. COPAS overhead was excluded from the lease operating expenses for the Parker & Parsley-operated properties in the Acquisition report.

    The present values of the estimated future net revenues from proved reserves were calculated using a discount rate of 10.00 percent per year and were computed in accordance with the financial reporting requirements of the SEC. Following is a summary of the results of the two evaluations effective April 1, 1996:

                                                   PROVED           PROVED
                                                  DEVELOPED        DEVELOPED           PROVED           TOTAL
                                                  PRODUCING      NONPRODUCING       UNDEVELOPED        PROVED
                                                -------------  -----------------  ----------------  -------------
Net Reserves to the Evaluated Interests:
  Oil/Condensate, BBL.........................     13,122,088          429,450          2,924,589      16,476,127
  Gas, MCF....................................     76,439,217        7,929,591         28,551,497     112,920,305
Future Net Revenue, $:
  Undiscounted................................    212,071,507       18,097,949         66,832,632     297,002,088
  Discounted Per Annum at 10.00 Percent.......    135,185,097        9,530,285         34,811,523     179,526,905

- ------------------------
Note: The values presented in this table are taken from evaluations described in
      Item I and include by reference all data, qualifications, and assumptions from these evaluations. Realization of these values is contingent on achieving successful results from the various schedules and assumptions in these evaluations. The available engineering data and the completeness and/or quality of data utilized in evaluating the properties are detailed in the specific evaluation. Review of any additionally available data may necessitate revision to these interpretations and assumptions and impact these values.

III.  DEFINITIONS OF SEC RESERVES (1)

    The estimated reserves presented in this summary letter are net proved reserves, including proved developed producing, proved developed nonproducing, and proved undeveloped reserves, and were computed in accordance with the financial reporting requirements of the SEC. In preparing these evaluations, no attempt has been made to quantify the element of uncertainty associated with any category. Reserves were assigned to each category as warranted. The definitions of oil and gas reserves pursuant to the requirements of the Securities Exchange Act are:

PROVED RESERVES (2)

    Proved reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under the economic criteria employed and existing operating conditions, i.e., prices and costs as of the date the estimate is made. Prices and costs include consideration of changes provided only by contractual arrangements but not on escalations based upon an estimate of future conditions.

A. Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:

    1. that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and

- ------------------------
(1) For evaluations prepared for disclosure to the Securities and Exchange Commission, see SEC ACCOUNTING RULES. Commerce Clearing House, Inc. October 1981, Paragraph 290, Regulation 210.4-10, p. 329.

(2) Any variations to these definitions will be clearly stated in the report.

Costilla Energy, Inc.
Mr. Michael J. Grella
July 23, 1996
Page 3

    2. the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

B. Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

C.  Estimates of proved reserves do not include the following:

    1. oil that may become available from known reservoirs but is classified separately as "indicated additional reserves;"

    2. crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;

    3. crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and

    4. crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal (3), gilsonite and other such sources.

PROVED DEVELOPED RESERVES (4)

    Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

PROVED UNDEVELOPED RESERVES

    Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

- ------------------------
(3) According to Staff Accounting Bulletin 85, excluding certain coalbed methane gas.

(4) Williamson Petroleum Consultants, Inc. separates proved developed reserves into proved developed producing and proved developed nonproducing reserves. This is to identify proved developed producing reserves as those to be recovered from actively producing wells; proved developed nonproducing reserves as those to be recovered from wells or intervals within wells, which are completed but shut in waiting on equipment or pipeline connections, or wells where a relatively minor expenditure is required for recompletion to another zone.

Costilla Energy, Inc.
Mr. Michael J. Grella
July 23, 1996
Page 4

IV.  DISCUSSION OF SEC RESERVES

A. THE COSTILLA REPORT

    A total of 1,014 properties in 294 fields were evaluated in the Costilla report. Nineteen individual properties had values greater than 1.0 percent of the total future net revenue discounted at 10.00 percent per annum (DFNR) and in aggregate represent 34.5 percent of the DFNR in the Costilla report. The most valued property, the T.B. Pruett Gas Unit No. 3, Soda Lake field, Ward County, Texas, had a value equal to 4.5 percent of the total DFNR in the Costilla report. The top eight major-value fields are Talbot (Canyon), Howard County, Texas; Spraberry (Trend Area), Various Counties, Texas; Soda Lake (Fusselman), Ward County, Texas; South Buffalo Ridge, Crane County, Texas; Wattenberg, Weld County, Colorado; East Goldsmith, Ector County, Texas; Raymond, Sheridan County, Montana; and South West Speaks, Lavaca County, Texas. These fields contain ten of the 19 top value properties and represent, in aggregate, 41.0 percent of the total DFNR in the Costilla report. The remaining 286 fields represent 59.0 percent with no field having more than 2.9 percent of the DFNR in the Costilla report. A more detailed property review is included in the Costilla report.

    Area oil prices were provided by Costilla to be used at the effective date with the written assurance that the use of these area prices is reasonable on an aggregate basis and would not materially affect the income from any major-value property. These area prices were calculated by adjusting the West Texas Intermediate oil April 1, 1996 posted price of $20.75 per barrel. The oil price adjustments for each area are the calculated differences between the actual price received during 1995 and the posted price for West Texas Intermediate oil during that same period. After the effective date, prices were held constant for the life of the properties. No attempt has been made to account for oil price fluctuations which have occurred in the market subsequent to the effective date of this report.

    Gas prices were provided by Costilla to be used at the effective date. These prices were based on the April 1996 spot price of $1.75 per million British thermal units (MMBTU) at the Waha, Texas receipt point. This price was adjusted with an area price adjustment which was calculated as the difference between the actual price received during 1995 and the stop price. The resultant price was further adjusted for the BTU content of the gas for each well. If the BTU content was unknown, it was assumed to be one MMBTU per MCF of gas. After the effective date, prices were held constant for the life of the properties unless Costilla indicated that changes were provided for by contract. All gas prices were applied to projected wellhead volumes.

    It should be emphasized that with the current economic uncertainties, fluctuation in market conditions could significantly change the economics of the properties included in this report.

    Operating expenses were provided by Costilla and represented, when possible, the latest available 12-month average of all recurring expenses excluding COPAS and internal indirect overhead costs which are billable to the working interest owners. These expenses included, but were not limited to, all direct operating expenses, field overhead costs, and any ad valorem taxes not deducted separately. Expenses for workovers, well stimulations, and other maintenance were not included in the operating expenses unless such work was expected on a recurring basis. Judgments for the exclusion of the nonrecurring expenses were made by Costilla. In accordance with instructions from Costilla, Williamson has excluded COPAS overhead and internal indirect overhead which are billed to the outside working interest owners from the operating expenses for Costilla-operated properties. The exclusion of these costs for operated properties results in the calculation of a lower economic limit and causes the economic lifetime to be extended. Williamson has not calculated the reserves that have been added as a result of this procedure. For new and developing properties where data were unavailable, operating expenses were estimated by Costilla. Operating costs were held constant for the life of the properties.

Costilla Energy, Inc.
Mr. Michael J. Grella
July 23, 1996
Page 5

    State production taxes have been deducted at the published rates as appropriate. For operated properties, average county ad valorem taxes provided by Costilla were deducted for those properties located in states for which the data were available. Any ad valorem taxes for nonoperated properties or for properties in other states were assumed to be included in the operating expenses.

    All capital costs for drilling and completion of wells and nonrecurring workover or operating costs have been deducted as applicable. These costs were provided by Costilla. No adjustments were made to account for the potential effect of inflation on these costs.

    Neither salvage values nor abandonment costs were provided by Costilla to be included in this evaluation.

B.  THE ACQUISITION REPORT

    A total of 1,091 properties in 135 fields were evaluated in the Acquisition report. Eighteen individual properties had values greater than 1.0 percent of the total DFNR and in aggregate represent 35.5 percent of the DFNR in the Acquisition report. The most valued property, the H.W. Glasscock Unit, Howard-Glasscock field, Glasscock County, Texas, has a projected value of
    5.7 percent  of the  total DFNR  in the  Acquisition report.  The top  eight major-value fields are World, Crockett County, Texas; Dimmitt, Loving County, Texas; Panna Maria, Karnes County, Texas; Giddings, Various Counties, Texas; Caldwell, Burleson County, Texas; Coletto Creek, Victoria County, Texas; Sawyer, Sutton County, Texas; and Jameson, Coke County, Texas. These fields contain 11 of the 18 top value properties and represent, in aggregate, 51.9 percent of the total DFNR in the Acquisition report. The remaining fields represent 48.1 percent with no field having more than 2.9 percent of the DFNR in the Acquisition report. A more detailed property review is included in the Acquisition report.

    Area oil prices were provided by Costilla and Parker & Parsley to be used at the effective date with the written assurance that the use of these area prices is reasonable on an aggregate basis and would not materially affect the income from any major-value property. These area prices were calculated by adjusting the West Texas Intermediate oil April 1, 1996 posted price of $20.75 per barrel. The oil price adjustments as calculated by Parker & Parsley for each area are the calculated differences between the actual price received during 1995 and the posted price for West Texas Intermediate oil during that same period. After the effective date, prices were held constant for the life of the properties. No attempt has been made to account for oil price fluctuations which have occurred in the market subsequent to the effective date of this report.

    Gas prices were provided by Costilla and Parker & Parsley to be used at the effective date. These prices were based on the April 1996 spot price of $1.75 per million British thermal units (MMBTU) at the Waha, Texas receipt point. This price was adjusted with an area price adjustment which was calculated as the difference between the actual price received during 1995 and the stop price. The resultant price was further adjusted for the BTU content of the gas for each well. If the BTU content was unknown, it was assumed to be one MMBTU per MCF of gas. After the effective date, prices were held constant for the life of the properties unless Costilla indicated that changes were provided for by contract. All gas prices were applied to projected wellhead volumes.

    It should be emphasized that with the current economic uncertainties, fluctuation in market conditions could significantly change the economics of the properties included in this report.

    Operating expenses were provided by Costilla and Parker & Parsley and represented, when possible, the latest available 12-month average of all recurring expenses excluding COPAS and internal indirect overhead costs which are billable to the working interest owners. These expenses included, but were not limited to, all direct operating expenses, field overhead costs, and any ad valorem taxes not deducted

Costilla Energy, Inc.
Mr. Michael J. Grella
July 23, 1996
Page 6
    separately. Expenses for workovers, well stimulations, and other maintenance were not included in the operating expenses unless such work was expected on a recurring basis. Judgments for the exclusion of the nonrecurring expenses were made by Costilla or Parker & Parsley. In accordance with instructions from Costilla, Williamson has excluded COPAS overhead which is billed to the outside working interest owners from the operating expenses for Parker & Parsley-operated properties. The exclusion of these costs for operated properties results in the calculation of a lower economic limit and causes the economic lifetime to be extended. Williamson has not calculated the reserves that have been added as a result of this procedure. For new and developing properties where data were unavailable, operating expenses were estimated by Costilla or Parker & Parsley. Operating costs were held constant for the life of the properties.

    State production taxes have been deducted at the published rates as appropriate. For operated properties, average county ad valorem taxes provided by Costilla were deducted for those properties located in states for which the data were available. Any ad valorem taxes for nonoperated properties or for properties in other states were assumed to be included in the operating expenses.

    All capital costs for drilling and completion of wells and nonrecurring workover or operating costs have been deducted as applicable. These costs were provided by Costilla or Parker & Parsley. No adjustments were made to account for the potential effect of inflation on these costs.

    Neither salvage values nor abandonment costs were provided by Costilla to be included in this evaluation.

V. GENERAL EVALUATION CONSIDERATIONS PERTAINING TO THE COSTILLA AND ACQUISITION REPORTS

    The individual projections prepared to produce this summary letter include data that describe the production forecasts and associated evaluation parameters such as interests, taxes, product prices, operating costs, investments, salvage values, abandonment costs, and net profit interests, as applicable.

    Net income to the evaluated interests is the future net revenue payable to others, taxes, operating expenses, investments, salvage values, abandonment costs, and net profit interests, as applicable. The future net revenue is before federal income tax and excludes consideration of any encumbrances against the properties if such exist.

    No opinion is expressed by Williamson as to the fair market value of the evaluated properties.

    The future net revenues presented in this summary letter were based on projections of oil and gas production. It was assumed there would be no significant delay between the date of oil and gas production and the receipt of the associated revenue for this production.

    This summary letter includes only those costs and revenues which are considered by Costilla to be directly attributable to individual leases and areas. There could exist other revenues, overhead costs, or other costs associated with Costilla which are not included in this summary letter. Such additional costs and revenues are outside the scope of this summary letter. This summary letter is not a financial statement for Costilla and should not be used as the sole basis for any transaction concerning Costilla, Parker & Parsley, or the evaluated properties.

    The reserves projections in this summary letter are based on the use of the available data and accepted industry engineering methods. Future changes in any operational or economic parameters or production characteristics of the evaluated properties could increase or decrease their reserves. Unforeseen changes in market demand or allowables set by various regulatory agencies could also cause actual production rates to vary from those projected. The dates of first production for nonproducing properties were based on

Costilla Energy, Inc.
Mr. Michael J. Grella
July 23, 1996
Page 7
estimates  by Costilla or  Williamson and the  actual dates may  vary from those
estimated.  Williamson  reserves  the  right  to  alter  any  of  the   reserves
projections and the associated economics included in this summary letter in any future evaluation based on additional data that may be acquired.

    All data utilized in the preparation of this summary letter with respect to interests, reversionary status, oil and gas prices, gas categories, gas contract terms, operating expenses, investments, salvage values, abandonment costs, net profit interests, well information and current operating conditions, as applicable, were provided by Costilla, Parker & Parsley, and the operators. Data obtained after the effective date of the report but prior to the completion of the report were used only if such data were applied consistently. If such data were used, the reserves category assignments reflect the status of the wells as of the effective date. In the Costilla report, daily production data after April 1, 1996 were utilized for new wells in the South Buffalo Ridge, Concho Bluff (Queen), East Goldsmith (Queen), King Mountain (Penn), and Talbot (Canyon) fields to assist in determining initial producing and decline rates. Daily production since the effective date was also used for the Pyote Gas Unit 5 No. 1A, Block 16 (Devonian) field, Ward County, Texas to establish the producing rate after the well was affected by gas plant problems and for the State 16-05 well in the Raymond field, Sheridan County, Montana to establish the initial rate of production subsequent to the installation of a downhole pump. Production data generally through December 1995 or January 1996 provided by Costilla for the properties in the Costilla report and through November or December 1995 provided by Parker & Parsley for the properties in the Acquisition report were utilized. All data have been reviewed for reasonableness and, unless obvious errors were detected, have been accepted as correct. It should be emphasized that revisions to the projections of reserves and economics included in this summary letter may be required if the provided data are revised for any reason. No inspection of the properties was made as this was not considered within the scope of these projects. No investigation was made of any environmental liabilities that might apply to the evaluated properties, and no costs are included for any possible related expenses.

    Unless specifically identified and documented by Costilla or Parker & Parsley as having curtailment problems, gas production trends have been assumed to be a function of well productivity and not of market conditions. The effect of "take or pay" clauses in gas contracts was not considered.

    Oil reserves are expressed in United States (U.S.) barrels of 42 U.S. gallons. Gas volumes are expressed in thousands of cubic feet (MCF) at 60 degrees Fahrenheit and at the legal pressure base that prevails in the state in which the reserves are located. No adjustment of the individual gas volumes to a common pressure base has been made.

    Costilla represented to Williamson that it has, or can generate, the financial and operational capabilities to accomplish those projects evaluated by Williamson which require capital expenditures.

    The estimates of reserves contained in this summary letter were determined by accepted industry methods and in accordance with the definitions of oil and gas reserves set forth above. Methods utilized in this summary letter include extrapolation of historical production trends, material balance determinations, analogy to similar properties, and volumetric calculations.

    Where sufficient production history and other data were available, reserves for producing properties were determined by extrapolation of historical production trends or through the use of material balance determinations. Analogy to similar properties or volumetric calculations were used for nonproducing properties and those producing properties which lacked sufficient production history and other data to yield a definitive estimate of reserves. Reserves projections based on analogy are subject to change due to subsequent changes in the analogous properties or subsequent production from the evaluated properties. Volumetric calculations are often based upon limited log and/or core analysis data and incomplete reservoir

Costilla Energy, Inc.
Mr. Michael J. Grella
July 23, 1996
Page 8
fluid and formation rock data. Since these limited data must frequently be extrapolated over an assumed drainage area, subsequent production performance trends or material balance calculations may cause the need for significant revisions to the estimates of reserves.

    It should be emphasized that with the current economic uncertainties, fluctuation in market conditions could significantly change the economics in this summary letter.

VII.  DECLARATION OF INDEPENDENT STATUS AND CONSENT

    We understand that our estimates are to be included in a Registration Statement on Form S-1 (the Registration Statement) to be filed with the SEC and in the Prospectus as included in such Registration Statement which will be registered under the Securities Act of 1933, as amended.

    Williamson is an independent consulting firm and does not own any interests in the oil and gas properties covered by this summary letter. Roy C. Williamson, Jr., Chief Executive Officer, owns a 2.5 percent working interest in six wells in the Outlook field, Sheridan County, Montana, which have a total value of $138,912 to the interests of Costilla. No employee, officer or director of Williamson is an employee, officer or director of Costilla or Parker & Parsley. Neither the employment of nor the compensation received by Williamson is contingent upon the values assigned to the oil and gas properties covered by this summary letter.

    We consent to the inclusion of this summary letter in the Registration Statement, the inclusion in the Registration Statement of data extracted from this summary letter and to all references to our firm in the Prospectus, including any references to our firm as Experts.

                                    Yours very truly,

                                    WILLIAMSON PETROLEUM CONSULTANTS, INC.

- -------------------------------------------------
                               -------------------------------------------------
- -------------------------------------------------
                               -------------------------------------------------

NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

UNTIL               , 1996, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED
SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                ----------------

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Prospectus Summary....................................           3
Risk Factors..........................................           9
The Company...........................................          14
Notes Offering........................................          14
Use of Proceeds.......................................          15
Dividend Policy.......................................          15
Dilution..............................................          16
Capitalization........................................          17
Pro Forma Condensed Financial Statements..............          18
Selected Financial Information........................          26
Management's Discussion and Analysis of Financial
 Condition and Results of Operations..................          27
Business and Properties...............................          32
Management............................................          44
Security Ownership of Certain Beneficial Owners and
 Management...........................................          47
Executive Compensation and Other Information..........          48
Certain Transactions..................................          50
Description of Certain Indebtedness...................          51
Description of Capital Stock..........................          53
Shares Eligible for Future Sale.......................          56
Underwriting..........................................          57
Legal Matters.........................................          58
Experts...............................................          58
Available Information.................................          58
Glossary..............................................          60
Index to Financial Statements.........................         F-1
Summary Reserve Report................................         A-1

                                4,000,000 Shares

                             COSTILLA ENERGY, INC.

                                  Common Stock

                                 -------------

                                   PROSPECTUS

                                 -------------

                       PRUDENTIAL SECURITIES INCORPORATED

                         RAUSCHER PIERCE REFSNES, INC.

                                August   , 1996

- -------------------------------------------------
                               -------------------------------------------------
- -------------------------------------------------
                               -------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

SEC registration fee...............................................  $  20,690
NASD filing fee....................................................      7,860
Nasdaq listing fee.................................................      *
Blue Sky fees and expenses.........................................     15,000
Accounting fees and expenses.......................................      *
Engineering fees and expenses......................................      *
Transfer Agent fees and expenses...................................      *
Legal fees and expenses............................................      *
Printing and mailing expenses......................................      *
Miscellaneous......................................................
                                                                     ---------
      TOTAL........................................................
                                                                     ---------
                                                                     ---------

- ------------------------
* To be provided by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the General Corporation Law of the State of Delaware permits a corporation to indemnify certain persons, including officers and directors and former officers and directors, and to purchase insurance with respect to liability arising out of their capacity or status as officers and directors. Such law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which officers and directors may be entitled under the corporation's bylaws, any agreement or otherwise. Article IX of the Company's Certificate of Incorporation, included in Exhibit 3.1 hereto, and Article VI of the Company's Bylaws, included in Exhibit 3.2 hereto, provide, in general, that the Company shall indemnify its directors and officers under the circumstances defined in Section 145 of the General Corporation Law of the State of Delaware and gives authority to the Company to purchase insurance with respect to such indemnification. The Company may in the future seek to obtain insurance providing for indemnification of officers and directors of the Company and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

    In addition, Section 102(b)(7) of the General Corporation Law of the State of Delaware permits a corporation to limit the liability of its directors subject to certain exceptions. In accordance with Section 102(b)(7), Article VI of the Company's Certificate of Incorporation, included in Exhibit 3.1 hereto, provides, in general, that no director of the Company shall be personally liable for (i) any breach of the directors' duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the General Corporation Law of the State of Delaware or (iv) any transaction from which the director derived an improper personal benefit.

    The Underwriting Agreement provides for indemnification by the Underwriters of the Registrant, its directors and officers, and by the Registrant of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act of 1933 (the "Securities Act").

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    Prior to the consummation of the Offerings, the Company issued an aggregate of 300 shares of Common Stock to Messrs. Liedtke, Grella and Musselman in its initial capitalization, which shares were cancelled in connection with the Corporate Reorganization, and an aggregate of 6,000,000 shares of Common Stock to the four members of the LLC in the merger of the LLC with and into the Company. Such shares were not registered under the Securities Act in reliance upon the exemption from registration provided by Section 4(2) thereof.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits

 EXHIBIT
  NUMBER                                    DESCRIPTION OF EXHIBIT
- ----------  --------------------------------------------------------------------------------------
     *1.1   Form of Underwriting Agreement
   ***3.1   Certificate of Incorporation of the Company
   ***3.2   Bylaws of the Company
   ***4.1   Form of Notes or Global Certificate (included as Exhibit A to the form of Indenture filed as Exhibit Number 4.2 to the Registration Statement on Form S-1, File No.
            333-     , filed with respect to the Notes)
   ***4.2   Form of Indenture
    **4.3   Form of Stock Certificate
    **5.1   Opinion of Cotton, Bledsoe, Tighe & Dawson, a Professional Corporation
    **6.1   Purchase and Sale Agreement dated April 3, 1995 by and between Parker & Parsley
            Development L.P. and Parker & Parsley Producing L.P. and Parker & Parsley Gas
            Processing Co. as Seller and Costilla Petroleum Corporation and Costilla Energy,
            L.L.C. as Purchaser
    **6.2   Purchase and Sale Agreement dated March 8, 1996 by and between Parker & Parsley
            Development L.P. and Parker & Parsley Producing L.P. and Parker & Parsley Gas
            Processing Co. as Seller and Costilla Petroleum Corporation and Costilla Energy,
            L.L.C. as Purchaser
   **10.1   Form of Credit Agreement to be entered into contemporaneously with the closing of the
            Offerings between the Company as Borrower and                      as Lender.
  ***10.2   Lease Agreement dated January 12, 1996 between Independence Plaza, Ltd. and Costilla
            Energy, L.L.C.
  ***10.3   Concession Agreement dated July 6, 1995 between the Government of the Republic of
            Moldova and the Resource Development Company, Limited.
  ***10.4   Purchase and Joint Exploration Agreement dated February 21, 1996 between the Company and Resources Development Limited, L.L.C. (DE).
   **10.5   Consolidation Agreement to be effective contemporaneously with closing of the
            Offerings to consummate the Corporate Reorganization.
   **10.6   1996 Stock Option Plan.
   **10.7   Outside Directors Stock Option Plan.
  ***10.8   Employment Agreement between the Company and Bobby W. Page effective June 30, 1996.
   **10.9   Employment Agreement between the Company and Cadell S. Liedtke to be effective contemporaneously with the closing of the Offerings.
   **10.10  Employment Agreement between the Company and Michael J. Grella to be effective contemporaneously with the closing of the Offerings.
   **10.11  Employment Agreement between the Company and Henry G. Musselman to be effective contemporaneously with the closing of the Offerings.
  ***10.12  Exchange Agreement dated January 5, 1995 between Costilla Petroleum Corporation and
            Koch Oil Company.
  ***10.13  Agreement dated January 2, 1996 between Costilla Petroleum Corporation and Frontier
            Oil and Refining Company.

 EXHIBIT
  NUMBER                                    DESCRIPTION OF EXHIBIT
- ----------  --------------------------------------------------------------------------------------
  ***12.1   Computation of Ratio of EBITDA to Interest Expense
  ***12.2   Computation of Ratio of Earnings to Fixed Charges
  ***21.1   Subsidiaries of the Registrant
    *23.1   Consent of KPMG Peat Marwick LLP
    *23.2   Consent of Williamson Petroleum Consultants, Inc.
    *23.3   Consent of Elms, Faris & Co., P.C.
   **23.4   Consent of Cotton, Bledsoe, Tighe & Dawson, a Professional Corporation (such consent is included in the opinion filed as Exhibit 5.1 to this Registration Statement)
    *24.1   Power of Attorney
    *24.2   Certified copy of resolution of Board of Directors of Costilla Energy, Inc.
            authorizing signature pursuant to Power of Attorney
    *27.1   Financial Data Schedule

- ------------------------
*   Filed herewith
**  To be filed by amendment
*** Incorporated by reference to Registration Statement on Form S-1, File No.
    333-      , filed with respect to the Notes

    (b) Financial Statement Schedules.

ITEM 17.  UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer of controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such directors, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, (i) the information omitted from the Prospectus filed as part of this Registration Statement in reliance upon Rule 430A under the Securities Act and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registrant Statement as of the time it was declared effective and (ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized in the City of Midland, State of Texas, on July 25, 1996.

                                          COSTILLA ENERGY, INC.
                                          (Registrant)

                                          By:                  *

                                             -----------------------------------
                                                      Michael J. Grella
                                                PRESIDENT AND CHIEF OPERATING
                                                           OFFICER

    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
Registration Statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

             SIGNATURE                         TITLE                  DATE
- -----------------------------------  -------------------------  ----------------

                     *               Chairman of the Board,
- -----------------------------------   Chief Executive Officer    July 25, 1996
         Cadell S. Liedtke            and Director

                     *               President, Chief
- -----------------------------------   Operating Officer and      July 25, 1996
         Michael J. Grella            Director

                     *
- -----------------------------------  Executive Vice President    July 25, 1996
        Henry G. Musselman            and Director

         /s/ BOBBY W. PAGE           Senior Vice Present,
- -----------------------------------   Treasurer and Chief        July 25, 1996
           Bobby W. Page              Financial Officer

                     *
- -----------------------------------  Director                    July 25, 1996
         Jerry J. Langdon

                     *
- -----------------------------------  Director                    July 25, 1996
           W.D. Kennedy

*By:           /s/ BOBBY W. PAGE
- -----------------------------------
           Bobby W. Page
         ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS

 EXHIBIT                                                                                               SEQUENTIALLY
  NUMBER                                     DESCRIPTION OF EXHIBIT                                    NUMBERED PAGE
- ----------  ----------------------------------------------------------------------------------------  ---------------
     *1.1   Form of Underwriting Agreement
   ***3.1   Certificate of Incorporation of the Company
   ***3.2   Bylaws of the Company
   ***4.1   Form  of Notes  or Global Certificate  (included as Exhibit  A to the  form of Indenture filed as  Exhibit Number  4.2  to the  Registration Statement  on  Form S-1,  File  No.
             333-     , filed with respect to the Notes)
   ***4.2   Form of Indenture
    **4.3   Form of Stock Certificate
    **5.1   Opinion of Cotton, Bledsoe, Tighe & Dawson, a Professional Corporation
    **6.1   Purchase  and  Sale  Agreement dated  April  3, 1995  by  and between  Parker  & Parsley
             Development L.P.  and  Parker  &  Parsley  Producing L.P.  and  Parker  &  Parsley  Gas
             Processing Co. as Seller and Costilla Petroleum Corporation and Costilla Energy, L.L.C.
             as Purchaser
    **6.2   Purchase  and  Sale  Agreement dated  March  8, 1996  by  and between  Parker  & Parsley
             Development L.P.  and  Parker  &  Parsley  Producing L.P.  and  Parker  &  Parsley  Gas
             Processing Co. as Seller and Costilla Petroleum Corporation and Costilla Energy, L.L.C.
             as Purchaser
   **10.1   Form  of Credit Agreement to  be entered into contemporaneously  with the closing of the
             Offerings between the Company as Borrower and                      as Lender.
  ***10.2   Lease Agreement dated  January 12, 1996  between Independence Plaza,  Ltd. and  Costilla
             Energy, L.L.C.
  ***10.3   Concession  Agreement  dated July  6, 1995  between  the Government  of the  Republic of
             Moldova and the Resource Development Company, Limited.
  ***10.4   Purchase and Joint Exploration Agreement dated February 21, 1996 between the Company and
             Resources Development Limited, L.L.C. (DE).
   **10.5   Consolidation Agreement to be effective contemporaneously with closing of the  Offerings to consummate the Corporate Reorganization.
   **10.6   1996 Stock Option Plan.
   **10.7   Outside Directors Stock Option Plan.
  ***10.8   Employment Agreement between the Company and Bobby W. Page effective June 30, 1996.
   **10.9   Employment  Agreement  between  the  Company  and  Cadell  S.  Liedtke  to  be effective contemporaneously with the closing of the Offerings.
   **10.10  Employment Agreement  between  the  Company  and  Michael  J.  Grella  to  be  effective contemporaneously with the closing of the Offerings.
   **10.11  Employment  Agreement  between  the  Company  and Henry  G.  Musselman  to  be effective contemporaneously with the closing of the Offerings.
  ***10.12  Exchange Agreement dated January 5, 1995 between Costilla Petroleum Corporation and Koch
             Oil Company.
  ***10.13  Agreement dated January 2, 1996 between Costilla Petroleum Corporation and Frontier  Oil and Refining Company.
  ***12.1   Computation of Ratio of EBITDA to Interest Expense
  ***12.2   Computation of Ratio of Earnings to Fixed Charges
  ***21.1   Subsidiaries of the Registrant

 EXHIBIT                                                                                               SEQUENTIALLY
  NUMBER                                     DESCRIPTION OF EXHIBIT                                    NUMBERED PAGE
- ----------  ----------------------------------------------------------------------------------------  ---------------
    *23.1   Consent of KPMG Peat Marwick LLP
    *23.2   Consent of Williamson Petroleum Consultants, Inc.
    *23.3   Consent of Elms, Faris & Co., P.C.
   **23.4   Consent  of Cotton, Bledsoe, Tighe & Dawson, a Professional Corporation (such consent is included in the opinion filed as Exhibit 5.1 to this Registration Statement)
    *24.1   Power of Attorney
    *24.2   Certified copy of resolution of Board of Directors of Costilla Energy, Inc.  authorizing signature pursuant to Power of Attorney
    *27.1   Financial Data Schedule

- ------------------------
*   Filed herewith
**  To be filed by amendment
*** Incorporated by reference to Registration Statement on Form S-1, File No.
    333-      , filed with respect to the Notes